Exhibit 99.2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. THIS DOCUMENT CONTAINS A PROPOSAL WHICH, IF IMPLEMENTED, WILL RESULT IN THE CANCELLATION OF THE LISTING OF ATOTECH LIMITED’S ORDINARY SHARES ON THE NEW YORK STOCK EXCHANGE. PART II (EXPLANATORY STATEMENT) OF THIS DOCUMENT COMPRISES AN EXPLANATORY STATEMENT IN COMPLIANCE WITH ARTICLE 126 OF THE JERSEY COMPANIES LAW.

If you are in any doubt as to the contents of this Document or what action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000, if you are in the United Kingdom, or from another appropriately authorised independent financial adviser if you are taking advice in a territory outside the United Kingdom. This Document is not a prospectus, or a prospectus exempted document.

If you sell or have sold or otherwise transferred all of your Atotech Shares, please send this Document together with the accompanying documents (other than documents or forms personal to you) at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. However, such documents should not be forwarded, distributed or otherwise transmitted in, into or from any jurisdiction in which such act would constitute a violation of the relevant laws of such jurisdiction. If you sell or have sold or otherwise transferred only part of your holding of Atotech Shares, you should retain these documents and consult the stockbroker, bank or other agent through whom the sale or transfer was effected.

The release, publication or distribution of this Document and any accompanying documents (in whole or in part) in, into or from jurisdictions other than Jersey, the United Kingdom and the United States may be restricted by the laws of those jurisdictions and therefore persons into whose possession this Document comes should inform themselves about, and observe, any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

Applications, conditional on the Scheme becoming Effective, will be made for the New MKS Shares to be listed on Nasdaq.

Recommended Acquisition of

ATOTECH LIMITED

by

MKS INSTRUMENTS, INC.

to be effected by means of a scheme of arrangement under Article 125 of the Companies (Jersey) Law 1991 (as amended)

This Document (including all information incorporated into this Document by reference to another source) should be read as a whole and in conjunction with the Forms of Proxy.

Your attention is drawn to Part I (Letter from the board of directors of Atotech) of this Document, which contains the recommendation of the Atotech Directors that you vote in favour of the Scheme Resolution at the Court Meeting and the Resolution to be proposed at the General Meeting of Atotech. A further letter from the Atotech Board explaining the Scheme appears in Part II (Explanatory Statement) of this Document. This comprises an explanatory statement in compliance with Article 126 of the Jersey Companies Law.

Action to be taken by Atotech Shareholders is set out on pages 11 to 14 and at paragraph 19 of Part II (Explanatory Statement) of this Document. Whether or not they intend to attend the Court Meeting and/or the General Meeting, either in person or remotely via the Virtual Meeting Platform, Scheme Shareholders and Atotech Shareholders are asked to complete and return the enclosed BLUE and WHITE Forms of Proxy in accordance with the instructions printed thereon as soon as possible, but in any event so as to be received by Ogier Global, not later than 10.00 a.m. (Eastern Time) / 2.00 p.m. (London Time) on November 1, 2021 (in the case of the BLUE Form of Proxy for the Court Meeting) or 10.15 a.m. (Eastern Time) / 2.15 p.m. (London Time) on November 1, 2021 (in the case of the WHITE Form of Proxy for the General Meeting), or in the case of any adjournment, not later than 48 hours (excluding any part of a day that is not a Business Day) before the time fixed for the holding of the adjourned Meeting.

If the BLUE Form of Proxy relating to the Court Meeting is not returned by Scheme Shareholders so as to be received by the time mentioned above for return of the BLUE Form of Proxy, it may be handed to the Chair of the Court Meeting before the start of the Court Meeting and will still be valid. In order to effect this, it may be handed to the Chair in person at the Court Meeting or emailed at any time prior to the Court Meeting but NOT AFTER 10.00 a.m. (Eastern Time) / 2.00 p.m. (London Time) on November 3, 2021 to Atotech@ogier.com. If the WHITE Form of Proxy is not lodged by the relevant time, it will be invalid.

The entire cost of the solicitation of proxies to be used at the Court Meeting and the General Meeting will be borne by Atotech.

COVID-19 RESTRICTIONS

Notices of the Court Meeting and the General Meeting, each of which will be held at the offices of Latham & Watkins (London) LLP located at 99 Bishopsgate, London EC2M 3XF, United Kingdom on November 3, 2021, are set out in Part IX (Notice of Court Meeting) and Part X (Notice of General Meeting) of this Document respectively. The Court Meeting will start at 10.00 a.m. (Eastern Time) / 2.00 p.m. (London Time) on that date and the General Meeting at 10.15 a.m. (Eastern Time) / 2.15 p.m. (London Time) or as soon thereafter as the Court Meeting is concluded or adjourned.

The Atotech Board notes the ongoing measures imposed by various governments and federal and state authorities (including in the US, the UK and Jersey) in view of the ongoing COVID-19 pandemic. In light of these measures, together with the uncertainty as to any additional and/or alternative measures that may be put in place by the governments of, or federal or state authorities in, the US, UK and Jersey, and in order to protect the health and safety of Atotech Shareholders and Atotech Directors, Scheme Shareholders and Atotech Shareholders are strongly encouraged not to attend the Meetings in person, and are instead encouraged to attend the Meetings remotely via the Virtual Meeting Platform and to transmit a proxy appointment and voting instruction in advance of the Meetings, appointing “the Chair of the meeting” as their proxy.

Instructions for accessing the Virtual Meeting Platform

Scheme Shareholders and Atotech Shareholders will be given the opportunity to remotely attend, speak, submit written questions and vote at the relevant Meetings via the Virtual Meeting Platform.

Scheme Shareholders and Atotech Shareholders can access the Virtual Meeting Platform using a web browser, on a PC or smartphone device. The web browser must be compatible with the latest browser versions of Chrome, Firefox, Edge and Safari. To remotely attend, speak, submit written questions and/or vote using this method, please go to https://web.lumiagm.com.

How to attend and vote at the Meetings remotely if you are a Scheme Shareholder or an Atotech Shareholder

1.	Log in at https://web.lumiagm.com at least 15 minutes before the Meetings start.

2.	Enter the meeting ID: 155-494-169.

3.	Click on “I have a login”.

4.	Enter your control number (which can be found on the Forms of Proxy).

5.	Enter the password: atotech 2021 (case sensitive).

If you are unable to access your control number, you can obtain a control number by contacting Ogier Global at Atotech@ogier.com by at 1.00 p.m. (Eastern Time) / 5.00 p.m. (London Time) on November 2, 2021.

How to observe (but not participate in) the Meetings remotely if you are a Non-Registered Shareholder

1.	Log in at https://web.lumiagm.com at least 15 minutes before the Meetings start.

2.	Enter the meeting ID: 155-494-169.

3.	Click on “I am a guest”.

4.	Enter your first name, last name, email address and company.

Access to the Meetings via the Virtual Meeting Platform will be available from 9.45 a.m. (Eastern Time) / 1.45 p.m. (London Time) on November 3, 2021, although the voting functionality will not be enabled until the Chair of the relevant Meeting declares the poll open. Scheme Shareholders and Atotech Shareholders will be permitted to speak and submit written questions (via the Virtual Meeting Platform) to the Atotech Directors during the course of the relevant Meeting. Scheme Shareholders and Atotech Shareholders may also submit questions in advance of the relevant Meeting by email to Atotech@ogier.com. Emails must be received no less than 48 hours before the start of the relevant Meeting. The Chair of the relevant Meeting will ensure that relevant matters relating to the formal business of the Meeting are addressed at the relevant Meeting.

During the relevant Meeting, Scheme Shareholders and Atotech Shareholders must ensure they are connected to the internet at all times in order to speak, submit written questions and vote when the Chair commences polling. Therefore, it is the responsibility of Scheme Shareholders and Atotech Shareholders to ensure connectivity for the duration of the relevant Meeting via their wireless or other internet connection. The Virtual Meeting Guide contains further information on remotely accessing and participating in the Meetings via the Virtual Meeting Platform and is available on Atotech’s website at https://investors.atotech.com.

Non-Registered Shareholders (being holders of a book entry, beneficial or otherwise controlling voting and economic interest in an Atotech Share the legal ownership of which is held on their behalf by an Intermediary, and whose names do not therefore appear in the register of members of Atotech) will not be entitled to attend, speak at, submit written questions to, vote at or otherwise participate in either the Court Meeting or the General Meeting (whether in person or remotely via the Virtual Meeting Platform, save in respect of an ability to observe via the Virtual Meeting Platform as described above and in the Virtual Meeting Guide prepared by Lumi).

Atotech has designated the Chair as the person whom Scheme Shareholders and Atotech Shareholders may appoint as their proxy. Scheme Shareholders and Atotech Shareholders are strongly encouraged to appoint the Chair of each of the Court Meeting and the General Meeting as their proxy. If a Scheme Shareholder or an Atotech Shareholder wishes to appoint an individual other than the Chair to represent such Scheme Shareholder or Atotech Shareholder at the Court Meeting and/or General Meeting, such Scheme Shareholder or Atotech Shareholder may do so by crossing out the Chair on the Form of Proxy and inserting the name of that other individual in the blank space provided on the Form of Proxy. A proxyholder need not be a shareholder of Atotech. If either a Scheme Shareholder or an Atotech Shareholder is a corporation, its proxy must be executed by a duly authorized officer or properly appointed attorney. The person they appoint will need to contact Ogier Global at Atotech@ogier.com to request a control number to remotely attend and vote at the Meetings. It is the responsibility of the Scheme Shareholder or Atotech Shareholder to advise their proxy (the person they appoint) to contact Ogier Global to request a control number. Without the control number, proxyholders will not be able to vote at the Meetings.

The COVID-19 situation is constantly evolving, and the governments of, or federal or state authorities in, the US, the UK and Jersey may change current restrictions or implement further measures relating to the holding of shareholder meetings during the affected period. Any material changes to the arrangements for the Court Meeting and the General Meeting will be communicated to Atotech Shareholders and Scheme Shareholders before the Meetings by public announcement in the United States and by making such announcement available on Atotech’s website at https://investors.atotech.com.

It is important that, for the Court Meeting in particular, as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of opinion of Scheme Shareholders. Whether or not they intend to attend and/or vote at the Court Meeting (in person or remotely via the Virtual Meeting Platform), Scheme Shareholders are strongly advised to sign and return your BLUE Form of Proxy (by email) for the Court Meeting as soon as possible.

If you receive more than one Form of Proxy because you own Scheme Shares or Atotech Shares registered in different names or addresses, the relevant Form of Proxy should be completed and returned in respect of each name and address.

If the BLUE Form of Proxy relating to the Court Meeting is not returned by Scheme Shareholders so as to be received by the time mentioned above for return of the BLUE Form of Proxy, it may be handed to the Chair of the Court Meeting before the start of the Court Meeting and will still be valid. In order to effect this, it may be handed to the Chair in person at the Court Meeting or emailed at any time prior to the Court Meeting but NOT AFTER 10.00 a.m. (Eastern Time) / 2.00 p.m. (London Time) on November 3, 2021 to Atotech@ogier.com. If the WHITE Form of Proxy is not lodged by the relevant time, it will be invalid.

How to revoke your proxy

Scheme Shareholders and Atotech Shareholders can revoke their proxy by sending an email to Atotech@ogier.com by 5.00 p.m.(Eastern Time) / 9.00 p.m. (London Time) on November 2, 2021 (or, in the case of any adjournment, 5.00 p.m. (Eastern time) on the last Business Day before the date fixed for the adjourned Meeting), stating that you want to revoke your proxy.

How to change your vote

Scheme Shareholders and Atotech Shareholders can also change their vote by sending in another properly completed and signed Form of Proxy with a later date, as long as it is received by 10.00 a.m. (Eastern Time) / 2.00 p.m. (London Time) on November 1, 2021 (in the case of the Court Meeting) and 10.15 a.m. (Eastern Time) / 2.15 p.m. (London Time) on November 1, 2021 (in the case of the General Meeting), or if a Meeting is adjourned, not later than 48 hours (excluding any part of a day that is not a Business Day) before the time fixed for the adjourned Meeting.

The completion and return of the Forms of Proxy by email will not prevent you from attending, speaking at, submitting written questions and voting at the Court Meeting or the General Meeting, in each case either in person or remotely via the Virtual Meeting Platform as described above and in the Virtual Meeting Guide, if you are entitled to and wish to do so.

The securities represented by the accompanying Forms of Proxy will be voted at the Meetings, and where a choice is specified in respect of any matter to be acted upon, will be voted or withheld from voting in accordance with the specification made on any ballot that may be called for. In the absence of such specification, proxies in favour of the Chair of each of the Court Meeting and the General Meeting will be voted in favour of the Scheme Resolution at the Court Meeting and in favour of the Resolution to be proposed at the General Meeting.

Record Date

The Atotech Board has approved 5.00 p.m. (Eastern Time) / 10.00 p.m. (London Time) on September 24, 2021 as the record date (the “Record Date”) for the determination of Scheme Shareholders entitled to receive notice of the Court Meeting and Atotech Shareholders entitled to receive notice of the General Meeting and at any adjournment or postponement thereof. Shareholders of record at 5.00 p.m. (Eastern Time) / 10.00 p.m. (London Time) on the Record Date are entitled to receive notice of the Court Meeting and the General Meeting. This Document (which includes the notices of the Court Meeting and General Meeting), the Forms of Proxy and the Virtual Meeting Guide are being mailed to Atotech Shareholders of record as at the Record Date and will be made available on Atotech’s website at https://investors.atotech.com, and will be filed with, or furnished to, the SEC. If you have sold or otherwise transferred part of your holding of or interest in Atotech Shares, please retain the Meeting Materials and consult the stockbroker, bank or other agent (if any) through which the sale was effected.

Shareholder Helpline

If Atotech Shareholders have any questions about the Meetings or the completion and return of the Forms of Proxy, please contact Ogier Global on +44 1534 514000 or by email at Atotech@ogier.com. Calls are charged at the standard geographic rate and will vary by provider. Calls from outside Jersey, Channel Islands will be charged at the applicable international rate. The helpline is open between 9.00 a.m. – 5.00 p.m. (London Time), Monday to Friday excluding public holidays in Jersey, Channel Islands. Please note that Ogier Global cannot provide any financial, legal or tax advice and calls may be recorded and monitored for security and training purposes. If requested, electronic copies of the Forms of Proxy will be provided free of charge.

Non-Registered Shareholders

Non-Registered Shareholders as of the Non-Registered Shareholder Record Time will be entitled to instruct their broker or other Intermediary how to vote the Scheme Shares and Atotech Shares in which they have a beneficial interest by completing and signing the materials provided to them in accordance with the instructions provided to them by their broker or other Intermediary.

Further Information

Credit Suisse Securities (USA) LLC (“Credit Suisse”) is acting exclusively as financial adviser to Atotech and no one else in connection with the Acquisition and matters set out in this Document. In connection with such matters, Credit Suisse will not regard any other person as its client and will not be responsible to anyone other than Atotech for providing the protections afforded to clients of Credit Suisse or for providing advice in connection with the Acquisition or any other matter referred to herein. Neither Credit Suisse nor any of its subsidiaries, affiliates or branches owes or accepts any duty, liability or responsibility whatsoever (whether direct, indirect, consequential, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Credit Suisse in connection with the Acquisition for this Document, any statement contained herein or otherwise.

Perella Weinberg Partners LP (“Perella Weinberg Partners”) is acting exclusively for MKS and no one else in connection with the Acquisition and shall not be responsible to anyone other than MKS for providing the protections afforded to clients of Perella Weinberg Partners nor for providing advice in connection with the Acquisition or any other matter referred to herein. Neither Perella Weinberg Partners nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Perella Weinberg Partners in connection with the Acquisition for this Document, any statement contained herein or otherwise. Perella Weinberg Partners has given, and not withdrawn, its consent to the inclusion in this Document of the references to its name in the form and context in which they appear.

Certain terms used in this Document are defined in Part VIII (Definitions).

IMPORTANT NOTICES

No person has been authorised to give any information or make any representations other than those contained in this Document and, if given or made, such information or representations must not be relied upon as having been authorised by Atotech, the Atotech Directors, MKS, the MKS Directors or by Credit Suisse or Perella Weinberg Partners or any other person involved in the Acquisition. Neither the delivery of this Document nor holding the Meetings, the Court Sanction Hearing, or filing the Court Order shall, under any circumstances, create any implication that there has been no change in the affairs of the Atotech Group or the MKS Group since the date of this Document or that the information in, or incorporated into, this Document is correct as at any time subsequent to its date.

Overseas jurisdictions

The release, publication or distribution of this Document in, into or from jurisdictions other than Jersey, the United Kingdom or the United States may be restricted by law, and any use in the United States may be subject to applicable United States laws and regulations. Persons who are not resident in Jersey, the United Kingdom or the United States or who are subject to the laws of other jurisdictions should inform themselves of, and observe, any applicable requirements. In particular, the ability of persons who are not resident in Jersey, the United Kingdom or the United States to vote their Scheme Shares with respect to the Scheme Resolution at the Court Meeting, or to appoint another person as proxy to vote at the Court Meeting on their behalf may be affected by the laws of the relevant jurisdictions in which they are located. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the Acquisition disclaim any responsibility or liability for the violation of such restrictions by any person. This Document has been prepared for the purposes of complying with Jersey law and applicable US securities laws and the information disclosed may not be the same as that which would have been disclosed if this Document had been prepared in accordance with the laws of jurisdictions outside Jersey or the United States. This Document is not a prospectus, or a prospectus exempted document.

Unless otherwise determined by MKS, and permitted by applicable law and regulation, the Acquisition will not be made available, directly or indirectly, in, into or from a Restricted Jurisdiction or any other jurisdiction where to do so would violate the laws of that jurisdiction and no person may vote in favour of the Scheme Resolution at the Court Meeting or the Resolution at the General Meeting by any use, means, instrumentality or form within a Restricted Jurisdiction or any other jurisdiction if to do so would constitute a violation of the laws of that jurisdiction. Accordingly, copies of this Document will not be and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction or any jurisdiction where to do so would violate the laws of that jurisdiction, and persons receiving all documents relating to the Acquisition (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction or any other jurisdiction if to do so would constitute a violation of the laws of that jurisdiction.

Further details in relation to overseas shareholders are contained in paragraph 17 of Part II (Explanatory Statement) of this Document. Your attention is also drawn to paragraph 16 of Part II (Explanatory Statement) of this Document, which sets out general information regarding the anticipated tax treatment of holders of Scheme Shares under the laws of Jersey, the United States or the United Kingdom. Such information is intended as a general guide only and if you are in any doubt as to your tax position, or if you are subject to taxation in any jurisdiction other than Jersey, the UK or the United States you should consult an appropriate independent professional tax adviser.

Additional information for US investors

The Acquisition is being made to acquire the securities of a Jersey company that is a “foreign private issuer” as defined under Rule 3b-4 under the US Exchange Act, and will be made by means of a members’ scheme of arrangement provided for under Jersey Companies Law. A transaction effected by means of a members’ scheme of arrangement is not subject to the tender offer rules or the proxy solicitation rules under the US Exchange Act. Accordingly, the Scheme is subject to the disclosure requirements and practices applicable in Jersey to schemes of arrangement, which differ from the disclosure requirements of the US tender offer rules and proxy solicitation rules and the US Securities Act. If, in the future, MKS exercises the right to implement the Acquisition by way of a Jersey Merger and determines to extend the offer into the United States, the Acquisition will be made in compliance with applicable United States laws and regulations, including any applicable exemptions under the US Exchange Act.

Certain financial information relating to Atotech that is included in this Document has been or will have been prepared in accordance with IFRS and may not therefore be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US. If MKS were to elect to implement the Acquisition by means of a Jersey Merger, such Jersey Merger would be made in compliance with applicable US laws and regulations, including Section 14(e) of the US Exchange Act and Regulation 14E thereunder.

The New MKS Shares to be issued pursuant to the Scheme have not been, nor will they be, registered under the US Securities Act or under the securities laws of any state or other jurisdiction of the United States and the New MKS Shares are expected to be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof. Section 3(a)(10) of the US Securities Act exempts from registration the offer and sale of a security which is issued in specified exchange transactions where, among other things, the fairness of the terms and conditions of such exchange are approved by a court or authorized government entity after a hearing on the fairness of such terms and conditions, at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or governmental authority expressly authorized by Law to grant such approval and to hold such a hearing. Accordingly, the Court Order, if granted by the Court, constitutes a basis for the exemption from the registration requirements of the US Securities Act with respect to the New MKS Shares issued in connection with the Scheme. The New MKS Shares to be issued under the Scheme will not be subject to resale restrictions under the US Securities Act, except that the US Securities Act imposes restrictions on the resale of New MKS Shares received pursuant to the Scheme by persons who are at the time of a resale, or who were within three months before the resale, “affiliates” of MKS. An “affiliate” of an issuer is a person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

Any holder of New MKS Shares who is an affiliate of MKS at the time of a proposed resale, or has been an affiliate within three months before a proposed resale, is urged to consult with its own legal advisor to ensure that any proposed resale of New MKS Shares issued to them under the Scheme complies with applicable US Securities Act requirements.

For the purposes of qualifying for the exemption from the registration requirements of the US Securities Act afforded by Section 3(a)(10), Atotech will advise the Court that its sanctioning of the Scheme will be relied upon by MKS as an approval of the Scheme following a hearing on its fairness to Atotech Shareholders.

The receipt of cash and stock consideration by a US holder for the transfer of its Scheme Shares pursuant to the Scheme will be a taxable transaction for United States federal income tax purposes and under applicable United States state and local laws. In addition, Atotech Shareholders may be required to provide an applicable IRS Form W-8 or W-9 in order to prevent any backup withholding tax on the cash consideration. Each Atotech Shareholder is urged to consult their independent professional adviser immediately regarding the tax consequences of the Acquisition applicable to them, including under applicable United States state and local laws.

Atotech is formed under the laws of Jersey. In addition, some or all of its officers and directors reside outside the US, and some or all of its assets are or may be located in jurisdictions outside the US. Therefore, investors may have difficulty effecting service of process within the US upon those persons or recovering against Atotech or its officers or directors on judgments of US courts, including judgments based upon the civil liability provisions of US federal securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court’s judgment. It may not be possible to sue Atotech or its officers or directors in a non-US court for violations of US securities laws.

None of the securities referred to in this Document have been approved or disapproved by the US Securities and Exchange Commission, any state securities commission in the United States or any other US regulatory authority, nor have such authorities passed upon or determined the adequacy or accuracy of the information contained in this Document. Any representation to the contrary is a criminal offence in the United States.

Forward-looking statements

This Document contains certain “forward-looking statements” with respect to the financial condition, results of operations and business of Atotech and certain plans and objectives of MKS with respect thereto. These statements are based on the current expectations of the management of MKS (or where expressly stated, the Atotech Board) and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this Document include statements relating to the expected effects of the Scheme on MKS and Atotech, the expected timing and scope of the Scheme, and other statements other than historical facts.

Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates” and words of similar import. Although MKS or Atotech (as applicable) believe that the expectations reflected in such forward-looking statements are reasonable, MKS or Atotech (as applicable) can give no assurance that such expectations will prove to be correct. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include: the impact (including the failure to realize any expected benefits) of any acquisitions or similar transactions, including the transaction contemplated by this Document; the uncertainty of the magnitude, duration, geographic reach, impact on the global economy of the COVID-19 pandemic, as well as the current and potential travel restrictions, stay-at-home orders, and other economic restrictions implemented to address it; uncertainty, downturns, and changes in Atotech’s or MKS’ target markets; foreign currency exchange rate fluctuations; reduced market acceptance and inability to keep pace with evolving technology and trends; loss of customers; increases in costs or reductions in the supplies of raw materials that may materially adversely affect Atotech’s or MKS’ business, financial condition, and results of operations; Atotech’s and MKS’ ability to provide products and services in light of changing environmental, health and safety, product liability, financial, and other legislation and regulation; Atotech’s or MKS’ failure to compete successfully in product development; Atotech’s and MKS’ ability to successfully execute growth initiatives, business strategies, and operating plans; whether the secular trends expected to drive growth materialize to the degree expected, or at all; material costs relating to environmental and health and safety requirements or liabilities; underfunded defined benefit pension plans; risk that the insurance may not fully cover all potential exposures; failure to comply with the anti-corruption laws of the United States and various international jurisdictions; tariffs, border adjustment taxes, or other adverse trade restrictions and impacts on customers’ value chains; political, economic, and legal uncertainties in China, the Chinese government’s control of currency conversion and expatriation of funds, and the Chinese government’s policy on foreign investment in China; regulations around the production and use of chemical substances; weak intellectual property rights in jurisdictions outside the United States; intellectual property infringement and product liability claims; the ability to obtain additional capital on commercially reasonable terms may be limited; risks related to our derivative instruments; risks related to the ability to attract, motivate, and retain senior management and qualified employees; increased risks to global operations including, but not limited to, political instability, acts of terrorism, taxation, and unexpected regulatory and economic sanctions changes, among other things; natural disasters that may materially adversely affect Atotech’s or MKS’ business, financial condition, and results of operations; the inherently hazardous nature of chemical manufacturing that could result in accidents that disrupt operations and increase exposure to losses or liabilities; damage to brand reputation; the ability of affiliates of The Carlyle Group Inc. (“Carlyle”) to control Atotech’s common shares; any statements of belief and any statements of assumptions underlying any of the foregoing; the risk factors described in Atotech’s Annual Report on Form 20-F for year ended December 31, 2020 incorporated by reference herein. Other unknown or unpredictable factors, including but not limited to any regulatory conditions being imposed on the MKS Group pursuant to the Acquisition could cause actual results to differ materially from those in the forward-looking statements.

Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. MKS, any member of the MKS Group and Atotech do not undertake any obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

No Profit Forecasts or Estimates

No statement in this Document, or incorporated by reference into this Document, is intended to be or is to be construed as a profit forecast or estimate for any period and no statement in this Document should be interpreted to mean that earnings or earnings per share for MKS or Atotech, as appropriate, for the current or future financial years would necessarily match or exceed the historical published earnings or earnings per share for MKS or Atotech, as appropriate.

Rounding

Certain figures included in this Document have been subjected to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Publication on website

A copy of this Document is and will be available, subject to certain restrictions relating to persons resident in Restricted Jurisdictions, for inspection on the Atotech website at https://investors.atotech.com on or as soon as reasonably practicable following September 29, 2021 (being the first Business Day following the date of this Document). For the avoidance of doubt, save as expressly referred to in this Document, the contents of the websites referred to in this Document are not incorporated into and do not form part of this Document.

This Document, the Forms of Proxy and the Virtual Meeting Guide will be filed with, or furnished to, the SEC.

General

Investors should be aware that MKS may purchase Atotech Shares otherwise than under any Jersey Merger or the Scheme, including pursuant to privately negotiated purchases.

The statements in this Document are not to be construed as legal, business, financial or tax advice. If you are in any doubt about the contents of this Document or the action you should take, you are recommended to seek your own independent financial advice immediately from your stockbroker, bank manager, lawyer or independent financial adviser duly authorised under FSMA if you are resident in the United Kingdom or, if not, from another appropriate authorised independent financial adviser.

This Document is furnished in connection with the solicitation of proxies by management of Atotech for use at the Meetings. Any costs of proxy solicitation by management will be borne by Atotech.

UK Takeover Code does not apply

Neither Atotech nor the Acquisition are subject to the requirements of the UK Takeover Code or the jurisdiction of the Panel. Therefore no dealing disclosures are required to be made under Rule 8 of the UK Takeover Code by shareholders of MKS or Atotech.

This Document is dated September 28, 2021.

ACTION TO BE TAKEN

For the reasons set out in this Document, the Atotech Directors unanimously recommend that Atotech Shareholders vote in favour of the Scheme Resolution at the Court Meeting and Atotech Shareholders vote in favour of the Resolution at the General Meeting, as Geoff Wild and Charles Shaver, being the Atotech Directors who (together with their connected persons) have beneficial interests in Atotech Shares, have irrevocably undertaken to do, or procure, in respect of 1,982,525 Atotech Shares (representing, in aggregate, approximately 1.02 per cent. of the issued share capital of Atotech in issue on the Latest Practicable Date).

COVID-19 Restrictions

As set out in the opening pages of this Document and in Part IX (Notice of Court Meeting) and Part X (Notice of General Meeting) of this Document, the Meetings will be held at the offices of Latham & Watkins (London) LLP located at 99 Bishopsgate, London EC2M 3XF, United Kingdom with Scheme Shareholders (in the case of the Court Meeting) and Atotech Shareholders (in the case of the General Meeting) also able to attend and participate remotely via the Virtual Meeting Platform.

1.	Documents

Please check that you have received the following:

•	a BLUE Form of Proxy in respect of the Court Meeting on November 3, 2021 (if you are a Scheme Shareholder);

•	a WHITE Form of Proxy in respect of the General Meeting on November 3, 2021 (if you are an Atotech Shareholder); and

•

the Virtual Meeting Guide prepared by Lumi explaining how Atotech Shareholders and Scheme Shareholders can remotely access and participate in the Meetings, and how Non-Registered Shareholders can remotely observe (but not participate in) the Meetings, via the Virtual Meeting Platform.

If Atotech Shareholders have not received any of these documents, please contact the shareholder helpline on the number indicated below.

The Record Date has been set as 5.00 p.m. (Eastern Time) / 10.00 p.m. (London Time) on September 24, 2021. Atotech prepared a list of Scheme Shareholders and Atotech Shareholders of record at such time. Scheme Shareholders and Atotech Shareholders named on that list are entitled to receive notice of the Court Meeting and the General Meeting or any adjournment(s) or postponement(s) thereof.

2.	Voting at the Court Meeting and the General Meeting

It is important that, for the Court Meeting in particular, as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of the opinion of Scheme Shareholders. Whether or not Scheme Shareholders intend to attend and/or vote (in person or remotely via the Virtual Meeting Platform) at the Court Meeting, they are strongly advised to sign and return their BLUE Form of Proxy (by email) for the Court Meeting as soon as possible.

The Scheme will require approval at a meeting of Scheme Shareholders convened with the permission of the Court to be held at the offices of Latham & Watkins (London) LLP located at 99 Bishopsgate, London EC2M 3XF, United Kingdom with Scheme Shareholders also able to attend and participate remotely via the Virtual Meeting Platform at 10.00 a.m. (Eastern Time) / 2.00 p.m. (London Time) on November 3, 2021. Implementation of the Scheme will also require approval of the Resolution to be proposed at the General Meeting. The General Meeting will also be held at the offices of Latham & Watkins (London) LLP located at 99 Bishopsgate, London EC2M 3XF, United Kingdom with Atotech Shareholders also able to attend and participate remotely via the Virtual Meeting Platform at 10.15 a.m. (Eastern Time) / 2.15 p.m. (London Time) on November 3, 2021 (or as soon thereafter as the Court Meeting concludes or is adjourned).

As set out in Part IX (Notice of Court Meeting) and Part X (Notice of General Meeting), Scheme Shareholders and Atotech Shareholders are strongly encouraged not to attend the Meetings in person, and are instead encouraged to attend the Meetings remotely via the Virtual Meeting Platform, as described in the opening pages of this Document and the Virtual Meeting Guide. Any material changes to the arrangements for the Court Meeting and the General Meeting will be communicated to Atotech Shareholders and Scheme Shareholders before the Meetings by public announcement in the United States and by making such announcement available on Atotech’s website at https://investors.atotech.com.

Atotech has designated the Chair as the person whom Scheme Shareholders and Atotech Shareholders may appoint as their proxy. Scheme Shareholders and Atotech Shareholders are strongly encouraged to appoint the Chair of each of the Court Meeting and the General Meeting as their proxy. If a Scheme Shareholder or an Atotech Shareholder wishes to appoint an individual other than the Chair to represent such Scheme Shareholder or Atotech Shareholder at the Court Meeting and/or General Meeting, such Scheme Shareholder or Atotech Shareholder may do so by crossing out the Chair on the Form of Proxy and inserting the name of that other individual in the blank space provided on the Form of Proxy. A proxyholder need not be a shareholder of Atotech. If either a Scheme Shareholder or an Atotech Shareholder is a corporation, its proxy must be executed by a duly authorized officer or properly appointed attorney. The person they appoint will need to contact Ogier Global at Atotech@ogier.com to request a control number to remotely attend and vote at the Meetings. It is the responsibility of the Scheme Shareholder or Atotech Shareholder to advise their proxy (the person they appoint) to contact Ogier Global to request a control number. Without the control number, proxyholders will not be able to vote at the Meetings.

Scheme Shareholders and Atotech Shareholders are strongly encouraged to submit proxy appointments and instructions for the Court Meeting and the General Meeting by email as soon as possible.

Scheme Shareholders and Atotech Shareholders are required to submit proxy voting instructions in respect of the relevant Meeting not later than 48 hours before the relevant Meeting (excluding any part of a day that is not a Business Day) (or in the case of any adjournment, not later than 48 hours (excluding any part of a day that is not a Business Day) before the time fixed for the adjourned Meeting) or, in the case of the BLUE Form of Proxy relating to the Court Meeting by handing it to the Chair of the Court Meeting before the start of the Court Meeting (in person or electronically by email) as further described below.

Scheme Shareholders and Atotech Shareholders are entitled to appoint a proxy in respect of some or all of their Scheme Shares and Atotech Shares, respectively, and may also appoint more than one proxy, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by such holder. Scheme Shareholders and Atotech Shareholders who wish to appoint more than one proxy in respect of their holding of Scheme Shares and Atotech Shares should contact Ogier Global for further Forms of Proxy.

If you receive more than one Form of Proxy because you own Scheme Shares or Atotech Shares registered in different names or addresses, the relevant Form of Proxy should be completed and returned in respect of each name and address.

The Scheme Shares and Atotech Shares represented by any valid Form of Proxy will be voted for or against, as the case may be, the Scheme Resolution at the Court Meeting and the Resolution at the General Meeting, in accordance with the specific instructions made by the Scheme Shareholder or Atotech Shareholder on any ballot that may be called for with respect to the Scheme and the Resolution. In the absence of any such specific instructions, such Scheme Shares and Atotech Shares will be voted by the Chair of either the Court Meeting or the General Meeting named in the Form of Proxy FOR the Scheme Resolution at the Court Meeting and the Resolution at the General Meeting.

The completion and return of the Forms of Proxy by email will not prevent you from attending, speaking at, submitting written questions and voting at the Court Meeting or the General Meeting, in each case either in person or remotely via the Virtual Meeting Platform as described in the opening pages of this Document and the Virtual Meeting Guide, if you are entitled to and wish to do so.

Upon the Scheme becoming Effective, it will be binding on all Scheme Shareholders holding Scheme Shares at the Scheme Record Time, irrespective of whether or not they attended or voted in favour of, or against, the Scheme Resolution at the Court Meeting or in favour of, or against, or abstained from voting on the Resolution at the General Meeting.

Sending Forms of Proxy by email

Scheme Shareholders and Atotech Shareholders are requested to complete and sign the Forms of Proxy in accordance with the instructions printed thereon and return them by email to Ogier Global at Atotech@ogier.com, so as to be received as soon as possible and in any event not later than the relevant times set out below:

BLUE Forms of Proxy for the Court Meeting                        10.00 a.m. (Eastern Time) / 2.00 p.m. (London Time) on November 1, 2021

WHITE Forms of Proxy for the General Meeting                  10.15 a.m. (Eastern Time) / 2.15 p.m. (London Time) on November 1, 2021

or, if a Meeting is adjourned, not later than 48 hours (excluding any part of a day that is not a Business Day) before the time fixed for the adjourned Meeting.

If the BLUE Form of Proxy relating to the Court Meeting is not returned by Scheme Shareholders so as to be received by the time mentioned above for return of the BLUE Form of Proxy, it may be handed to the Chair of the Court Meeting before the start of the Court Meeting and will still be valid. In order to effect this, it may be handed to the Chair in person at the Court Meeting or emailed at any time prior to the Court Meeting but NOT AFTER 10.00 a.m. (Eastern Time) / 2.00 p.m. (London Time) on November 3, 2021 to Atotech@ogier.com. If the WHITE Form of Proxy is not lodged by the relevant time, it will be invalid.

How to revoke your proxy

Scheme Shareholders and Atotech Shareholders can revoke their proxy by email to Atotech@ogier.com by 5.00 p.m.(Eastern Time) / 9.00 p.m. (London Time) on November 2, 2021 (or, in the case of any adjournment, 5.00 p.m. (Eastern time) on the last Business Day before the date fixed for the adjourned Meeting), stating that you want to revoke your proxy.

How to change your vote

Scheme Shareholders and Atotech Shareholders can also change their vote by sending in another properly completed and signed Form of Proxy with a later date, as long as it is received by 10.00 a.m. (Eastern Time) / 2.00 p.m. (London Time) on November 1, 2021 (in the case of the Court Meeting) and 10.15 a.m. (Eastern Time) / 2.15 p.m. (London Time) on November 1, 2021 (in the case of the General Meeting), or if a Meeting is adjourned, not later than 48 hours (excluding any part of a day that is not a Business Day) before the time fixed for the adjourned Meeting.

3.	Non-Registered Shareholders

The information set forth in this section is of importance to Non-Registered Shareholders, as a substantial number of Scheme Shares and Atotech Shares are held by Intermediaries on behalf of Non-Registered Shareholders. Non-Registered Shareholders should note that only proxies deposited by Scheme Shareholders and Atotech Shareholders (that is, individuals or entities whose names appear on the records maintained by the Transfer Agent for the Scheme Shares and Atotech Shares as registered holders of Scheme Shares and Atotech Shares) will be recognised and acted upon at the Court Meeting and General Meeting. If Scheme Shares or Atotech Shares are listed in an account statement provided to a Non-Registered Shareholder by an Intermediary, those Scheme Shares or Atotech Shares will, in all likelihood, be registered in the name of the Intermediary (or its agent). The vast majority of such Scheme Shares and Atotech Shares are registered under the name of Cede & Co., as nominee for DTC.

The Meeting Materials will be sent to each Non-Registered Shareholder by or on behalf of the Intermediary that holds Scheme Shares or Atotech Shares on their behalf. Intermediaries will typically use a service company to forward the Meeting Materials. The majority of Intermediaries now delegate responsibility for obtaining shareholder instructions from clients to Broadridge. Broadridge typically mails a Voting Instruction Form in lieu of the Form of Proxy. Non-Registered Shareholders are requested to vote in accordance with the instructions set forth in the Voting Instruction Forms. Broadridge will provide aggregate Scheme Shareholder and Atotech Shareholder voting instructions to the relevant Intermediary (or its tabulation agent), which will tabulate the results for the Court Meeting and General Meeting and provide appropriate instructions with respect to the voting of the Scheme Shares and Atotech Shares to be represented at the Court Meeting and the General Meeting or the reconvening of any adjournment or postponement thereof.

Applicable securities regulatory policy requires Intermediaries, on receipt of materials that seek voting instructions from Non-Registered Shareholders indirectly, to seek voting instructions from Non-Registered Shareholders in advance of meetings of security-holders. Every Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Shareholders in order to ensure that their wishes are expressed at the Court Meeting and the General Meeting or the reconvening or any adjournment or postponement thereof. Often, the form of proxy supplied to a Non-Registered Shareholder by its broker is identical to the form of proxy provided to Scheme Shareholders and Atotech Shareholders; however, its purpose is limited to instructing the relevant Scheme Shareholder and Atotech Shareholder that is an Intermediary on how to vote on behalf of the Non-Registered Shareholder. In the ordinary course, Non-Registered Shareholders’ securities can only be voted by their Intermediaries in accordance with the Non-Registered Shareholders’ instructions. Non-Registered Shareholders should carefully follow the instructions provided by their Intermediaries in order to ensure that either (i) their wishes in respect of the Scheme Shares and Atotech Shares that they control are reflected at the Court Meeting and General Meeting or the reconvening of or any adjournment or postponement thereof.

Non-Registered Shareholders will not be entitled to attend, speak at, submit written questions to, vote at or otherwise participate in either the Court Meeting or the General Meeting (whether in person or remotely via the Virtual Meeting Platform).

Non-Registered Shareholders as of the Non-Registered Shareholder Record Time will however be entitled to instruct their broker or other Intermediary how to vote the Scheme Shares and Atotech Shares in which they have a beneficial interest by completing and signing the materials provided to them in accordance with the instructions provided to them by their broker or other Intermediary.

Non-Registered Shareholders will also be able to observe (but not participate in) the Court Meeting and the General Meeting remotely via the Virtual Meeting Platform, as described in the opening pages of this Document and the Virtual Meeting Guide prepared by Lumi.

Non-Registered Shareholders are entitled to switch from being a Non-Registered Shareholder to a Scheme Shareholder and/or Atotech Shareholder (so that the Scheme Shares and/or Atotech Shares previously held by the relevant Intermediary will be held directly by them).

4.	Shareholder helpline

If Atotech Shareholders have any questions about the Meetings or the completion and return of the Forms of Proxy, please contact Ogier Global on +44 1534 514000 or by email at Atotech@ogier.com. Calls are charged at the standard geographic rate and will vary by provider. Calls from outside Jersey, Channel Islands will be charged at the applicable international rate. The helpline is open between 9.00 a.m. – 5.00 p.m. (London Time), Monday to Friday excluding public holidays in Jersey, Channel Islands. Please note that Ogier Global cannot provide any financial, legal or tax advice and calls may be recorded and monitored for security and training purposes. If requested, copies of the Forms of Proxy will be provided free of charge.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

All dates and times are based on Atotech’s and MKS’ current expectations and are subject to change. If any of the dates and/or times in this expected timetable change materially, the revised dates and/or times will be published by public announcement in the United States and by making such announcement available on Atotech’s website at https://investors.atotech.com.

Event	Expected time / date
Directions Hearing	August 26, 2021

Non-Registered Shareholder Record Time	5.00 p.m. (Eastern time) / 10.00 p.m. (London time) on September 24, 2021

Publication of this Document	September 28, 2021

Latest time for lodging Forms of Proxy for: Court Meeting (BLUE form)	10.00 a.m. (Eastern Time) / 2.00 p.m. (London Time) on November 1, 2021(1)

General Meeting (WHITE form)	10.15 a.m. (Eastern Time) / 2.15 p.m. (London Time) on November 1, 2021(1)

Scheme Voting Record Time for the Court Meeting and the General Meeting	5.00 p.m. (Eastern Time) / 10.00 p.m. (London Time) on October 24, 2021(2)

Court Meeting	10.00 a.m. (Eastern Time) / 2.00 p.m. (London Time) on November 3, 2021

General Meeting	10.15 a.m. (Eastern Time) / 2.15 p.m. (London Time) on November 3, 2021(3)

The following dates are indicative only and will depend on, among other things, the dates upon which (i) the Conditions are satisfied or (where applicable) waived, (ii) the Court sanctions the Scheme, and (iii) the Court Order sanctioning the Scheme is delivered to the Registrar of Companies. Atotech will give notice of any changes to these dates and times, when known, by public announcement in the United States and by making such announcement available on Atotech’s website at https://investors.atotech.com. Any further updates or changes to these times will be notified in the same way.

Court Sanction Hearing	Subject to clause 9 of the Scheme, December 22, 2021

Last day of dealings in, and for registration of transfers of, Atotech Shares	D-3 Business Days

Scheme Record Time	5.00 p.m. (Eastern Time) / 10.00 p.m. (London Time) on D-1 Business Day

Effective Date of the Scheme	December 30, 2021 “D”(4)

Date for despatch of cheques/settlement for cash consideration (including any cash entitlement in respect of fractional shares) due under the Scheme	D(5)

Cancellation of listing of Atotech Shares on the NYSE	by 9.30 a.m. (Eastern Time) / 2.30 p.m. (London Time) on D+1 Business Day

Listing of, and commencement of dealings in, New MKS Shares on Nasdaq	by 9.30 a.m. (Eastern Time) / 2.30 p.m. (London Time) on D+1 Business Day(6)

New MKS Shares credited by the Transfer Agent to Cede & Co., as nominee for DTC (in respect of Atotech Shares held in book-entry form through DTC)	D+1 Business Day(6)

New MKS Shares credited by the Transfer Agent in book-entry form on its books or through DRS if the Scheme Shareholder is DRS-eligible (in respect of Atotech Shares held in certificated or book-entry form on books of the Transfer Agent)	D+1 Business Day(6)

Dispatch of statements of entitlement to New MKS Shares held through DRS (in respect of Atotech Shares held in certificated or book-entry form on books of the Transfer Agent)	D+1 Business Day(6)

Long Stop Date	December 31, 2021(7)

(1)

The BLUE Form of Proxy must be received no later than 10.00 a.m. (Eastern Time) / 2.00 p.m. (London Time) on November 1, 2021 (or, if the Court Meeting is adjourned, 48 hours (excluding any part of a day that is not a Business Day) before the time fixed for the adjourned Meeting). The WHITE Form of Proxy must be received no later than 10.15 a.m. (Eastern Time) / 2.15 p.m. (London Time) on November 1, 2021 (or, if the General Meeting is adjourned, 48 hours (excluding any part of a day that is not a Business Day) before the time fixed for the adjourned Meeting). If the BLUE Form of Proxy relating to the Court Meeting is not returned by Scheme Shareholders so as to be received by the time mentioned above for return of the BLUE Form of Proxy, it may be handed to the Chair of the Court Meeting before the start of the Court Meeting and will still be valid. In order to effect this, it may be handed to the Chair in person at the Court Meeting or emailed at any time prior to the Court Meeting but NOT AFTER 10.00 a.m. (Eastern Time) / 2.00 p.m. (London Time) on November 3, 2021 to Atotech@ogier.com.

(2)

If either the Court Meeting or the General Meeting is adjourned for more than 30 days, the Scheme Voting Record Time for the relevant adjourned Meeting will be 5.00 p.m. (Eastern Time) on the day which is 10 days before the date set for such adjourned Meeting.

(3)	To commence at 10.15 a.m. (Eastern Time) / 2.15 p.m. (London Time) or, if later, as soon thereafter as the Court Meeting shall have concluded or adjourned.
(4)	The Scheme will become effective pursuant to its terms upon the Court Order being delivered to the Registrar of Companies.
(5)

The Cash Consideration shall be settled in accordance with the terms of the Scheme on or as soon as reasonably practicable following the Effective Date (and in any event no later than 2 Business Days following the Effective Date).

(6)

The Share Consideration shall be settled in accordance with the terms of the Scheme as soon as reasonably practicable following the Effective Date (and in any event no later than 2 Business Days following the Effective Date).

(7)

The latest date by which the Scheme must be implemented, which may be extended by agreement between Atotech and MKS and (if required) the approval of the Court, and which shall be automatically extended to March 31, 2022 if: (i) all of the Clearances necessary for the Acquisition have not been obtained by December 31, 2021, or (ii) there is a Permitted Switch.

PART I LETTER FROM THE BOARD OF DIRECTORS OF ATOTECH

Directors:	Registered office:

Geoff Wild	Atotech Limited
Brian A. Bernasek	3rd Floor, 44 Esplanade
Gregor P. Boehm	St Helier Jersey JE4 9WG
Ronald E. Bruehlman
Herman H. Chang
Friedel Drees	Incorporated in Jersey
Louise Makin	with registered number 127906
Shaun Mercer
Gregory M. Nikodem	September 28, 2021
Charles W. Shaver
Martin W. Sumner

To all Atotech Shareholders

Dear Shareholder,

RECOMMENDED ACQUISITION OF ATOTECH BY MKS

1.	Introduction

On July 1, 2021, the Atotech Board and the MKS Board announced that they had entered into a definitive agreement pursuant to which MKS would acquire the entire issued and to be issued share capital of Atotech.

The Atotech Directors are writing to you to explain the background to and terms of the Acquisition, to encourage you to vote at the Meetings to be held on November 3, 2021 to consider the Scheme, and to explain why the Atotech Directors are unanimously recommending that Atotech Shareholders vote in favour of the resolutions to be put to those Meetings.

2.	Summary of the terms of the Acquisition

It is proposed that the Acquisition be implemented by means of a members’ scheme of arrangement under Article 125 of the Jersey Companies Law, which requires the approval of Scheme Shareholders and Atotech Shareholders at the Court Meeting and General Meeting and the sanction of the Royal Court of Jersey (the “Court”).

Under the terms of the Acquisition, Scheme Shareholders at the Scheme Record Time will receive:

in respect of each Scheme Share:	$16.20 in cash; and 0.0552 New MKS Shares

Based on MKS’ closing share price of $153.35 per MKS Share at 4:00 p.m. (Eastern Time) on September 24, 2021, being the Latest Practicable Date:

•	the Acquisition values each Atotech Share at $24.66 per share and the entire issued and to be issued share capital of Atotech at approximately $4.9 billion; and

•	the terms of the Acquisition represent a premium of approximately:

•

4.1 per cent. to the Closing Price per Atotech Share of $23.70 on June 10, 2021, being the last Business Day immediately prior to a news article published by Reuters discussing details of a potential transaction between MKS and Atotech;

•	7.6 per cent. to the volume weighted average Closing Price per Atotech Share of $22.92 for the 30 trading days prior to June 10, 2021; and

•	17.8 per cent. to the volume weighted average Closing Price per Atotech Share of $20.93 from Atotech’s IPO to June 10, 2021.

The Acquisition is subject to the Conditions set out in Part A of Part III (Conditions to the Implementation of the Scheme and to the Acquisition) of this Document, including the sanction of the Scheme by the Court. The expected transaction timetable is set out on pages 15 and 16 of this Document.

If any dividend or other distribution is authorised, declared, made or paid by Atotech in respect of Atotech Shares on or after the date of this Document and prior to the Effective Date, MKS reserves the right to reduce the Consideration by the amount of such dividend or other distribution. In such circumstances, Atotech Shareholders would be entitled to retain any such dividend or other distribution.

The Scheme Shares will be acquired by MKS (or its nominee(s)) with full title guarantee, fully paid and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and any other third party rights or interests whatsoever and together with all rights existing at the date of this Document or thereafter attaching thereto, including (without limitation) the right to receive and retain, in full, all dividends and other distributions (if any) declared, made or paid or any other return of capital (whether by way of reduction of share capital or share premium account or otherwise) made on or after the Effective Date in respect of the Scheme Shares.

Fractions of New MKS Shares will not be allotted to Scheme Shareholders. Instead, Scheme Shareholders shall receive, in lieu of such fractional entitlements, cash in an amount in US dollars (rounded down to the nearest cent) equal to such fractional amount multiplied by the last reported sale price of MKS Shares on Nasdaq (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source selected by MKS) on the last Business Day prior to the Effective Date.

Further information about the Acquisition is provided in Part II (Explanatory Statement) of this Document.

3.	Background to and reasons for the recommendation of the Atotech Directors

Atotech completed its IPO on the New York Stock Exchange on February 4, 2021 pricing at $17.00 per share. Subsequently the stock experienced an appreciation in price through April and May 2021. When MKS made its approach in April 2021, Atotech shares were trading between $21.00 and $23.34 per share and Atotech shareholders, particularly IPO investors, would receive a premium over the appreciated prevailing share price under any contemplated transaction. MKS’ proposed indicative offer price of $26.50 (as of June 7, 2021), implied a 27.3% premium to the volume weighted average Closing Price per Atotech Share of $20.82 for the consecutive trading days from Atotech’s IPO on February 4, 2021 ended on June 4, 2021, being the last Business Day immediately prior to MKS’ letter to the Atotech Board. Additionally, the implied multiples were attractive relative to prevailing core peer trading multiples and relative to precedent comparable transactions.

Furthermore, the combination with MKS would allow Atotech shareholders to participate in the benefits of the merger through the Share Consideration received pursuant to the Acquisition. The Atotech Directors believe that the combination of Atotech’s expertise in electroplating and chemistry and MKS’ strengths in lasers, laser systems, optics and motion will enable innovative solutions for customers in the areas of materials processing and complex applications.

It is for these reasons that the Atotech Directors believe that the terms of the Acquisition are fair and reasonable and the Atotech Directors unanimously recommend that the Atotech Shareholders vote in favour of the Acquisition. In making their recommendation, the Atotech Directors have taken into account all factors concerning the combination that they believe to be relevant.

4.	Background to and reasons for the Acquisition

The MKS Directors believe that, together, MKS and Atotech will be better able to drive faster, better solutions and innovations for customers in advanced electronics. By combining leading capabilities in lasers, optics, motion and process chemistry, the combined company will optimize the printed circuit board (“PCB”) interconnect, a significant enabling point of next-generation advanced electronics that represents the next frontier for miniaturization and complexity. MKS anticipates the addition of Atotech will position MKS to enable roadmaps for future generations of advanced electronics devices.

The Acquisition also provides MKS with a recurring revenue stream from a consumables portfolio for leading-edge devices, with meaningful scale and potential on which to build.

MKS and Atotech provide different customer solutions in key advanced electronics markets, with MKS’ expertise in drilling and Atotech’s in electroplating. PCBs are becoming increasingly complex as miniaturization is creating new challenges where reliability, productivity and peak performance are critical. The roadmap for next-generation PCB interconnects continues to accelerate the need for more integrated solutions that enable yield and throughput gains.

The combination of Atotech’s expertise in electroplating and chemistry and MKS’ strengths in lasers, laser systems, optics and motion will enable innovative solutions for customers in the areas of materials processing and complex applications.

Strategic Rationale

MKS believes the Acquisition also affords the following advantages:

•	growing miniaturization and complexity in electronics drives the need for PCB and packaging innovation;

•	optimization of the PCB interconnect enables price/performance gains for next-generation electronic devices;

•	Atotech brings leading process chemistry and equipment expertise to MKS, who has leading via drilling expertise (laser-material-interaction expertise);

•	the board of MKS expects the combined company to leverage capabilities to optimize the interplay between chemical processes and via drilling to solve challenges on next-generation architectures;

•	Atotech’s equipment, services and consumables offering is a differentiator and drives high margin recurring revenue stream;

•	Atotech’s General Metal Finishing (GMF) business adds a stable cash generative business at growth rates expected to mirror global gross domestic product; and

•	combining Atotech expertise in chemistry, along with MKS expertise in via drilling and laser material interaction can enable faster solutions with more features and functionality.

Financial rationale

The Acquisition is expected to have a favorable financial impact to MKS as the combined entity. MKS expects the following effect to the financials of the combined companies:

•	Accretive to MKS non-GAAP net earnings per diluted share, additive to adjusted free cash flow within the first year.

•	The combined company would have recurring revenue (Consumables and Services) representing approximately 40% of total revenue.

•	A robust non-GAAP gross margin profile of close to 50%.

•	For the 12 months period ended June 30, 2021, approximately $4.1 billion in pro forma revenue, $1.2 billion in pro forma Adjusted EBITDA, with pro forma Adjusted EBITDA margins close to 30%.

•	Manageable balance sheet leverage, with no significant debt maturities for 5 years.

Cultural Fit

MKS also believes the Acquisition will provide:

•	expertise in electronics chemistry – a terrific fit with MKS’ expertise in via drilling and laser-material-interaction; and

•	a common culture of innovation in advanced electronics.

5.	Irrevocable Undertakings

MKS has received irrevocable undertakings from the Carlyle Stockholders to vote (or to procure the voting) in favour of the Scheme Resolution at the Court Meeting and the Resolution at the General Meeting (or, in the event that the Acquisition is to be effected by way of a Jersey Merger, to vote in favour of any resolutions to implement the Acquisition to be voted on at any general meeting or class meeting of Atotech Shareholders and any meeting of Atotech Shareholders convened by the Court in connection with the Jersey Merger) in respect of 153,672,703 Atotech Shares (representing, in aggregate, approximately 78.93 per cent. of the issued share capital of Atotech in issue on the Latest Practicable Date).

MKS has also received irrevocable undertakings from Geoff Wild and Charles Shaver, who are each Atotech Directors, to vote (or to procure the voting) in favour of the Scheme Resolution at the Court Meeting and the Resolution at the General Meeting (or, in the event that the Acquisition is to be effected by way of a Jersey Merger, to vote in favour of any resolutions to implement the Acquisition to be voted on at any general meeting or class meeting of Atotech Shareholders and any meeting of Atotech Shareholders convened by the Court in connection with the Jersey Merger) in respect of 1,982,525 Atotech Shares (representing, in aggregate, approximately 1.02 per cent. of the issued share capital of Atotech in issue on the Latest Practicable Date).

In addition, MKS has received irrevocable undertakings from Peter Frauenknecht, Brian Daniels, Harald Ahnert, Gertjan van der Wal and John Stephenson, who are each members of the Atotech executive management team, to vote (or to procure the voting) in favour of the Scheme Resolution at the Court Meeting and the Resolution at the General Meeting (or, in the event that the Acquisition is to be effected by way of a Jersey Merger, to vote in favour of any resolutions to implement the Acquisition to be voted on at any general meeting or class meeting of Atotech Shareholders and any meeting of Atotech Shareholders convened by the Court in connection with the Jersey Merger) in respect of 2,831,477 Atotech Shares (representing, in aggregate, approximately 1.45 per cent. of the issued share capital of Atotech in issue on the Latest Practicable Date).

MKS has therefore received, in aggregate, irrevocable undertakings to vote (or to procure the voting) in favour of the Scheme Resolution at the Court Meeting and the Resolution at the General Meeting in respect of 158,486,705 Atotech Shares representing, in aggregate, approximately 81.4 per cent. of the issued share capital of Atotech in issue on the Latest Practicable Date.

Further details of these irrevocable undertakings (including the circumstances in which they may lapse) are set out in paragraph 5 of Part VII (Additional Information) of this Document.

6.	Atotech Share Plans

Details of the arrangements proposed to be implemented in relation to the Atotech Share Plans in connection with the Acquisition are set out in paragraph 8 of Part II (Explanatory Statement) of this Document.

7.	Atotech’s Current Trading and Prospects

For the financial year ending December 31, 2020, Atotech reported revenue of $1,234.3 million and Adjusted EBITDA of $363.9 million.

For the subsequent six-month period ending June 30, 2021, Atotech reported revenue of $729.7 million and Adjusted EBITDA of $228.4 million.

There has been no significant change in the financial or trading position of the Atotech Group since June 30, 2021, being the date to which Atotech’s last published interim consolidated financial statements were prepared.

8.	MKS’ Current Trading and Prospects

On July 28, 2021, MKS announced its second quarter results for the three and six-month periods ended June 30, 2021. For the six-months ended June 30, 2021 MKS reported Net Revenue of $1,443.8 million and Adjusted EBITDA of $428.0 million.

There has been no significant change in the financial condition or trading position of the MKS Group since June 30, 2021, being the date to which MKS’ last Form 10-Q was prepared.

9.	The Scheme and the Meetings

It is intended that the Acquisition will be implemented by means of a members’ scheme of arrangement pursuant to Articles 125 and 126 of the Jersey Companies Law, which requires the approval of Scheme Shareholders and Atotech Shareholders at the Court Meeting and General Meeting and the sanction of the Court. The purpose of the Scheme is to provide for MKS to become the owner of the entire issued and to be issued share capital of Atotech.

The Scheme will only become Effective if, amongst other things, the Conditions are satisfied or waived on or before the Long Stop Date. Upon the Scheme becoming Effective: (i) it shall be binding on all Scheme Shareholders and Atotech Shareholders, irrespective of whether or not they attended or voted at the Court Meeting or the General Meeting and, if they attended and voted, whether or not they voted in favour of or against the resolutions proposed at those meetings; and (ii) share certificates and DRS statements in respect of Atotech Shares will cease to be valid and should be destroyed, and entitlements to Atotech Shares held through DTC will be cancelled.

It is important that, for the Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of opinion of the Scheme Shareholders. You are therefore urged to sign and return your BLUE Form of Proxy (by email) for the Court Meeting as soon as possible.

The Scheme will be governed by Jersey law and will be subject to the jurisdiction of the Court. The Scheme is not subject to the requirements of the UK Takeover Code or the Panel.

Further details of the Scheme and the Meetings are set out in paragraph 10 of Part II (Explanatory Statement) of this Document.

10.	Delisting and re-registration

Prior to the Scheme becoming Effective, a request will be made by Atotech to the NYSE to cancel the listing of and trading in Atotech Shares on its market for listed securities to take effect on, or shortly after, the Effective Date.

Share certificates and DRS statements in respect of Atotech Shares will cease to be valid and should be destroyed, and entitlements to Atotech Shares held through DTC will be cancelled.

As soon as practicable after the Effective Date and after the cancellation of listing of and trading in Atotech Shares on the NYSE’s market for listed securities, it is intended that Atotech will be re-registered as a private company limited by shares.

11.	Taxation

Your attention is drawn to paragraph 16 of Part II (Explanatory Statement) of this Document. This summary is intended as a general guide only and if you are in any doubt as to your tax position, or if you are subject to taxation in any jurisdiction other than Jersey, the UK or the United States you should consult an appropriate independent professional tax adviser.

12.	Overseas Shareholders

Overseas shareholders should refer to paragraph 17 of Part II (Explanatory Statement) of this Document.

13.	Actions to be taken

Your attention is drawn to pages 11 to 14, and paragraph 19 of Part II (Explanatory Statement) of this Document, which explain the actions you should take in relation to the Acquisition and the Scheme.

14.	Further Information

Your attention is drawn to the Explanatory Statement set out in Part II (Explanatory Statement) of this Document, the full terms of the Scheme set out in Part V (The Scheme of Arrangement), the additional information set out in Part VII (Additional Information) and the Notices of the Meetings set out in Part IX (Notice of Court Meeting) and Part X (Notice of General Meeting) of this Document. You should read the whole of this Document and the accompanying Forms of Proxy and Virtual Meeting Guide and not rely solely on the information contained in this letter or the Explanatory Statement.

A copy of this Document, the Forms of Proxy and the Virtual Meeting Guide are and will be available, subject to certain restrictions relating to overseas shareholders in Restricted Jurisdictions, for inspection on Atotech’s website at https://investors.atotech.com and will be filed with, or furnished to, the SEC.

15.	Recommendation

The Atotech Directors, having consulted with Credit Suisse, financial advisor to Atotech in connection with the Acquisition, as to the financial terms of the Acquisition, consider the terms of the Acquisition to be fair and reasonable. In providing its financial advice to the Atotech Directors, Credit Suisse has relied on information reviewed or discussed with it (and approved for its use) by Atotech, including the commercial assessments of the Atotech Directors.

Accordingly, the Atotech Directors unanimously recommend that Atotech Shareholders vote in favour of the Scheme Resolution at the Court Meeting and Atotech Shareholders vote in favour of the Resolution at the General Meeting, as Geoff Wild and Charles Shaver, being the Atotech Directors who (together with their connected persons) have a beneficial interests in Atotech Shares, have irrevocably undertaken to do, or procure, in respect of 1,982,525 Atotech Shares (representing, in aggregate, approximately 1.02 per cent. of the issued share capital of Atotech in issue on the Latest Practicable Date).

Yours faithfully,

The board of directors of Atotech Limited

PART II EXPLANATORY STATEMENT

(In compliance with Article 126 of the Jersey Companies Law)

Directors:	Registered office:

Geoff Wild	Atotech Limited
Brian A. Bernasek	3rd Floor, 44 Esplanade
Gregor P. Boehm	St Helier Jersey JE4 9WG
Ronald E. Bruehlman
Herman H. Chang
Friedel Drees	Incorporated in Jersey
Louise Makin	with registered number 127906
Shaun Mercer
Gregory M. Nikodem	September 28, 2021
Charles W. Shaver
Martin W. Sumner

To the holders of Atotech Shares

Dear Shareholder,

RECOMMENDED ACQUISITION OF ATOTECH BY MKS

1.	Introduction

On July 1, 2021, the Atotech Board and the MKS Board announced that they had entered into a definitive agreement pursuant to which MKS would acquire the entire issued and to be issued share capital of Atotech, to be effected by means of a members’ scheme of arrangement under Article 125 of the Jersey Companies Law.

Your attention is drawn to the letter from the Atotech Board set out in Part I (Letter from the board of directors of Atotech) of this Document, which forms part of this Explanatory Statement. The letter contains, among other things, the unanimous recommendation by the Atotech Directors to Atotech Shareholders to vote in favour of the resolutions to approve and implement the Scheme, and an explanation of the background to and reasons for recommending the Scheme.

The terms of the Scheme are set out in full in Part V (The Scheme of Arrangement) of this Document.

2.	Summary of the terms of the Acquisition

Under the terms of the Acquisition, which is subject to the satisfaction (or, where applicable, waiver) of the Conditions and to the further terms set out in Part III (Conditions to the Implementation of the Scheme and to the Acquisition) of this Document, Scheme Shareholders at the Scheme Record Time will receive:

in respect of each Scheme Share:	$16.20 in cash; and 0.0552 New MKS Shares

Based on MKS’ closing share price of $153.35 per MKS Share at 4:00 p.m. (Eastern Time) on September 24, 2021, being the Latest Practicable Date:

•	the Acquisition values each Atotech Share at $24.66 per share and the entire issued and to be issued share capital of Atotech at approximately $4.9 billion; and

•	the terms of the Acquisition represent a premium of approximately:

•

4.1 per cent. to the Closing Price per Atotech Share of $23.70 on June 10, 2021, being the last Business Day immediately prior to June 10, 2021, being the last Business Day immediately prior to a news article published by Reuters discussing details of a potential transaction between MKS and Atotech;

•	7.6 per cent. to the volume weighted average Closing Price per Atotech Share of $22.92 for the 30 trading days prior to June 10, 2021; and

•	17.8 per cent. to the volume weighted average Closing Price per Atotech Share of $20.93 from Atotech’s IPO to June 10, 2021.

If any dividend or other distribution is authorised, declared, made or paid by Atotech in respect of Atotech Shares on or after the date of this Document and prior to the Effective Date, MKS reserves the right to reduce the Consideration by the amount of such dividend or other distribution. In such circumstances, Atotech Shareholders would be entitled to retain any such dividend or other distribution.

The Scheme Shares will be acquired by MKS (or its nominee(s)) with full title guarantee, fully paid and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and any other third party rights or interests whatsoever and together with all rights existing at the date of this Document or thereafter attaching thereto, including (without limitation) the right to receive and retain, in full, all dividends and other distributions (if any) declared, made or paid or any other return of capital (whether by way of reduction of share capital or share premium account or otherwise) made on or after the Effective Date in respect of the Scheme Shares.

Fractions of New MKS Shares will not be allotted to Scheme Shareholders. Instead, Scheme Shareholders shall receive, in lieu of such fractional entitlements, cash in an amount in US dollars (rounded down to the nearest cent) equal to such fractional amount multiplied by the last reported sale price of MKS Shares on Nasdaq (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source selected by MKS) on the last Business Day prior to the Effective Date.

The number of MKS Shares to which each Scheme Shareholder is entitled under the Scheme shall be subject to adjustment for any share split, consolidation or other action impacting the number of MKS Shares to be received under the Scheme.

Applications will be made by MKS for the New MKS Shares to be listed on Nasdaq. It is expected that admission of the New MKS Shares to trading on Nasdaq will become effective and that dealings for normal settlement will commence on or around the Effective Date.

3.	Information on Atotech

Atotech is a leading specialty chemicals technology company and a market leader in advanced electroplating solutions. Atotech delivers chemistry, equipment, software, and services for innovative technology applications through an integrated systems-and-solutions approach. Atotech solutions are used in a wide variety of attractive end-markets, including smartphones and other consumer electronics, communications infrastructure, and computing, as well as in numerous industrial and consumer applications such as heavy machinery and household appliances.

Atotech, headquartered in Berlin, Germany, is a team of approximately 4,000 employees in over 40 countries generating annual revenue of $1.234 billion in 2020. Atotech has manufacturing operations across Europe, the Americas, and Asia. With its well-established innovative strength and industry-leading global TechCenter network, Atotech delivers intelligent solutions combined with on-site support for over 9,000 customers worldwide.

4.	Information on MKS

MKS Instruments, Inc. was founded in 1961 as a Massachusetts corporation. MKS is a global provider of instruments, systems, subsystems and process control solutions that measure, monitor, deliver, analyze, power and control critical parameters of advanced manufacturing processes to improve process performance and productivity for MKS customers. MKS products are derived from its core competencies in pressure measurement and control, flow measurement and control, temperature measurement and control, gas and vapor delivery, gas composition analysis, electronic control technology, reactive gas generation and delivery, power generation and delivery, vacuum technology, lasers, photonics, optics, temperature sensing, precision motion control, vibration control and laser-based manufacturing systems solutions. MKS also provides services relating to the maintenance and repair of MKS products, installation services and training. MKS’ primary served markets include semiconductor, industrial technologies, life and health sciences, research and defense.

Markets and Applications

•

Since its inception, MKS has focused on satisfying the needs of its customers by establishing long-term collaborative relationships. MKS has a diverse base of customers and its primary served markets include semiconductor, industrial technologies, life and health sciences, research and defense.

•	MKS has developed the following two product strategies that have been instrumental in delivering value to its customers and helping them solve their most complex problems:

•

Surround the Chamber® products and services include a wide range of products, design and development services, system level integration, training programs, calibration, service, and repair for its semiconductor customers. This unique combination of products and services enables MKS’ customers to solve the challenges of ultra-thin layers, new materials and complex 3D structures while maintaining quality and productivity levels. MKS has cultivated this strategy over the past two decades by adding critical enabling technologies to its portfolio.

•

Surround the Workpiece® products and services include product design and development, system level integration, research and development, system, subsystem and component selection, and maintenance, repair and calibration services in the field of laser-based manufacturing processes. This strategy commenced with its acquisition of Newport Corporation in April 2016 and MKS extended this strategy further with the acquisition of Electro Scientific Industries, Inc. in February 2019.

•

MKS believes there are three secular trends benefitting MKS. First is the impact of a world that continues to be increasingly interconnected, resulting in an explosion of data transmission, data storage, and data analytics requirements, which drives continued growth for advanced memory, foundry and logic chip demand. Second is the increasing complexity of technology transitions in semiconductor manufacturing, which leads to inflections, such as extreme vertical structures and process engineering at the atomic level. These inflections provide additional growth opportunities for MKS as it believes it is very well positioned to deliver the broadest and deepest portfolio of solutions. Third is the accelerating need for laser-based precision manufacturing techniques, which are enabled by lasers, photonics, optics, motion, and systems solutions. MKS believes its long history and deep expertise in solving critical problems positions MKS well to address these challenges for its customers.

Semiconductor Market

A significant portion of MKS sales is derived from products sold to semiconductor capital equipment manufacturers and semiconductor device manufacturers. MKS products are used in major semiconductor processing steps, such as depositing thin films of material onto silicon wafer substrates, etching, cleaning, lithography, metrology and inspection. Approximately 59%, 49%, and 55% of MKS net revenues for the years 2020, 2019 and 2018, respectively, were from sales to semiconductor capital equipment manufacturers and semiconductor device manufacturers. MKS anticipates that the semiconductor market will continue to account for a substantial portion of its sales. While the semiconductor device manufacturing market is global, major semiconductor capital equipment manufacturers are concentrated in China, Japan, South Korea, Taiwan and the United States.

Advanced Markets

In addition to the semiconductor market, MKS products are used in industrial technologies, life and health sciences, and research and defense markets. Approximately 41%, 51% and 45% of net revenues in the years 2020, 2019 and 2018, respectively, were from advanced markets.

Industrial Technologies

Industrial technologies encompass a wide range of diverse applications, such as flexible and rigid PCB processing/fabrication, glass coating, laser marking, measurement and scribing, natural gas and oil production, environmental monitoring and electronic thin films. Electronic thin films are a primary component of numerous electronic products including flat panel displays, light emitting diodes, solar cells and data storage media. Industrial technologies manufacturers are located in developed and developing countries across the globe.

Life and Health Sciences

MKS products for life and health sciences are used in a diverse array of applications, including bioimaging, medical instrument sterilization, medical device manufacturing, analytical, diagnostic and surgical instrumentation, consumable medical supply manufacturing and pharmaceutical production. MKS life and health sciences customers are located globally.

Research and Defense

MKS products for research and defense are sold to government, university and industrial laboratories for applications involving research and development in materials science, physical chemistry, photonics, optics and electronics materials. MKS products are also sold for monitoring and defense applications including surveillance, imaging and infrastructure protection. Major equipment providers and research laboratories are concentrated in China, Europe, Japan, South Korea, Taiwan, and the United States.

Financial effects of the Acquisition on MKS

Completion of the Acquisition would result in the earnings, assets and liabilities of Atotech being consolidated into the earnings, assets and liabilities of MKS. The transaction will result in pro forma annual revenue of $4.1 billion, pro forma Adjusted EBITDA of approximately $1.2 billion1 and is expected to be accretive to MKS’ non-GAAP net earnings per share within the first year and additive to MKS’ adjusted free cash flow. MKS expects to realize $50 million in annualized cost synergies over 36 months.

5.	Financing of the Acquisition and refinancing

The cash consideration payable to Atotech Shareholders for the Atotech Shares pursuant to the terms of the Acquisition will be funded by a combination of available cash on hand and committed debt financing.

In connection with funding the Acquisition, MKS has entered into (i) a commitment letter (the “Initial Commitment Letter”), dated as of July 1, 2021, with JPMorgan Chase Bank, N.A. and Barclays Bank PLC (collectively, the “Initial Commitment Parties”) and (ii) joinders to the Initial Commitment Letter to add certain additional lender parties (the “Commitment Letter Joinders” and, together with the Initial Commitment Letter, the “Commitment Letter”), each dated as of July 23, 2021, with the Initial Commitment Parties and the additional lenders party thereto, (collectively, the “Supplemental Commitment Parties” and, together with the Initial Commitment Parties, the “Commitment Parties”), pursuant to which, subject to the terms and conditions set forth therein, the Commitment Parties committed to provide: (i) a senior secured term loan credit facility in an aggregate principal amount of $5.28 billion (the “Term Loan Facility”); and (ii) a senior secured revolving credit facility with aggregate total commitments of $500 million (the “Revolving Credit Facility” and, together with the Term Loan Facility, the “Facilities”).

[1]	Consists of revenue for the last twelve months as of June 30, 2021 for (i) MKS, (ii) Atotech, and (iii) Photon Control Inc., the acquisition of which MKS closed on July 15, 2021.

The Facilities will be used to finance the Acquisition, to finance the repayment in full of the existing credit facilities of MKS and Atotech and for general corporate purposes of MKS. Subject to certain exceptions, the Facilities will be guaranteed by each of MKS’ direct and indirect, existing and future wholly-owned subsidiaries organized in the United States. The Facilities will be on the terms and conditions set forth in the Commitment Letter and as otherwise agreed between MKS and the Commitment Parties and shall be evidenced by definitive documentation consistent with the existing Atotech credit facility with certain modifications set forth in the Commitment Letter.

While the definitive documentation with respect to the Facilities has not yet been finalized, the Facilities are expected to contain customary representations and warranties, affirmative and negative covenants and events of default, in each case as further described in the Commitment Letter. The Commitment Parties’ obligations under the Commitment Letter are, and the lenders’ funding obligations under the definitive documentation with respect to the Facilities will be, subject to certain customary conditions including, without limitation, the consummation of the Acquisition, the accuracy of certain specified representations and warranties of MKS, the repayment and termination of the existing credit facilities of MKS and other customary closing conditions. MKS expects to enter into definitive documentation with respect to the Facilities in the fourth quarter of 2021.

6.	Atotech management team

MKS may offer certain members of Atotech’s management team board positions and/or management positions at MKS with effect on or following the Effective Date. It is expected that any such appointee would be remunerated and incentivized in accordance with MKS’ existing policies and practices.

7.	Current trading and prospects

Atotech

For the financial year ending December 31, 2020, Atotech reported revenue of $1,234.3 million and Adjusted EBITDA of $363.9 million.

For the subsequent six month period ending June 30, 2021, Atotech reported revenue of $729.7 million and Adjusted EBITDA of $228.4 million.

MKS

On July 28, 2021, MKS announced its second quarter results for the three and six-month periods ended June 30, 2021. For the six-months ended June 30, 2021 MKS reported Net Revenue of $1,443.8 million and Adjusted EBITDA of $428.0 million.

There has been no significant change in the financial condition or trading position of the MKS Group since June 30, 2021, being the date to which MKS’ last Form 10-Q was prepared.

8.	Atotech Share Plans

Under the Implementation Agreement, Atotech and MKS have agreed that entitlements and awards under the Atotech Share Plans shall be dealt with in the context of the Acquisition as summarized in this paragraph 8. On or prior to the Effective Date, all of the Atotech Share Plans shall be terminated.

Outstanding options to purchase Atotech Shares

Prior to the Effective Date, all outstanding Atotech Options will vest in full, be cancelled and extinguished, and, in the case of “in the money” Atotech Options, convert into the right to receive cash consideration in an amount equal to the product obtained by multiplying (i) the number of Atotech Shares subject to such cancelled option by (ii) the positive difference between (x) the Per Share Consideration Cash Value and (y) the exercise price per Atotech Share subject to such Atotech Option.

Restricted stock units of Atotech

On the Effective Date, all outstanding Atotech RSUs and Atotech PSUs shall be cancelled and extinguished without payment.

Former holders of Atotech RSUs will receive restricted stock units of MKS issuable pursuant to MKS’ 2014 Stock Incentive Plan (“MKS RSUs”) of equivalent value, calculated by reference to their Atotech RSUs, adjusted by an Award Exchange Ratio and subject to the same vesting schedule as the cancelled Atotech RSUs.

Former holders of Atotech PSUs will receive MKS RSUs with a value that assumes target achievement (or, if greater, actual achievement through the earlier of December 31, 2021 or the Effective Date of an EBITDA goal for the 2021 calendar year portion of the three year performance period) of the Atotech PSUs, calculated by reference to their Atotech PSUs, adjusted by an Award Exchange Ratio and subject to annual, time-based vesting (without regard to performance goals following the Effective Date).

In the case of both Atotech RSUs and Atotech PSUs, MKS may instead, under certain circumstances, grant a cash-based incentive award having terms that MKS reasonably determines will provide substantially equivalent value.

Matching share plan

Prior to the Effective Date, any outstanding and non-forfeited interests in “Matching Shares” under the Atotech MSP as to which the applicable “Blocking Period” has not previously lapsed will vest in full, and Atotech Shares will be issued for the benefit of the relevant MSP participants with respect to such vested Matching Shares, which will then be acquired by MKS pursuant to the terms of the Scheme in exchange for the Consideration. MKS may instead, under certain circumstances, make a cash payment equal to the fair market value of the Share Consideration that would otherwise be payable in respect of such Matching Shares.

Under the Implementation Agreement, Atotech has agreed to suspend all future offering periods under the Atotech MSP as soon as practicable following the date of the Implementation Agreement.

9.	Irrevocable undertakings

MKS has received irrevocable undertakings from the Carlyle Stockholders to vote (or to procure the voting) in favour of the Scheme Resolution at the Court Meeting and the Resolution at the General Meeting (or, in the event that the Acquisition is to be effected by way of a Jersey Merger, to vote in favour of any resolutions to implement the Acquisition to be voted on at any general meeting or class meeting of Atotech Shareholders and any meeting of Atotech Shareholders convened by the Court in connection with the Jersey Merger) in respect of 153,672,703 Atotech Shares (representing, in aggregate, approximately 78.93 per cent. of the issued share capital of Atotech in issue on the Latest Practicable Date).

MKS has also received irrevocable undertakings from Geoff Wild and Charles Shaver, who are each Atotech Directors, to vote (or to procure the voting) in favour of the Scheme Resolution at the Court Meeting and the Resolution at the General Meeting (or, in the event that the Acquisition is to be effected by way of a Jersey Merger, to vote in favour of any resolutions to implement the Acquisition to be voted on at any general meeting or class meeting of Atotech Shareholders and any meeting of Atotech Shareholders convened by the Court in connection with the Jersey Merger) in respect of 1,982,525 Atotech Shares (representing, in aggregate, approximately 1.02 per cent. of the issued share capital of Atotech in issue on the Latest Practicable Date).

In addition, MKS has received irrevocable undertakings from Peter Frauenknecht, Brian Daniels, Harald Ahnert, Gertjan van der Wal and John Stephenson, who are each members of the Atotech executive management team, to vote (or to procure the voting) in favour of the Scheme Resolution at the Court Meeting and the Resolution at the General Meeting (or, in the event that the Acquisition is to be effected by way of a Jersey Merger, to vote in favour of any resolutions to implement the Acquisition to be voted on at any general meeting or class meeting of Atotech Shareholders and any meeting of Atotech Shareholders convened by the Court in connection with the Jersey Merger) in respect of 2,831,477 Atotech Shares (representing, in aggregate, approximately 1.45 per cent. of the issued share capital of Atotech in issue on the Latest Practicable Date).

MKS has therefore received, in aggregate, irrevocable undertakings to vote (or to procure the voting) in favour of the Scheme Resolution at the Court Meeting and the Resolution at the General Meeting in respect of 158,486,705 Atotech Shares representing, in aggregate, approximately 81.4 per cent. of the issued share capital of Atotech in issue on the Latest Practicable Date.

Further details of these irrevocable undertakings (including the circumstances in which they may lapse) are set out in paragraph 5 of Part VII (Additional Information) of this Document.

10.	Description of the Scheme and the Meetings

10.1.	The Scheme

The Acquisition is to be implemented by means of a members’ scheme of arrangement between Atotech and the Scheme Shareholders who are on the register of members at the Scheme Record Time, pursuant to Articles 125 and 126 of the Jersey Companies Law. The procedure requires approval by Scheme Shareholders and Atotech Shareholders at the Court Meeting and at the General Meeting, respectively, and sanction of the Scheme by the Court. The Scheme is set out in full in Part V (The Scheme of Arrangement) of this Document.

The purpose of the Scheme is to provide for MKS to become the holder of the entire issued and to be issued share capital of Atotech. This is to be achieved by transferring the Scheme Shares held by Scheme Shareholders to MKS, in consideration for which the Scheme Shareholders will receive the Consideration. The transfer of the Scheme Shares to MKS, provided for in the Scheme, will result in the entire issued and to be issued share capital of Atotech being held by MKS and Atotech becoming a wholly-owned subsidiary of MKS.

Fractions of New MKS Shares will not be allotted to Scheme Shareholders. Instead, Scheme Shareholders shall receive, in lieu of such fractional entitlements, cash in an amount in US dollars (rounded down to the nearest cent) equal to such fractional amount multiplied by the last reported sale price of MKS Shares on Nasdaq (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source selected by MKS) on the last Business Day prior to the Effective Date.

Prior to the Scheme Record Time, Atotech may allot and issue Atotech Shares pursuant to the vesting and/or exercise of awards under the Atotech Share Plans. Atotech will not issue any shares after the Scheme Record Time until the Scheme has become Effective.

The expected timetable of principal events for the Acquisition and Scheme is set out on pages 15 and 16 of this Document. It is currently expected that the Scheme will become effective in the fourth quarter of 2021, subject to the satisfaction or (where applicable) waiver of all the relevant Conditions.

10.2.	Atotech Meetings

Before the Court’s sanction can be sought for the Scheme, the Scheme requires approval by the passing of a resolution at the Court Meeting. The resolution must be approved by a majority in number of the Scheme Shareholders (or the relevant class or classes thereof, if applicable) who are on the register of members of Atotech at the Scheme Voting Record Time present and voting, whether in person, remotely or by proxy, representing not less than three-quarters of the voting rights of the Scheme Shares voted by those Scheme Shareholders (or the relevant class or classes thereof, if applicable). In addition, the Resolution must be passed at the General Meeting to authorise the Atotech Directors to implement the Scheme and to deal with certain ancillary matters which require the approval of Atotech Shareholders present and voting representing at least two-thirds of the votes cast at the General Meeting (either in person, remotely or by proxy). The General Meeting will be held immediately after the Court Meeting. Notices of the Court Meeting and the General Meeting are set out in Part IX (Notice of Court Meeting) and Part X (Notice of General Meeting) of this Document, respectively.

As set out in paragraph 9 of this Part II (Explanatory Statement) of this Document, MKS has received, in aggregate, irrevocable undertakings to vote (or to procure the voting) in favour of the Scheme Resolution at the Court Meeting and the Resolution at the General Meeting in respect of 158,486,705 Atotech Shares representing, in aggregate, approximately 81.4 per cent. of the issued share capital of Atotech in issue on the Latest Practicable Date. These irrevocable undertakings have been received from 10 registered holders of Atotech Shares, which represents a majority in number of the holders of Atotech Shares appearing on the register of members of Atotech as at the Latest Practicable Date.

Save as set out below, all holders of Scheme Shares (in the case of the Court Meeting) and Atotech Shares (in the case of the General Meeting) whose names appear on the register of members of Atotech at the Scheme Voting Record Time, or, if any such Meeting is adjourned for more than 30 days, on the register of members at 5.00 p.m. (Eastern Time) on the date which is 10 days before the date set for such adjourned meeting, will be entitled to attend and vote at the Court Meeting and the General Meeting in person or remotely via the Virtual Meeting Platform, in respect of the Atotech Shares registered in their name at the relevant time.

The Atotech Board notes the ongoing measures imposed by various governments and federal and state authorities (including in the US, the UK and Jersey) in view of the ongoing COVID-19 pandemic. In light of these measures, together with the uncertainty as to any additional and/or alternative measures that may be put in place by the governments of, or federal or state authorities in, the US, UK and Jersey, and in order to protect the health and safety of Atotech Shareholders and Atotech Directors, Scheme Shareholders and Atotech Shareholders are strongly encouraged not to attend the Meetings in person, and are instead encouraged to attend the Meetings remotely via the Virtual Meeting Platform and to transmit a proxy appointment and voting instruction in advance of the Meetings, appointing “the Chair of the meeting” as their proxy. Any material changes to the arrangements for the General Meeting will be communicated to Atotech Shareholders before the General Meeting by public announcement in the United States and by making such announcement available on Atotech’s website at https://investors.atotech.com.

Access to the Meetings via the Virtual Meeting Platform will be available from 9.45 a.m. (Eastern Time) / 1.45 p.m. (London Time) on November 3, 2021, although the voting functionality will not be enabled until the Chair of the relevant Meeting declares the poll open. Scheme Shareholders and Atotech Shareholders will be permitted to speak and submit written questions (via the Virtual Meeting Platform) to the Atotech Directors during the course of the relevant Meeting.

Scheme Shareholders and Atotech Shareholders may also submit questions in advance of the relevant Meeting by email to Atotech@ogier.com. Emails must be received no less than 48 hours before the start of the relevant Meeting. The Chair of the relevant Meeting will ensure that relevant matters relating to the formal business of the Meeting are addressed in the relevant Meeting.

If Atotech Shareholders are in any doubt as to whether or not they are permitted to vote at either the Court Meeting or the General Meeting or have any questions in relation to the completion and return of the Forms of Proxy, please contact Ogier Global on +44 1534 514000 or by email at Atotech@ogier.com.

(a)	Court Meeting

The Court Meeting has been convened at the direction of the Court for 10.00 a.m. (Eastern Time) / 2.00 p.m. (London Time) on November 3, 2021 for Scheme Shareholders to consider and, if thought fit, approve the Scheme.

At the Court Meeting, voting will be by poll and each Scheme Shareholder present in person, remotely or by proxy will be entitled to one vote for each Scheme Share held as at the Scheme Voting Record Time. The approval required at the Court Meeting is a majority in number of the Scheme Shareholders (or the relevant class or classes thereof, if applicable) who are on the register of members of Atotech at the Scheme Voting Record Time present and voting, whether in person, remotely or by proxy, representing not less than three-quarters of the voting rights of the Scheme Shares voted by those Scheme Shareholders (or the relevant class or classes thereof, if applicable).

It is important that, for the Court Meeting in particular, as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of opinion of Scheme Shareholders. Whether or not you intend to attend and/or vote at the Court Meeting (in person or remotely via the Virtual Meeting Platform), Scheme Shareholders are strongly advised to sign and return your BLUE Form of Proxy (by email) for the Court Meeting as soon as possible.

The completion and return of the BLUE Form of Proxy by email will not prevent you from attending, speaking at, submitting written questions and voting at the Court Meeting in person or remotely via the Virtual Meeting Platform as described above and in the Virtual Meeting Guide, if you are entitled to and wish to do so.

The securities represented by the accompanying BLUE Form of Proxy will be voted at the Court Meeting, and where a choice is specified in respect of any matter to be acted upon, will be voted or withheld from voting in accordance with the specification made on any ballot that may be called for. In the absence of such specification, proxies in favour of the Chair of the Court Meeting will be voted in favour of the Scheme Resolution at the Court Meeting.

(b)	General Meeting

The General Meeting has been convened for 10.15 a.m. (Eastern Time) / 2.15 p.m. (London Time) on November 3, 2021, or as soon after that time as the Court Meeting has been concluded or adjourned, for Atotech Shareholders to consider and, if thought fit, pass the Resolution necessary to implement the Scheme and certain related matters.

The Resolution is proposed to approve:

•	giving the Atotech Board the authority to take all necessary action to carry the Scheme into effect; and

•	amending the Articles as described in paragraph 10.3 below.

At the General Meeting, voting on the Resolution will be by poll and each Atotech Shareholder present in person, remotely or by proxy will be entitled to one vote for each Atotech Share held as at the Scheme Voting Record Time. The approval required for the Resolution to be passed is at least two-thirds of the votes cast on the Resolution (by Atotech Shareholders attending the General Meeting, whether in person or remotely via the Virtual Meeting Platform or by proxy).

The completion and return of the WHITE Form of Proxy by email will not prevent you from attending, speaking at, submitting written questions and voting at the General Meeting in person or remotely via the Virtual Meeting Platform as described above and in the Virtual Meeting Guide, if you are entitled to and wish to do so.

The securities represented by the accompanying WHITE Form of Proxy will be voted at the General Meeting, and where a choice is specified in respect of any matter to be acted upon, will be voted or withheld from voting in accordance with the specification made on any ballot that may be called for. In the absence of such specification, proxies in favour of the Chair of the General Meeting will be voted in favour of the Resolution to be proposed at the General Meeting.

(c)	Court Sanction Hearing

Pursuant to Article 125 (2) of the Jersey Companies Law, the Scheme requires the sanction of the Court. The hearing by the Court to sanction the Scheme is currently expected to be held in the fourth quarter of 2021 subject to the prior satisfaction or waiver of the other Conditions set out in Part III (Conditions to the Implementation of the Scheme and to the Acquisition) of this Document. Atotech will give notice of the time and date of the Court Sanction Hearing, once known, by public announcement in the United States and by making such announcement available on Atotech’s website at https://investors.atotech.com.

Scheme Shareholders are entitled to attend the Court Sanction Hearing to support or oppose the Scheme, should they wish to do so, in person or represented by Jersey counsel or by letter to the Company’s Jersey counsel addressed to Advocate James Angus, Ogier (Jersey) LLP, 44 Esplanade, St Helier, Jersey JE4 9WG, to arrive not less than two Business Days before the date of the Sanction Hearing. If physical attendance at the Court Sanction Hearing is not practicable due to COVID-19 restrictions (or related guidelines) in place at the time, the Court may be minded to permit Scheme Shareholders to watch and/or participate in the hearing by way of video conference. In this event, details will be announced in due course.

Following sanction of the Scheme by the Court, the Scheme will become effective in accordance with its terms upon a copy of the Court Order being delivered to the Registrar of Companies.

Upon the Scheme becoming Effective, it will be binding on all Scheme Shareholders, irrespective of whether or not they attended the Meetings using the electronic platform or voted in favour of, or against, the Scheme Resolution at the Court Meeting or in favour of, or against, or abstained from voting on the Resolution at the General Meeting.

If the Scheme does not become Effective by the Long Stop Date (or such later date as may be agreed in writing by Atotech and MKS as the Court may approve (if such approval is required)), the Scheme will not become Effective and the Acquisition will not proceed.

10.3.	Amendments to the Articles

It is proposed, in the Resolution, to amend Atotech’s Articles to ensure that any Atotech Shares issued under the Atotech Share Plans or otherwise between the Scheme Voting Record Time and the Scheme Record Time will be subject to the Scheme. It is also proposed to amend Atotech’s Articles so that any Atotech Shares issued to any person other than MKS or its nominee(s) at or after the Scheme Record Time will be automatically acquired by MKS on the same terms as under the Scheme (other than terms as to timing and formalities).

The Resolution set out in the notice of the General Meeting in Part X (Notice of General Meeting) of this Document seeks the approval of Atotech Shareholders for such amendments.

10.4.	Entitlement to vote at the Meetings

All holders of Scheme Shares (in the case of the Court Meeting) and Atotech Shares (in the case of the General Meeting) whose names appear on the register of members of Atotech at the Scheme Voting Record Time (expected to be 5.00 p.m. (Eastern Time) / 10.00 p.m. (London Time) on October 24, 2021) will be entitled to attend and vote on all resolutions to be put to the Court Meeting and the General Meeting (as applicable) (in each case, in person or remotely via the Virtual Meeting Platform). If either Meeting is adjourned for more than 30 days, only those Scheme Shareholders (in the case of the Court Meeting) and Atotech Shareholders (in the case of the General Meeting) on the register of members at 5.00 p.m. (Eastern Time) on the day which is 10 days before the adjourned meeting will be entitled to attend and vote (in each case, in person or remotely via the Virtual Meeting Platform). Each eligible Scheme Shareholder and Atotech Shareholder is entitled to appoint a proxy or proxies to attend and, on a poll, to vote (in each case, in person or remotely via the Virtual Meeting Platform), instead of him or her. A proxy need not be an Atotech Shareholder.

The completion and return of the Forms of Proxy by email will not prevent you from attending, speaking at, submitting written questions and voting at the Court Meeting or the General Meeting, in each case either in person or remotely via the Virtual Meeting Platform as described in the opening pages of this Document and the Virtual Meeting Guide, if you are entitled to and wish to do so.

The securities represented by the accompanying Forms of Proxy will be voted at the Meetings, and where a choice is specified in respect of any matter to be acted upon, will be voted or withheld from voting in accordance with the specification made on any ballot that may be called for. In the absence of such specification, proxies in favour of the Chair of each of the Court Meeting and the General Meeting will be voted in favour of the Scheme Resolution at the Court Meeting and in favour of the Resolution to be proposed at the General Meeting.

As further described in paragraph 19.2 of this Part II (Explanatory Statement), Non-Registered Shareholders (being holders of a book entry, beneficial or otherwise controlling voting and economic interest in an Atotech Share the legal ownership of which is held on their behalf by an Intermediary, and whose names do not therefore appear in the register of members of Atotech) will not be entitled to attend, speak at, submit written questions to, vote at or otherwise participate in either the Court Meeting or the General Meeting (whether in person or remotely via the Virtual Meeting Platform), except that Non-Registered Shareholders will be able to observe (but not participate in) the Court Meeting and the General Meeting remotely via the Virtual Meeting Platform, as described in the opening pages of this Document and the Virtual Meeting Guide.

Non-Registered Shareholders as of the Non-Registered Shareholder Record Time will be entitled to instruct their broker or other Intermediary how to vote the Scheme Shares and Atotech Shares in which they have a beneficial interest by completing and signing the materials provided to them in accordance with the instructions provided to them by their broker or other Intermediary.

If Atotech Shareholders are in any doubt as to whether or not they are permitted to vote at either the Court Meeting or the General Meeting or have any questions in relation to the completion and return of the Forms of Proxy, please contact Ogier Global on +44 1534 514000 or by email at Atotech@ogier.com. Calls are charged at the standard geographic rate and will vary by provider. Calls from outside Jersey, Channel Islands will be charged at the applicable international rate. The helpline is open between 9.00 a.m. – 5.00 p.m. (London Time), Monday to Friday excluding public holidays in Jersey, Channel Islands. Please note that Ogier Global cannot provide any financial, legal or tax advice and calls may be recorded and monitored for security and training purposes.

Further information on the actions to be taken is set out on pages 11 to 14 (Action to be taken) of this Document.

10.5.	Modifications to the Scheme

The Scheme contains a provision for Atotech and MKS jointly to consent (on behalf of all persons concerned) to any modification of, or addition to, the Scheme or to any condition which the Court may approve or impose. The Court would be unlikely to approve or impose any modification of, or addition or condition to, the Scheme which might be material to the interests of Scheme Shareholders unless Scheme Shareholders were informed of any such modification, addition or condition. It would be for the Court to decide, in its discretion, whether or not a further meeting of Scheme Shareholders should be held in those circumstances.

10.6.	Conditions to the Acquisition

The Conditions to the Acquisition are set out in full in Part III (Conditions to the Implementation of the Scheme and to the Acquisition) of this Document, and the Scheme shall only become Effective, if, among other things, the following events occur on or before the Long Stop Date or such later date as may be agreed by MKS and Atotech (as the Court may approve (if such approval(s) are required)). In summary, the Acquisition is conditional upon, among other things:

(a)	the approval of the Scheme by the requisite majorities of Scheme Shareholders and Atotech Shareholders, as relevant, at the Court Meeting and the General Meeting;

(b)	the receipt or waiver of relevant antitrust clearances and foreign investment clearance; and

(c)	the Scheme becoming Effective by the Long Stop Date.

Provided, however, that the deadline for the Scheme to become Effective may be extended by agreement between Atotech and MKS (as the Court may approve (if such approval is required)).

It is usual in schemes that the court sanction hearing does not take place until all of the conditions to the scheme have been satisfied other than the sanctioning of the scheme. However, in light of court availability and the impact of backlogs caused by the COVID-19 pandemic, as part of the Scheme the Company will have the ability to seek the sanction of the Scheme at the Court Sanction Hearing notwithstanding that all of the Clearances required in connection with the Acquisition in order to satisfy the Regulatory Condition have not been received, rather than delay the Court Sanction Hearing. This right shall be limited to the Regulatory Condition, set out in paragraph 3(a) of Part A of Part III (Conditions to the Implementation of the Scheme and to the Acquisition) of this Document. Then, when the Regulatory Condition has been satisfied, the act of court can be filed and the Scheme made Effective. This could potentially avoid the risk of waiting until the Regulatory Condition has been satisfied and then the Company having to wait for an available date for the Court Sanction Hearing. Your attention is drawn to clause 9 of the Scheme set out in Part V (The Scheme of Arrangement) of this Document which sets out how the right may be exercised and the parameters in respect of it. It should be noted that it will be entirely within the Court’s discretion as to whether or not it would sanction the Scheme when the Regulatory Condition remains outstanding at the time of the Court Sanction Hearing.

Upon the Scheme becoming Effective: (i) it shall be binding on all Scheme Shareholders and Atotech Shareholders, irrespective of whether or not they attended or voted at the Court Meeting or the General Meeting and, if they attended and voted, whether or not they voted in favour of or against the resolutions proposed at those meetings; and (ii) share certificates and DRS statements in respect of Atotech Shares will cease to be valid and should be destroyed, and entitlements to Atotech Shares held through DTC will be cancelled.

10.7.	Permitted Switch to a Jersey Merger

Under the terms of the Implementation Agreement, MKS may with the written consent of the Atotech Board (not to be unreasonably withheld or delayed) elect to implement the Acquisition by way of a Jersey Merger (rather than by way of the Scheme) if, following consultation with the Atotech Board, MKS is of the reasonable opinion that this will materially increase the likelihood of the Acquisition proceeding, in which case Atotech shall at the request of MKS withdraw the Scheme and MKS consents and agrees to such withdrawal of the Scheme (a “Permitted Switch”).

In the event of a Permitted Switch, in accordance with the terms of the Implementation Agreement:

(a)

the acceptance condition shall be set at not less than 66.66% of the voting rights attaching the Atotech Shares present in person or by proxy and voting at the relevant general meeting of Atotech Shareholders;

(b)	the Conditions to the implementation of the Acquisition, as set out in the Announcement, shall be incorporated into the announcement of such Jersey Merger and into the Jersey Merger Agreement; and

(c)	the terms of the Jersey Merger shall be no less favourable to Atotech Shareholders than the terms of the Scheme.

Following a Permitted Switch, the irrevocable undertakings received by MKS would continue to apply, requiring the shareholders who have entered into such undertakings to vote (or procure the vote) in favour of any resolutions to implement the Acquisition to be voted on at any general meeting or class meeting of Atotech Shareholders and any meeting of Atotech Shareholders convened by the Court in connection with the Jersey Merger. Further details of these irrevocable undertakings (including the circumstances in which they may lapse) are set out in paragraph 5 of Part VII (Additional Information) of this Document.

11.	Acquisition-related arrangements

11.1.	Implementation Agreement

Each of MKS and Atotech entered into an implementation agreement on July 1, 2021 (the “Implementation Agreement”) in connection with the Acquisition.

The Implementation Agreement contains customary representations and warranties from Atotech and MKS for a transaction of this type. It also contains customary covenants for a transaction of this type, including covenants providing for each of the parties to use all reasonable endeavours to cause the Acquisition to be consummated, and covenants requiring Atotech, subject to certain exceptions: (i) to act and carry on its business in the ordinary course of business and in all material respects consistent with past practice during the period between the execution of the Implementation Agreement and the earlier of the Effective Date and the date of termination of the Implementation Agreement in accordance with the terms of clause 13 thereof; and (ii) not to directly or indirectly solicit or encourage any offer or merger proposals relating to alternate transactions or enter into any discussions or negotiations with, or provide any information to, any person with respect thereto, except to the extent that the fiduciary duties of the Company’s directors are considered by them to require them to respond to an unsolicited approach regarding a competing transaction.

Under the Implementation Agreement, completion of the Acquisition is expected to be implemented by means of a scheme of arrangement under the laws of Jersey and is subject to the satisfaction (or, where applicable, waiver) of the Conditions. MKS’ obligations under the Implementation Agreement are not subject to any financing condition.

As further described in paragraph 10.7 of this Part II (Explanatory Statement) of this Document, under certain circumstances MKS may also elect to implement the Acquisition by a Jersey Merger in accordance with the terms of the Implementation Agreement) rather than a Scheme.

Under the Implementation Agreement, MKS has agreed to enter into an investor rights agreement at the closing of the Acquisition with the Carlyle Stockholders to grant the Carlyle Stockholders certain registration rights with respect to the Consideration Shares that they will receive pursuant to the Acquisition.

Under the Implementation Agreement, MKS is entitled to receive a termination fee of $154 million if the Implementation Agreement is terminated by Atotech under certain specified circumstances, including to accept an alternative acquisition proposal, which the Atotech Board, after taking advice from the Company’s financial and legal advisors and giving MKS an opportunity to improve the terms of the Acquisition, determines in the exercise of its fiduciary duties to be superior to the Acquisition proposal.

11.2.	Confidentiality Agreement

MKS and Atotech entered into a confidentiality letter on June 9, 2021 (the “Confidentiality Agreement”) pursuant to which MKS has undertaken, among other things, to keep confidential information relating to Atotech and not to disclose it to third parties (other than permitted recipients) unless, among other circumstances, required by law or regulation or at the request of applicable regulatory or governmental organisations. These obligations will remain in force for 24 months from the date of the Confidentiality Agreement. The Confidentiality Agreement further includes customary non-solicitation obligations on MKS.

12.	Compensation Arrangements of an Atotech Director and certain executive managers

Executive managers

On July 1, 2021, Atotech Deutschland GmbH, a subsidiary of the Company (“Atotech Deutschland”), amended the employment agreements of Peter Frauenknecht, Harald Ahnert, Gertjan Willem van der Wal, Brian Daniels and John Stephenson (being the executive managers of Atotech who have entered into the irrevocable undertakings described in paragraph 5 of Part VII (Additional Information) of this Document) to include change of control-related protections (the “Management Change of Control Amendments”). The Management Change of Control Amendments provide that if the executive’s employment is terminated by Atotech Deutschland or by a mutual termination agreement within 12 months after a Change of Control (as defined in the Management Change of Control Amendments) or if in connection with a Change of Control, the executive’s employment duties are materially diminished (as described in the relevant Management Change of Control Amendment) and the executive terminates his employment, the executive will be entitled to receive a lump sum payment equal to (i) 150% of the executive’s total annual remuneration (which includes the executive’s then-current base salary, target annual bonus and company-funded pension contributions), plus (ii) a pro-rated portion of the executive’s annual bonus that he would have been entitled to if he had completed the then-current full fiscal year. The Change of Control severance payment is contingent upon the executive’s timely execution of a release of claims in favour of Atotech Deutschland.

The Management Change of Control Amendments also provide that, during the 18 month non-compete period under their respective employment agreements that applies following termination, the executive shall receive for his compliance with the relevant contractual non-compete obligations a non-compete compensation which amounts, for every year in which the post-contractual non-compete obligations apply, either (i) 50% of the total remuneration most recently received by him under the employment agreement, or (ii) 100% of his most recently received base salary, whichever is higher.

Under the Management Change of Control Amendments, if a Change in Control severance payment is triggered then the notice period in the executive’s employment agreement shall automatically be changed to 6 months, save in the case of Mr. Frauenknecht whose notice period provisions under his employment contract shall continue to apply.

Atotech Director

On July 1, 2021, Alpha US Bidco, Inc., a subsidiary of the Company (“Alpha US”), amended Geoffrey Wild’s employment agreement (as amended the “Wild Employment Agreement,” and such amendment, the “Wild Amendment”). The Wild Employment Agreement (as amended by the Wild Amendment) provides that in the event Mr. Wild’s employment is terminated by Alpha US without Cause or by Mr. Wild for Good Reason (as such terms are defined in the Wild Employment Agreement) within 12 months following a change of Control (as defined in the Wild Employment Agreement ), Mr. Wild will be entitled to receive a lump sum payment equal to (i) 150% of Mr. Wild’s total remuneration (which includes Mr. Wild’s then-current base salary, target annual bonus, and company-funded pension contributions), plus (ii) a pro-rated portion of Mr. Wild’s annual bonus that he would have been entitled to if he had completed the then-current full fiscal year, based on actual performance results, as well as continued company-paid healthcare coverage for up to 18 months. The severance payment is contingent upon Mr. Wild’s timely execution of a release of claims in favour of the Company and its affiliates.

The Wild Amendment also provides that if Mr. Wild’s employment is terminated by Alpha US without Cause or by Mr. Wild for Good Reason (as such terms are defined in the Wild Employment Agreement) within 12 months following a change of Control (as defined in the Wild Employment Agreement), the notice period for termination would be at least 6 months. Additionally, the Wild Amendment increases the post- termination non-competition and non-solicitation period from one year to 18 months, and also provides that Mr. Wild will receive consideration during the period he is subject to post-termination non-competition restrictions equal to 150% of the greater of (i) 50% of the total remuneration most recently received by Mr. Wild under the Wild Employment Agreement or (ii) 100% of Mr. Wild’s most recently received base salary.

It is expected that the completion of Acquisition will constitute a change of control for the purposes of the amended employment agreements set out above.

13.	Re-Registration and de-listing

Prior to the Scheme becoming Effective, a request will be made by Atotech to the NYSE to cancel the listing of and trading in Atotech Shares on its market for listed securities to take effect on, or shortly after, the Effective Date.

Share certificates and DRS statements in respect of Atotech Shares will cease to be valid and should be destroyed, and entitlements to Atotech Shares held through DTC will be cancelled.

As soon as practicable after the Effective Date and after the cancellation of listing of and trading in Atotech Shares on the NYSE’s market for listed securities, it is intended that Atotech will be re-registered as a private company limited by shares.

14.	Atotech Directors and the effect of the Scheme on their interests

Details of the interests of the Atotech Directors in the share capital of Atotech, and options and awards in respect of such share capital, are set out in paragraph 4 of Part VII (Additional Information) of this Document. Atotech Shares held by Atotech Directors will be subject to the Scheme.

The effect of the Scheme on the interests of the Atotech Directors does not differ from the effect of the Scheme on the interests of other persons.

15.	Listing of New MKS Shares and settlement

15.1.	Listing

An application will be made by MKS to Nasdaq for the New MKS Shares to be admitted to trading on Nasdaq. It is expected that, subject to the Scheme becoming Effective, admission of the New MKS Shares to trading on Nasdaq will become effective, and that dealings for normal settlement will commence, on or around the Effective Date.

15.2.	Settlement

Subject to the Scheme becoming Effective, settlement of the consideration to which any Scheme Shareholder is entitled will be effected in the manner set out below.

(a)	Settlement of Cash Consideration

Settlement of the cash consideration due pursuant to the Scheme (as well as any cash entitlement in respect of fractional shares) will be effected by cheque. All cheques will be in US Dollars. Payments made by cheque will be payable to the Atotech Shareholder(s) concerned. Cheques will be despatched by mail (or by international post or airmail, if outside United States) to the address appearing on Atotech’s share register at the Scheme Record Time (or, in the case of joint holders, to the address of that joint holder whose name stands first in the said register in respect of such joint holding). If Atotech Shareholders would like to receive payments in cash (by way of wire transfer), please contact the Transfer Agent at Reorg_RM@astfinancial.com and complete and submit the form which will be provided in accordance with the instructions thereon on or before the date falling 5 Business Days prior to the Court Sanction Hearing. Please note there will be a $100 fee which will be deducted at the Atotech Shareholder’s expense for each wire transfer.

All cheques shall be despatched and, in respect of Atotech Shareholders who have requested that the cash consideration to which they are entitled is paid in cash, all wire transfers shall be instructed for settlement, on or as soon as reasonably practicable following the Effective Date (and in any event no later than 2 Business Days following the Effective Date).

(b)	Share Consideration

MKS shall issue to each Scheme Shareholder the number of New MKS Shares to which such Scheme Shareholder is entitled under the Scheme, and shall credit, or cause to be credited through the facilities of the Transfer Agent, such MKS Shares in book-entry form to the respective account of such Scheme Shareholder on the Transfer Agent’s records or the participants in DTC’s electronic book-entry clearing and settlement system, as soon as reasonably practicable following the Effective Date (and in any event no later than 2 Business Days following the Effective Date).

Fractions of New MKS Shares will not be allotted to Scheme Shareholders. Instead, Scheme Shareholders shall receive, in lieu of such fractional entitlements, cash in an amount in US dollars (rounded down to the nearest cent) equal to such fractional amount multiplied by the last reported sale price of MKS Shares on Nasdaq (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source selected by MKS) on the last Business Day prior to the Effective Date.

The number of MKS Shares to which each Scheme Shareholder is entitled under the Scheme shall be subject to adjustment for any share split, consolidation or other action impacting the number of MKS Shares to be received under the Scheme.

(c)	General

All documents and remittances sent through the post will be sent at the risk of the person(s) entitled thereto.

Settlement of the consideration to which any Atotech Shareholder is entitled under the Scheme will be implemented in full in accordance with the terms set out in this Part II (Explanatory Statement) without regard to any lien, right of set off, counterclaim or analogous right to which MKS may otherwise be, or claim to be, entitled against any Atotech Shareholder.

16.	Taxation

16.1.	Jersey taxation

The following summary of the anticipated tax treatment in Jersey of the holders of Scheme Shares is based on Jersey taxation law as it is understood to apply at the date of this Document. It does not constitute legal or tax advice. Holders of Scheme Shares should consult their professional advisers on the implications of the Scheme under the laws of the jurisdictions(s) in which they may be liable to taxation. Holders of Scheme Shares should also be aware that tax laws, rules and practice and their interpretation may change.

No taxation or stamp duty will be payable in Jersey by holders of Scheme Shares (other than holders of Scheme Shares resident in Jersey who may be subject to tax depending on their circumstances) as a result of the transfer of Scheme Shares to MKS or the implementation of the Scheme and no withholding is required under current law.

16.2.	US federal income taxation

The following is a discussion of the material US federal income tax consequences of the receipt of cash and New MKS Shares in exchange for Scheme Shares pursuant to the Scheme. It is not intended to be a complete analysis or description of all potential US federal income tax consequences of the Scheme. This discussion is based upon the provisions of the US Internal Revenue Code of 1986, as amended (the “Code”), the US Treasury Regulations promulgated thereunder and judicial and administrative rulings, all as in effect as of the date of hereof and all of which are subject to change or varying interpretation, possibly with retroactive effect. Any such changes could affect the accuracy of the statements and conclusions set forth herein. The Internal Revenue Service may not agree with the tax consequences described in this discussion.

This discussion assumes that holders of Scheme Shares hold their Scheme Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of US federal income taxation that may be relevant to a holder of Scheme Shares in light of such holder’s particular circumstances, nor does it discuss the special considerations applicable to holders of Scheme Shares subject to special treatment under the US federal income tax laws, such as, for example, financial institutions or broker-dealers, mutual funds, partnerships or other pass-through entities and their partners or members, tax-exempt organizations, retirement or other tax-deferred accounts, insurance companies, dealers in securities or non-US currencies, traders in securities who elect mark-to-market methods of accounting, controlled foreign corporations, passive foreign investment companies, holders subject to the alternative minimum tax, holders who hold their Scheme Shares as part of a hedge, straddle, constructive sale or conversion transaction, US holders (as defined below) whose functional currency is not the US dollar, accrual method holders who prepare an “applicable financial statement” (as defined in Section 451 of the Code), holders who acquired their Scheme Shares through the exercise of an employee stock option or otherwise as compensation, holders who hold (directly, indirectly or constructively) 10% or more of the Scheme Shares and holders who own (directly, indirectly or constructively) MKS Shares other than New MKS Shares acquired pursuant to the Scheme. In addition, this discussion does not address any tax consequences arising under the laws of any state, local or non-US jurisdiction or US federal non-income tax consequences (e.g., the federal estate or gift tax or the application of the Medicare tax on net investment income under Section 1411 of the Code). This discussion also does not address any tax consequences arising under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”). This discussion also assumes that the Permitted Switch is not implemented.

If an entity or arrangement which is treated as a partnership for US federal income tax purposes holds Scheme Shares, the tax treatment of a partner in such partnership generally will depend on the status of the partner and activities of the partnership. If you are a partner of a partnership holding Scheme Shares, you should consult your own tax advisor.

All holders should consult their own tax advisor to determine the particular tax consequences to them (including the application and effect of any state, local or non-US income and other tax laws) of the receipt of cash and New MKS Shares in exchange for Scheme Shares pursuant to the Scheme.

For purposes of this discussion, and the discussion set forth in paragraph 5 of Part IV of this Document, the term “US holder” means a beneficial owner of Scheme Shares or New MKS Shares, as the case may be, that is, for US federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (including any entity treated as a corporation for US federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•

a trust if (1) its administration is subject to the primary supervision of a court within the United States and one or more US persons, within the meaning of Section 7701(a)(30) of the Code, have the authority to control all substantial decisions of the trust or (2) it has a valid election in effect under applicable US Treasury Regulations to be treated as a US person for US federal income tax purposes; or

•	an estate, the income of which is subject to US federal income tax regardless of its source.

A “non-US holder” is a beneficial owner (other than a partnership or an entity classified as a partnership for US federal income tax purposes) of Scheme Shares or New MKS Shares, as the case may be, that is not a US holder.

(a)	Material US Federal Income Tax Consequences of the Scheme to US holders

The receipt of cash and New MKS Shares in exchange for Scheme Shares pursuant to the Scheme will be a taxable transaction for US federal income tax purposes. A US holder generally will recognize gain or loss for US federal income tax purposes equal to the difference, if any, between (i) the sum of the amount of cash and the fair market value of the New MKS Shares received pursuant to the Scheme and (ii) such US holder’s adjusted tax basis in the Scheme Shares surrendered in exchange therefor, as applicable. Subject to the discussion below concerning the “passive foreign investment company” rules, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period for such shares exceeds one year as of the date of the Scheme. Long-term capital gains for certain non-corporate US holders, including individuals, are currently generally eligible for a reduced rate of US federal income taxation. The deductibility of capital losses is subject to limitations.

If a US holder acquired different blocks of Scheme Shares at different times or at different prices, such US holder must determine its tax basis, holding period, and gain or loss separately with respect to each block of Scheme Shares. A US holder’s tax basis in the New MKS Shares received in the Scheme will equal the shares’ fair market value as of the effective time. A US holder’s holding period for the New MKS Shares received in the Scheme will begin on the day following the effective time.

A non-US corporation, such as Atotech, will be classified as a “passive foreign investment company” (a “PFIC”) for any taxable year if, after the application of certain “look-through” rules, (i) at least seventy-five percent (75%) of its gross income is “passive income” as that term is defined in the relevant provisions of the Code (e.g., dividends, interest, royalties, or gains on the disposition of certain minority interests), or (ii) at least fifty percent (50%) of the average value of its assets consists of assets that produce, or are held for the production of, “passive income”. Atotech is not expected to be classified as a PFIC for US federal income tax purposes, but this conclusion is a factual determination made annually and, thus, is subject to change. If Atotech were classified as a PFIC for any taxable year during which a US holder held Atotech Shares such classification could result in adverse tax consequences to such US holder, and different US federal income tax consequences from those described above may apply to the receipt of cash and New MKS Shares by such US holder in exchange for Scheme Shares, as applicable. These consequences may include having gains realized on the receipt of cash and New MKS Shares in exchange for Scheme Shares treated as ordinary income rather than capital gain and being subject to punitive interest charges on such gains. US holders should consult their own tax advisors regarding the potential application of the PFIC rules to their disposition of Scheme Shares in connection with the Scheme.

(b)	Material US Federal Income Tax Consequences to Non-US holders

Subject to the discussion under paragraph 16.2(c) below any gain recognized on the receipt of cash or New MKS Shares pursuant to the Scheme by a non-US holder generally will not be subject to US federal income tax unless (i) the gain is effectively connected with a US trade or business of such non-US holder (and, if required by an applicable income tax treaty, is also attributable to a permanent establishment or, in the case of an individual, a fixed base in the United States maintained by such non-US holder), in which case the non-US holder generally will be subject to tax on such income or gain in the same manner as a US holder and, if the non-US holder is a non-US corporation, such corporation may be subject to branch profits tax at the rate of 30% on the effectively connected gain (or such lower rate as may be specified by an applicable income tax treaty), or (ii) the non-US holder is a non-resident alien individual who is present in the United States for 183 days or more in the taxable year of the Scheme and certain other conditions are met, in which case the non-US holder generally will be subject to tax at a 30% rate (or a lower applicable income tax treaty rate) on any such US source gain (other than gain effectively connected with a US trade or business), which may be offset by US source capital losses.

(c)	Information Reporting and Backup Withholding

Holders of Scheme Shares may, under certain circumstances, be subject to information reporting and backup withholding (currently at a rate of 24%) with respect to Consideration received pursuant to the Scheme. Backup withholding generally will not apply if such holder properly establishes an exemption (including by establishing its status as a non-US holder) or provides its correct taxpayer identification number and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules can be refunded or credited against a holder’s US federal income tax liability, if any; provided that such holder furnishes the required information to the Internal Revenue Service in a timely manner. Holders should consult their own tax advisors regarding the information reporting and backup withholding requirements in connection with their receipt of Consideration pursuant to the Scheme.

16.3.	United Kingdom taxation

The following statements are intended only as a general guide to certain limited aspects of the UK tax treatment of Atotech Shareholders in connection with the Scheme and do not purport to be a complete analysis of all potential UK tax consequences relating to the Scheme. They are based on current UK tax law and what is understood to be the current practice of HMRC (which may not be binding on HMRC) as at the date of this Document, both of which may change, possibly with retroactive effect.

The following statements (with the exception of the statement in paragraph (c) below) apply only to Atotech Shareholders who are resident and, in the case of individuals domiciled for tax purposes in (and only in) the UK and to whom “split year” treatment does not apply, who hold their Atotech Shares as an investment (other than where a tax exemption applies, for example in an individual savings account or pension arrangement) and who are the absolute beneficial owner of the relevant Atotech Shares. The tax position of certain categories of Atotech Shareholders who are subject to special rules is not considered and it should be noted that they may incur liabilities to UK tax on a different basis to that described below. This includes persons who have acquired (or could be treated for tax purposes as having acquired) their Atotech Shares in connection with employment, dealers in securities, insurance companies, collective investment schemes, charities, exempt pension funds and temporary non-residents and non-residents carrying on a trade, profession or vocation in the UK.

The statements summarise the current position and are intended as a general guide only and do not constitute tax or legal advice. Prospective investors who are in any doubt as to their tax position or who may be subject to tax in a jurisdiction other than the United Kingdom are strongly recommended to consult their own professional advisers.

(a)	UK taxation of chargeable gains – Cash Consideration

The transfer of Atotech Shares under the Scheme will, to the extent such transfer is in return for cash, be treated as a part disposal of the Atotech Shareholder’s holding of Atotech Shares for the purposes of UK capital gains tax or corporation tax on chargeable gains (as applicable). This part disposal may, depending upon the Atotech Shareholder’s circumstances and subject to any available exemption or relief (such as the annual exempt amount for individuals), give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of chargeable gains, with any gain or loss being computed on the basis of an apportionment of the allowable cost of the holding by reference to the market value of the holding at the time of the part disposal.

(b)	UK taxation of chargeable gains – Share Consideration

To the extent that the Atotech Shareholder receives New MKS Shares in exchange for Atotech Shares under the Scheme, this should not be treated as a disposal of the Atotech Shareholder’s holding of Atotech Shares for the purposes of UK capital gains tax or corporation tax on chargeable gains (as applicable). Instead, the New MKS Shares should be treated as the same asset as those Atotech Shares and as acquired at the same time and for the same consideration as those Atotech Shares (noting that a proportion of the allowable cost of the Atotech Shareholder’s holding of Atotech Shares will have been used up in calculating any gain or loss arising on the part disposal of the holding for cash referred to at (a) above).

Atotech Shareholders who, alone or together with connected persons, hold more than 5 per cent. of, or of any class of, shares in or debentures of Atotech will be eligible for the treatment described in the paragraph above only if the transaction is effected for bona fide commercial reasons and not for tax avoidance purposes pursuant to section 137 of the Taxation of Chargeable Gains Act 1992 (“TCGA”). Such Atotech Shareholders should note that the Company has not sought and does not intend to seek clearance from HMRC under section 138 TCGA that section 137 TCGA will not apply.

(c)	Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)

No UK stamp duty or SDRT should be payable by Atotech Shareholders on the transfer of their Atotech Shares under the Scheme.

17.	Overseas Shareholders

17.1.	General

The release, publication or distribution of this Document in or into or from jurisdictions other than Jersey, the United Kingdom or the United States may be restricted by law. Persons who are not resident in Jersey, the United Kingdom or the United States or who are subject to the laws of other jurisdictions should inform themselves of, and observe, any applicable requirements. In particular, the ability of persons who are not resident in Jersey, the United Kingdom or the United States to vote their Scheme Shares with respect to the Scheme Resolution at the Court Meeting, or to appoint another person as proxy to vote at the Court Meeting on their behalf may be affected by the laws of the relevant jurisdictions in which they are located. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the Acquisition disclaim any responsibility or liability for the violation of such restrictions by any person. This Document has been prepared for the purposes of complying with Jersey law and US securities laws and the information disclosed may not be the same as that which would have been disclosed if this Document had been prepared in accordance with the laws of jurisdictions outside of Jersey and the United States.

Unless otherwise determined by MKS, and permitted by applicable law and regulation, the Acquisition will not be made available, directly or indirectly, in, into or from a Restricted Jurisdiction or any other jurisdiction where to do so would violate the laws of that jurisdiction and no person may vote in favour of the Scheme Resolution at the Court Meeting or the Resolution at the General Meeting by any use, means, instrumentality or form within a Restricted Jurisdiction or any other jurisdiction if to do so would constitute a violation of the laws of that jurisdiction. Accordingly, copies of this Document will not be and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction or any jurisdiction where to do so would violate the laws of that jurisdiction, and persons receiving all documents relating to the Acquisition (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction or any other jurisdiction if to do so would constitute a violation of the laws of that jurisdiction.

Persons who are not resident in Jersey, the United Kingdom or the United States should inform themselves of, and observe, any applicable legal or regulatory requirements.

Neither Atotech nor the Acquisition is subject to the requirements of the UK Takeover Code or the jurisdiction of the Panel.

17.2.	Additional information for US investors

The Acquisition is being made to acquire the securities of a Jersey company that is a “foreign private issuer” as defined under Rule 3b-4 under the US Exchange Act, and will be made by means of a members’ scheme of arrangement provided for under Jersey Companies Law. A transaction effected by means of a members’ scheme of arrangement is not subject to the tender offer rules or the proxy solicitation rules under the US Exchange Act. Accordingly, the Scheme is subject to the disclosure requirements and practices applicable in Jersey to schemes of arrangement, which differ from the disclosure requirements of the US tender offer rules and proxy solicitation rules and the US Securities Act. If, in the future, MKS exercises the right to implement the Acquisition by way of a Jersey Merger and determines to extend the offer into the United States, the Acquisition will be made in compliance with applicable United States laws and regulations, including any applicable exemptions under the US Exchange Act.

Certain financial information relating to Atotech that is included in this Document has been or will have been prepared in accordance with IFRS and may not therefore be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US. If MKS were to elect to implement the Acquisition by means of a Jersey Merger, such Jersey Merger would be made in compliance with applicable US laws and regulations, including Section 14(e) of the US Exchange Act and Regulation 14E thereunder.

The New MKS Shares to be issued under the Scheme have not been, nor will they be, registered under the US Securities Act or under the securities laws of any state or other jurisdiction of the United States and the New MKS Shares are expected to be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof. Section 3(a)(10) of the US Securities Act exempts from registration the offer and sale of a security which is issued in specified exchange transactions where, among other things, the fairness of the terms and conditions of such exchange are approved by a court or authorized government entity after a hearing on the fairness of such terms and conditions, at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or governmental authority expressly authorized by Law to grant such approval and to hold such a hearing. Accordingly, the Court Order, if granted by the Court, constitutes a basis for the exemption from the registration requirements of the US Securities Act with respect to the New MKS Shares issued in connection with the Scheme. The New MKS Shares to be issued under the Scheme will not be subject to resale restrictions under the US Securities Act, except that the US Securities Act imposes restrictions on the resale of New MKS Shares received pursuant to the Scheme by persons who are at the time of a resale, or who were within three months before the resale, “affiliates” of MKS. An “affiliate” of an issuer is a person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

Any holder of New MKS Shares who is an affiliate of MKS at the time of a proposed resale, or has been an affiliate within three months before a proposed resale, is urged to consult with its own legal advisor to ensure that any proposed resale of New MKS Shares issued to them under the Scheme complies with applicable US Securities Act requirements.

For the purposes of qualifying for the exemption from the registration requirements of the US Securities Act afforded by Section 3(a)(10), Atotech will advise the Court that its sanctioning of the Scheme will be relied upon by MKS as an approval of the Scheme following a hearing on its fairness to Atotech Shareholders.

The receipt of cash and share consideration by a US holder for the transfer of its Scheme Shares pursuant to the Scheme will be a taxable transaction for United States federal income tax purposes and under applicable United States state and local laws. In addition, Atotech Shareholders may be required to provide an applicable IRS Form W-8 or W-9 in order to prevent any backup withholding tax on the consideration received pursuant to the Scheme. Each Atotech Shareholder is urged to consult their independent professional adviser immediately regarding the tax consequences of the Acquisition applicable to them, including under applicable United States state and local laws.

Atotech is formed under the laws of Jersey. In addition, some or all of its officers and directors reside outside the US, and some or all of its assets are or may be located in jurisdictions outside the US. Therefore, investors may have difficulty effecting service of process within the US upon those persons or recovering against Atotech or its officers or directors on judgments of US courts, including judgments based upon the civil liability provisions of US federal securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court’s judgment. It may not be possible to sue Atotech or its officers or directors in a non-US court for violations of US securities laws.

None of the securities referred to in this Document have been approved or disapproved by the US Securities and Exchange Commission, any state securities commission in the United States or any other US regulatory authority, nor have such authorities passed upon or determined the adequacy or accuracy of the information contained in this Document. Any representation to the contrary is a criminal offence in the United States.

18.	Further information

The terms of the Scheme are set out in full in Part V (The Scheme of Arrangement) of this Document. Your attention is also drawn to the further information contained in this Document, all of which forms part of this Explanatory Statement, and, in particular, to the Conditions set out in Part A of Part III (Conditions to the Implementation of the Scheme and to the Acquisition), and the additional information set out in Part VII (Additional Information) of this Document.

19.	Actions to be taken

19.1.	Scheme Shareholders and Atotech Shareholders

Whether or not you intend to attend the Court Meeting and/or the General Meeting (in person or remotely via the Virtual Meeting Platform), please submit your proxies by email to Ogier Global by the relevant proxy deadline.

(a)	Sending Forms of Proxy by email

Scheme Shareholders and Atotech Shareholders are requested to complete and sign the Forms of Proxy in accordance with the instructions printed thereon and return them by email to Ogier Global at Atotech@ogier.com, so as to be received as soon as possible and in any event not later than the relevant times set out below:

BLUE Forms of Proxy for the Court Meeting                        10.00 a.m. (Eastern Time) / 2.00 p.m.

(London Time) on November 1, 2021

WHITE Forms of Proxy for the General Meeting                 10.15 a.m. (Eastern Time) / 2.15 p.m.

(London Time) on November 1, 2021

or, if a Meeting is adjourned, not later than 48 hours (excluding any part of a day that is not a Business Day) before the time fixed for the adjourned Meeting.

If the BLUE Form of Proxy relating to the Court Meeting is not returned by Scheme Shareholders so as to be received by the time mentioned above for return of the BLUE Form of Proxy, it may be handed to the Chair of the Court Meeting before the start of the Court Meeting and will still be valid. In order to effect this, it may be handed to the Chair in person at the Court Meeting or emailed at any time prior to the Court Meeting but NOT AFTER 10.00 a.m. (Eastern Time) / 2.00 p.m. (London Time) on November 3, 2021 to Atotech@ogier.com. If the WHITE Form of Proxy is not lodged by the relevant time, it will be invalid.

If you receive more than one Form of Proxy because you own Scheme Shares or Atotech Shares registers in different names of addresses, the relevant Form of Proxy should be completed and returned in respect of each name and address.

(b)	Attendance at the Meetings

It is important that, for the Court Meeting in particular, as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of opinion of Scheme Shareholders. Whether or not you intend to attend and/or vote at the Court Meeting (in person or remotely via the Virtual Meeting Platform), Scheme Shareholders are strongly advised to sign and return your BLUE Form of Proxy (by email) for the Court Meeting as soon as possible.

The Scheme will require approval at a meeting of Scheme Shareholders convened with the permission of the Court to be held at the offices of Latham & Watkins (London) LLP located at 99 Bishopsgate, London EC2M 3XF, United Kingdom with Scheme Shareholders able to attend and participate in person or remotely via the Virtual Meeting Platform at 10.00 a.m. (Eastern Time) / 2.00 p.m. (London Time) on November 3, 2021. Implementation of the Scheme will also require approval of the Resolution to be proposed at the General Meeting. The General Meeting will be held at the offices of Latham & Watkins (London) LLP located at 99 Bishopsgate, London EC2M 3XF, United Kingdom with Scheme Shareholders also able to attend and participate in person or remotely via the Virtual Meeting Platform at 10.15 a.m. (Eastern Time) / 2.15 p.m. (London Time) on November 3, 2021 (or as soon thereafter as the Court Meeting concludes or is adjourned).

As set out in Part IX (Notice of Court Meeting) and Part X (Notice of General Meeting), Scheme Shareholders and Atotech Shareholders are strongly encouraged not to attend the Meetings in person, and are instead encouraged to attend the Meetings remotely via the Virtual Meeting Platform, as described in the opening pages of this Document and the Virtual Meeting Guide. Any material changes to the arrangements for the Court Meeting and the General Meeting will be communicated to Atotech Shareholders and Scheme Shareholders before the Meetings by public announcement in the United States and by making such announcement available on Atotech’s website at https://investors.atotech.com.

The completion and return of the Forms of Proxy by email will not prevent you from attending, speaking at, submitting written questions and voting at the Court Meeting or the General Meeting, in each case either in person or remotely via the Virtual Meeting Platform as described in the opening pages of this Document and the Virtual Meeting Guide, if you are entitled to and wish to do so.

The securities represented by the accompanying Forms of Proxy will be voted at the Meetings, and where a choice is specified in respect of any matter to be acted upon, will be voted or withheld from voting in accordance with the specification made on any ballot that may be called for. In the absence of such specification, proxies in favour of the Chair of each of the Court Meeting and the General Meeting will be voted in favour of the Scheme Resolution at the Court Meeting and in favour of the Resolution to be proposed at the General Meeting.

(c)	Shareholder Helpline

If Atotech Shareholders have any questions about the Meetings or the completion and return of the Forms of Proxy, please contact Ogier Global on +44 1534 514000 or by email at Atotech@ogier.com. Calls are charged at the standard geographic rate and will vary by provider. Calls from outside Jersey, Channel Islands will be charged at the applicable international rate. The helpline is open between 9.00 a.m. – 5.00 p.m. (London Time), Monday to Friday excluding public holidays in Jersey, Channel Islands. Please note that Ogier Global cannot provide any financial, legal or tax advice and calls may be recorded and monitored for security and training purposes.

19.2.	Non-Registered Shareholders

The information set forth in this section is of importance to Non-Registered Shareholders, as a substantial number of Scheme Shares and Atotech Shares are held by Intermediaries on behalf of Non-Registered Shareholders. Non-Registered Shareholders should note that only proxies deposited by Scheme Shareholders and Atotech Shareholders (that is, individuals or entities whose names appear on the records maintained by the Transfer Agent for the Scheme Shares and Atotech Shares as registered holders of Scheme Shares and Atotech Shares) will be recognised and acted upon at the Court Meeting and General Meeting. If Scheme Shares or Atotech Shares are listed in an account statement provided to a Non-Registered Shareholder by an Intermediary, those Scheme Shares or Atotech Shares are registered in the name of the Intermediary (or its agent). The vast majority of such Scheme Shares and Atotech Shares are registered under the name of Cede & Co., as nominee for DTC.

The Meeting Materials will be sent to each Non-Registered Shareholder by or on behalf of the Intermediary that holds Scheme Shares or Atotech Shares on their behalf. Intermediaries will typically use a service company to forward the Meeting Materials. The majority of Intermediaries now delegate responsibility for obtaining shareholder instructions from clients to Broadridge. Broadridge typically mails a Voting Instruction Form in lieu of the Form of Proxy. Non-Registered Shareholders are requested to vote in accordance with the instructions set forth in the Voting Instruction Forms. Broadridge will provide aggregate Scheme Shareholder and Atotech Shareholder voting instructions to the relevant Intermediary (or its tabulation agent), which will tabulate the results for the Court Meeting and General Meeting and provide appropriate instructions with respect to the voting of the Scheme Shares and Atotech Shares to be represented at the Court Meeting and the General Meeting or the reconvening of any adjournment or postponement thereof.

Applicable securities regulatory policy requires Intermediaries, on receipt of materials that seek voting instructions from Non-Registered Shareholders indirectly, to seek voting instructions from Non-Registered Shareholders in advance of meetings of security-holders. Every Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Shareholders in order to ensure that their wishes are expressed at the Court Meeting and the General Meeting or the reconvening or any adjournment or postponement thereof. Often, the form of proxy supplied to a Non-Registered Shareholder by its broker is identical to the form of proxy provided to Scheme Shareholders and Atotech Shareholders; however, its purpose is limited to instructing the relevant Scheme Shareholder and Atotech Shareholder that is an Intermediary on how to vote on behalf of the Non-Registered Shareholder. In the ordinary course, Non-Registered

Shareholders’ securities can only be voted by their Intermediaries in accordance with the Non-Registered Shareholders’ instructions. Non-Registered Shareholders should carefully follow the instructions provided by their Intermediaries in order to ensure that their wishes in respect of the Scheme Shares and Atotech Shares that they control are reflected at the Court Meeting and General Meeting or the reconvening of or any adjournment or postponement thereof.

Non-Registered Shareholders will not be entitled to attend, speak at, submit written questions to, vote at or otherwise participate in either the Court Meeting or the General Meeting (whether in person or remotely via the Virtual Meeting Platform).

Non-Registered Shareholders as of the Non-Registered Shareholder Record Time will however be entitled to instruct their broker or other Intermediary how to vote the Scheme Shares and Atotech Shares in which they have a beneficial interest by completing and signing the materials provided to them in accordance with the instructions provided to them by their broker or other Intermediary.

Non-Registered Shareholders will be able to observe (but not participate in) the Court Meeting and the General Meeting remotely via the Virtual Meeting Platform, as described in the opening pages of this Document and the Virtual Meeting Guide prepared by Lumi.

Non-Registered Shareholders are entitled to switch from being a Non-Registered Shareholder to a Scheme Shareholder and/or Atotech Shareholder (so that the Scheme Shares and/or Atotech Shares previously held by the relevant Intermediary will be held directly by them).

Yours faithfully,

The board of directors of Atotech Limited

PART III CONDITIONS TO THE IMPLEMENTATION OF THE SCHEME AND TO THE ACQUISITION

Part A Conditions of the Scheme and the Acquisition

Long Stop Date

1.

The Acquisition is conditional upon the Scheme becoming unconditional (with all other Conditions being fulfilled or (if capable of waiver) waived) and Effective by not later than 11.59 p.m. (London Time) on the Long Stop Date or such later date (if any) as MKS and Atotech may agree and (if required) the Court may allow.

Scheme approval

2.	The Scheme will be subject to the following conditions:

(a)

its approval by a majority in number of the Scheme Shareholders (or the relevant class or classes thereof, if applicable) who are on the register of members of Atotech at the Scheme Voting Record Time and who are present and voting, whether in person[2] or by proxy, at the Court Meeting and at any separate class meeting which may be required by the Court (or at any adjournment of any such meetings), representing not less than three-quarters of the voting rights of the Scheme Shares voted by those Scheme Shareholders (or the relevant class or classes thereof, if applicable);

(b)	the Resolution being duly passed by the requisite majority or majorities of Atotech Shareholders at the General Meeting, or at any adjournment thereof; and

(c)

the sanction of the Scheme by the Court (with or without modification but subject to any non de minimis modification being on terms reasonably acceptable to Atotech and MKS acting reasonably and in good faith) and the delivery of a copy of the Court Order to the Registrar of Companies for registration.

Other Conditions

3.

The Acquisition is conditional upon the following Conditions and, accordingly, the necessary actions to make the Scheme Effective will not be taken unless such Conditions (as amended if appropriate) have been satisfied or, where relevant, waived on or prior to the Effective Date:

Anti-trust and regulatory approvals

(a)	the Clearances in connection with the Acquisition having been obtained from the Relevant Authorities;

General regulatory

(b)

no Relevant Authority having enacted, issued, promulgated, enforced or entered any order, executive order, stay, decree, judgment or injunction (preliminary or permanent) or statute, rule or regulation which is in effect and which has the effect of making the Scheme illegal or otherwise prohibiting consummation of the Acquisition;

Listing on Nasdaq and effectiveness of registration

(c)	confirmation having been received by MKS that the New MKS Shares have been approved for listing, subject to official notice of issuance, on Nasdaq;

[2]

References in paragraph (a) to approval by Scheme Shareholder ‘in person’ refers to a Scheme Shareholder attending the Court Meeting in person or remotely via the Virtual Meeting Platform in their own right and who is not represented at the Court Meeting by a proxy.

(d)

in the event that the Acquisition is implemented by way of a Jersey Merger, absent an available exemption from the registration requirements of the US Securities Act, MKS’ registration statement having been declared effective by the SEC and no stop order having been issued or proceedings for suspension of the effectiveness of MKS’ registration statement having been initiated by the SEC and MKS having received all necessary US state securities law or blue sky authorisations; and

Withdrawal of recommendation

(e)	the recommendation of the Atotech Board in respect of the Acquisition (whether by way of Scheme or Jersey Merger) not having been withdrawn in accordance with the Implementation Agreement.

MKS representations and warranties, no material adverse effect etc.

4.

The obligation of Atotech to effect the Acquisition is conditional upon the following Conditions and, accordingly, the necessary actions to make the Scheme Effective will not be taken unless such Conditions (as amended if appropriate) have been satisfied or waived by Atotech on or prior to the Effective Date:

(a)

the representations and warranties of MKS contained in the Implementation Agreement that (1) are not made as of a specific date shall be true and correct as of the Effective Date, as though made on and as of the Effective Date, and (2) are made as of a specific date shall be true and correct as of such date, in each case in (1) and (2), except where the failure of such representations or warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Acquirer Material Adverse Effect” set forth in such representations and warranties) has not had and would not reasonably be expected to have, individually or in the aggregate, an MKS Material Adverse Effect;

(b)	MKS shall have performed in all material respects its covenants and obligations required to be performed by it under the Implementation Agreement on or prior to the Effective Date;

(c)	Atotech shall have received a certificate, dated as of the Effective Date, signed by an executive officer of MKS certifying as to the matters set forth in paragraphs 4(a) and 4(b) above; and

(d)

since July 1, 2021 (being the date of the Implementation Agreement) no effect, development, circumstance or change shall have occurred, individually or in the aggregate, that had, or would reasonably be expected to have, an MKS Material Adverse Effect that is continuing as of the Effective Date.

Atotech representations and warranties, no material adverse effect etc.

5.

The obligation of MKS to effect the Acquisition is conditional upon the following Conditions and, accordingly, the necessary actions to make the Scheme Effective will not be taken unless such Conditions (as amended if appropriate) have been satisfied or waived by MKS on or prior to the Effective Date:

(a)

the representations and warranties of Atotech in each case of Schedule 3 of the Implementation Agreement shall be true and correct in all material respects as of the date of the Implementation Agreement and as of the Effective Date as though made on and as of the Effective Date, except where the failure of such representations or warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth in such representations and warranties) would not reasonably be expected to have, individually or in the aggregate, an Atotech Material Adverse Effect;

(b)	Atotech shall have performed in all material respects its covenants and obligations required to be performed by it under the Implementation Agreement on or prior to the Effective Date;

(c)	MKS shall have received a certificate, dated as of the Effective Date, signed by an executive officer of Atotech certifying as to the matters set forth in paragraphs 5(a) and 5(b) above;

(d)

since July 1, 2021 (being the date of the Implementation Agreement) no effect, development, circumstance or change shall have occurred, individually or in the aggregate, that had, or would reasonably be expected to have, an Atotech Material Adverse Effect that is continuing as of the Effective Date; and

(e)

MKS having received evidence reasonably satisfactory to MKS that all agreements between Atotech and The Carlyle Group, Inc. or any of its Affiliates (other than agreements between Atotech and its Subsidiaries, any agreements with any portfolio company of any investment fund managed by The Carlyle Group, Inc. or its affiliates entered into in the ordinary course of business and on arm’s length terms, or any agreements as part of The Carlyle Group’s leveraged purchase program entered into in the ordinary course of business on arm’s length terms) shall have been terminated.

Part B Waiver and invocation of Conditions

1.	Each of MKS and Atotech reserves the right to waive, in whole or in part, all or any of the Conditions in paragraphs 1, 2 and 3 of Part A above, provided that:

(a)	Conditions 2(a), 2(b) and 2(c), 3(c) and 3(d) cannot be waived; and

(b)

neither MKS nor Atotech may invoke the failure or non-satisfaction of any such Condition if the failure of such party (or any Affiliate of such party) to fulfil any obligation under the Implementation Agreement has been a principal cause of the failure or nonsatisfaction of such Condition, or if such failure or nonsatisfaction of such Condition resulted principally from the failure of such party (or any Affiliate of such party) to fulfil any obligation under the Implementation Agreement.

2.

The Conditions in paragraph 4 of Part A above must be fulfilled, determined by Atotech to be or to remain satisfied or waived by Atotech, on or prior to the Effective Date, failing which the Acquisition will lapse.

3.

The Conditions in paragraph 5 of Part A above must be fulfilled, determined by MKS to be or to remain satisfied or waived by MKS, on or prior to the Effective Date, failing which the Acquisition will lapse.

Part C Certain further terms of the Acquisition

1.

The Atotech Shares acquired under the Acquisition will be acquired fully paid and free from all liens, equities, charges, encumbrances, security interests, pledges, rights of pre-emption and any other third party rights or interests of any nature whatsoever and together with all rights now or hereafter attaching or accruing to them including voting rights and the right to receive and retain in full all dividends and other distributions (if any), declared, made or paid after the date of the Announcement. If any dividend or other distribution is authorised, declared, made or paid by Atotech in respect of Atotech Shares on or after the date of the Announcement, MKS reserves the right to reduce the Consideration by the amount of such dividend or other distribution.

2.

Fractions of New MKS Shares will not be allotted to Scheme Shareholders. Instead, Scheme Shareholders shall receive, in lieu of such fractional entitlements, cash in an amount in US dollars (rounded down to the nearest cent) equal to such fractional amount multiplied by the last reported sale price of MKS Shares on Nasdaq (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source selected by MKS) on the last Business Day prior to the Effective Date.

3.

On and subject to the terms of the Implementation Agreement, MKS may with the written consent of the Atotech Board (not to be unreasonably withheld or delayed) elect to implement the Acquisition by way of a Jersey Merger (rather than by way of the Scheme) if, following consultation with the Atotech Board, MKS is of the reasonable opinion that this will materially increase the likelihood of the Acquisition proceeding, in which case Atotech shall at the request of MKS withdraw the Scheme and MKS consents and agrees to such withdrawal of the Scheme and, in accordance with the terms of the Implementation Agreement:

(a)

the acceptance condition shall be set at not less than 66.66% of the voting rights attaching to the Atotech Shares present in person or by proxy and voting at the relevant general meeting of Atotech Shareholders;

(b)	the Conditions to the implementation of the Acquisition, as set out in the Announcement, shall be incorporated into the announcement of such Jersey Merger and into the Jersey Merger Agreement; and

(c)	the terms of the Jersey Merger shall be no less favourable to Atotech Shareholders than the terms of the Scheme.

4.

The New MKS Shares will be issued credited as fully paid and will rank pari passu in all respects with the existing MKS Shares, save that they will not participate in any dividend payable by MKS with reference to a record date prior to the Effective Date.

5.

The availability of the Acquisition to persons not resident in Jersey, the United Kingdom or the United States may be affected by the laws of the relevant jurisdictions. Persons who are not resident in Jersey, the United Kingdom or the United States should inform themselves about and observe any applicable requirements.

6.

The Acquisition is not being made, directly or indirectly, in, into or from, or by use of the mails of, or by any means of instrumentality (including, but not limited to, facsimile, e-mail or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or of any facility of a national, state or other securities exchange of, any Restricted Jurisdiction where to do so would violate the laws of that jurisdiction.

7.

The Scheme will be governed by Jersey law and will be subject to the jurisdiction of the Court and to the Conditions set out above. The Acquisition will be subject to the applicable requirements of Jersey law as well as applicable US securities laws.

8.	Each of the Conditions will be regarded as a separate Condition and will not be limited by reference to any other Condition.

PART IV DESCRIPTION OF THE NEW MKS SHARES

1.	MKS

MKS is a corporation incorporated in Massachusetts and the MKS Shares are listed on Nasdaq. Therefore, the relationship between MKS Shareholders and MKS is governed, amongst other things, by Massachusetts law and the competent courts of Massachusetts, US federal securities law and the listing rules of Nasdaq.

2.	New MKS Shares

The New MKS Shares will be issued as fully paid and will rank pari passu in all respects with the MKS Shares in issue at the time the New MKS Shares are issued, including in relation to the right to receive notice of, and to attend and vote at, general meetings of MKS, the right to receive and retain any distributions declared, made or paid by reference to a record date falling after the Effective Date and to participate in the assets of MKS upon a winding-up of MKS.

Applications, conditional on the Scheme becoming Effective, will be made for the New MKS Shares to be listed on Nasdaq. It is expected that admission of the New MKS Shares to trading on Nasdaq will become effective and that dealing for normal settlement will commence on or around the Effective Date. The New MKS Shares will be issued free from all liens, charges, encumbrances and other third party rights and/or interests of any nature whatsoever.

3.	Risk Factors

The attention of Atotech Shareholders is drawn to the risk factors set out in MKS’ filings with the SEC, including Item 1A of Part I of Form 10-K for MKS for the year ended 31 December 2020 and any subsequent reports on Form 10-Q.

4.	Rights attaching to MKS Shares

As of June 30, 2021 (the “Capitalization Date”), the authorized capital stock of MKS consisted of: (i) 200,000,000 shares of common stock, no par value per share, and (ii) 2,000,000 shares of preferred stock, $0.01 par value per share, which shares are entitled to the rights and privileges set forth in MKS’ constituent documents. As of the Capitalization Date, 55,448,350 shares of MKS Common Shares were issued and outstanding, and no shares of MKS Preferred Stock were issued and outstanding.

Each holder of common stock is entitled to one vote for each share on all matters to be voted upon by the common stockholders, and there are no cumulative voting rights. Holders of common stock are entitled to receive dividends when and if they are declared by MKS’ Board of Directors. During 2020, MKS’ Board of Directors declared a cash dividend of $0.20 per share during each quarter, which totalled $44.0 million or $0.80 per share. During 2019, MKS’ Board of Directors declared a cash dividend of $0.20 per share during each quarter, which totalled $43.5 million or $0.80 per share.

5.	Jersey taxation

The following summary of the anticipated tax treatment in Jersey of the holders of New MKS Shares is based on Jersey taxation law as it is understood to apply at the date of this Document. It does not constitute legal or tax advice. Holders of the New MKS Shares should consult their professional advisers on the implications of the Scheme under the laws of the jurisdictions(s) in which they may be liable to taxation. Holders of New MKS Shares should also be aware that tax laws, rules and practice and their interpretation may change.

No taxation or stamp duty will be payable in Jersey by holders of New MKS Shares (other than holders of New MKS Shares resident in Jersey who may be subject to tax depending on their circumstances) as a result of holding New MKS Shares following the implementation of the Scheme and no withholding is required under current law.

6.	Material US Federal Income Tax Consequences of the Ownership and Disposition of New MKS Shares

The following is a discussion of the material US federal income tax consequences of the ownership and disposition of New MKS Shares. It is not intended to be a complete analysis or description of all potential US federal income tax consequences of the ownership and disposition of New MKS Shares. This discussion is based upon the provisions of the Code, the US Treasury Regulations promulgated thereunder and judicial and administrative rulings, all as in effect as of the date of hereof and all of which are subject to change or varying interpretation, possibly with retroactive effect. Any such changes could affect the accuracy of the statements and conclusions set forth herein. The Internal Revenue Service may not agree with the tax consequences described in this discussion.

This discussion assumes that holders of New MKS Shares hold their New MKS Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of US federal income taxation that may be relevant to a holder of New MKS Shares in light of such holder’s particular circumstances, nor does it discuss the special considerations applicable to holders of New MKS Shares subject to special treatment under the US federal income tax laws, such as, for example, financial institutions or broker-dealers, mutual funds, partnerships or other pass-through entities and their partners or members, tax-exempt organizations, retirement or other tax-deferred accounts, insurance companies, dealers in securities or non-US currencies, traders in securities who elect mark-to-market method of accounting, controlled foreign corporations, passive foreign investment companies, holders subject to the alternative minimum tax, holders who hold their New MKS Shares as part of a hedge, straddle, constructive sale or conversion transaction, US holders (as defined below) whose functional currency is not the US dollar, accrual method holders who prepare an “applicable financial statement” (as defined in Section 451 of the Code), and holders who own (directly, indirectly or constructively) MKS Shares other than New MKS Shares acquired pursuant to the Scheme. In addition, this discussion does not address any tax consequences arising under the laws of any state, local or non-US jurisdiction or US federal non-income tax consequences (e.g., the federal estate or gift tax or the application of the Medicare tax on net investment income under Section 1411 of the Code).

If an entity or arrangement treated as a partnership for US federal income tax purposes holds New MKS Shares, the tax treatment of a partner in such partnership generally will depend on the status of the partner and activities of the partnership. If you are a partner of a partnership holding New MKS Shares, you should consult your own tax advisor.

All holders should consult their own tax advisor to determine the particular tax consequences to them (including the application and effect of any state, local or non-US income and other tax laws) of the ownership and disposition of New MKS Shares.

For purposes of this discussion, the term “US holder” means a beneficial owner of New MKS Shares that is, for US federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (including any entity treated as a corporation for US federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•

a trust if (1) its administration is subject to the primary supervision of a court within the United States and one or more US persons, within the meaning of Section 7701(a)(30) of the Code, have the authority to control all substantial decisions of the trust or (2) it has a valid election in effect under applicable US Treasury Regulations to be treated as a US person for US federal income tax purposes; or

•	an estate, the income of which is subject to US federal income tax regardless of its source.

A “non-US holder” is a beneficial owner (other than a partnership or an entity classified as a partnership for US federal income tax purposes) of New MKS Shares that is not a US holder.

(a)	US Holders

Distributions. The gross amount of a distribution paid by MKS to a US holder with respect to the US holder’s New MKS Shares will be treated as a dividend for US federal income tax purposes to the extent of MKS’ current-year and accumulated earnings and profits (as determined for US federal income tax purposes) and includable in a US holder’s gross income on the date of receipt. Distributions paid by MKS to a US holder with respect to the US holder’s New MKS Shares in excess of MKS’ current-year and accumulated earnings and profits will be treated for US federal income tax purposes first as a tax-free return of capital to the extent of the US holder’s tax basis in the New MKS Shares and will reduce (but not below zero) such basis. A distribution in excess of the US holder’s tax basis in the New MKS Shares will be treated for US federal income tax purposes as capital gain realized by the US holder on the sale or exchange of such New MKS Shares. Generally, dividends paid with respect to the New MKS Shares to a non-corporate US holder will be treated as “qualified dividend income”, which is currently taxable at preferential rates provided that certain holding period and other requirements are satisfied.

Sale or other Taxable Disposition. In general, the sale, exchange, or other disposition of New MKS Shares will result in taxable gain or loss to a US holder equal to the difference between (i) the amount of cash plus the fair market value of any other property received by such US holder in the sale, exchange, or other disposition, and (ii) such US holder’s adjusted basis in the New MKS Shares. Gain or loss recognized on the sale, exchange, or other disposition of New MKS Shares will generally be capital gain or loss and will be long-term capital gain or loss if the New MKS Shares have been held for more than one year at the time of the sale, exchange, or other disposition, and short-term capital gain or loss otherwise. Long-term capital gains for certain non-corporate US holders, including individuals, are currently generally eligible for a reduced rate of US federal income taxation. The deductibility of capital losses is subject to limitations.

(b)	Non-US Holders

Distributions. The gross amount of a distribution paid with respect to the New MKS Shares will be treated as a dividend for US federal income tax purposes to the extent of MKS’ current-year and accumulated earnings and profits (as determined for US federal income tax purposes). Dividends paid to a non-US holder generally will be subject to a 30% US federal withholding tax (except to the extent reduced by an applicable income tax treaty, provided the non-US holder furnishes a valid IRS Form W-8BEN or W-8BEN-E or other applicable documentation certifying qualification for the lower treaty rate). A non-US holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-US holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a non-US holder are effectively connected with the non-US holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-US holder maintains a permanent establishment or, in the case if an individual, a fixed base in the United States to which such dividends are attributable), the non-US holder will be exempt from the US federal withholding tax described above. To claim the exemption, the non-US holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the non-US holder’s conduct of a trade or business within the United States. Any such effectively connected dividends will be subject to US federal income tax on a net income basis at the regular rates. A non-US holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-US holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or other Taxable Disposition. A non-US holder will not be subject to US federal income tax on any gain realized upon the sale or other taxable disposition of New MKS Shares unless:

•

the gain is effectively connected with the non-US holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-US holder maintains a permanent establishment or, in the case of an individual, a fixed base in the United States to which such gain is attributable);

•	the non-US holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	the New MKS Shares constitute US real property interests (“USRPIs”) by reason of MKS’ status as a US real property holding corporation (“USRPHC”) for US federal income tax purposes.

The gain described in the first bullet point above generally will be subject to US federal income tax on a net income basis at the regular rates. A non-US holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A non-US holder described in the second bullet point above will be subject to US federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of New MKS Shares, which may be offset by US source capital losses of the non-US holder (even though the individual is not considered a resident of the United States), provided the non-US holder has timely filed US federal income tax returns with respect to such losses.

With respect to the third bullet point above, MKS believes that it is not, and does not anticipate becoming, a USRPHC. Because the determination of whether MKS is a USRPHC currently depends, however, on the fair market value of its USRPIs relative to the fair market value of its non-US real property interests and other business assets, there can be no assurance that MKS currently is not a USRPHC or will not become one in the future. Even if MKS is or were to become a USRPHC, gain arising from the sale or other taxable disposition of New MKS Shares by a non-US holder will not be subject to US federal income tax if the class of shares to which the New MKS Shares belongs are “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market and such non-US holder owned, actually and constructively, 5% or less of such class of shares throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the non-US holder’s holding period. Non-US holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

(c)	FATCA

Withholding taxes may be imposed under FATCA on certain types of payments made to non-US financial institutions and certain other non-US entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, New MKS Shares paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies that it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it must enter into an agreement with the US Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on New MKS Shares. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Each holder should consult their tax advisors regarding the potential application of withholding under FATCA to their ownership of New MKS Shares.

(d)	Information Reporting and Backup Withholding

Holders of New MKS Shares may, under certain circumstances, be subject to information reporting and backup withholding (currently at a rate of 24%) with respect to distributions made in respect of the New MKS Shares. Backup withholding generally will not apply if such holder properly establishes an exemption (including by establishing its status as a non-US holder) or provides its correct taxpayer identification number and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules can be refunded or credited against a holder’s US federal income tax liability, if any; provided that such holder furnishes the required information to the Internal Revenue Service in a timely manner. Holders should consult their own tax advisors regarding the information reporting and backup withholding requirements in connection with their ownership of New MKS Shares.

7.	Material UK Tax Consequences of the Ownership and Disposition of New MKS Shares

The comments set out below are based on current United Kingdom tax law as applied in England and Wales and HM Revenue & Customs practice (which may not be binding on HM Revenue & Customs) as at the date of this Document, both of which are subject to change, possibly with retrospective effect. They are intended as a general guide to certain limited aspects of the UK tax treatment of the Scheme and apply only to holders of New MKS Shares which are resident and, in the case of individuals, domiciled for tax purposes in the United Kingdom only and to whom “split year” treatment does not apply, who hold their New MKS Shares as an investment and who are the absolute beneficial owners thereof (“UK Holders”). The discussion does not address all possible tax consequences relating to the Scheme. Certain categories of shareholders, including those carrying on certain financial activities, those subject to specific tax regimes or benefitting from certain reliefs and exemptions, those connected with Atotech or MKS, and those for whom the shares are employment-related securities, may be subject to special rules and this summary does not apply to such shareholders.

Holders of New MKS Shares or prospective shareholders who are in any doubt about their tax position, or who are resident or otherwise subject to taxation in a jurisdiction outside the United Kingdom, should consult their own professional advisers immediately.

(a)	Dividends

MKS will not be required to withhold amounts on account of United Kingdom tax at source when paying a dividend.

A UK Holder’s liability to tax on dividends will depend upon the individual circumstances of the UK Holder.

Distributions with respect to New MKS Shares will generally be subject to US withholding tax of 30% unless a valid claim is made for a reduced rate based on an applicable income tax treaty or other basis for reduction. Under the income tax treaty between the United Kingdom and the United States, dividends are generally subject to withholding at a 15% rate, though lower rates may apply for investors that are companies and that are treated as owning at least 10 percent of the voting shares of MKS. UK Holders are referred to the statements regarding US tax in paragraph 5 of this Part IV (Description of the New MKS Shares) of this Document and to their own advisers regarding the application of these rules in their particular circumstances. The following paragraphs proceed on the basis that withholding tax will be levied in the United States on dividend payments in respect of the New MKS Shares.

(i) Credit for United States withholding tax

If a UK Holder receives a dividend in respect of the New MKS Shares and the dividend is paid subject to United States withholding tax, credit for such withholding tax may be available for set-off against a liability to UK income tax or UK corporation tax on the dividend. The amount of such credit will normally be equal to the lesser of the amount withheld and the liability to UK tax on the dividend. Such credit will not normally be available for set-off against a UK Holder’s liability to UK tax other than on the dividend and, to the extent that such credit is not set-off against UK tax on the dividend, the credit will be lost. Credit will not be available to the extent that the United States withholding tax can be minimised or repaid by taking reasonable steps under a double tax treaty or a provision of United States tax law.

(ii) Individual UK Holders

Under current UK tax rules specific rates of tax apply to dividend income. These include a nil rate of tax for the first £2,000 and different rates of tax for dividend income that exceeds the nil rate band. For these purposes, “dividend income” includes UK and non-UK source dividends and certain other distributions in respect of shares.

An individual UK Holder who receives a dividend from MKS will not be liable to UK tax on the dividend to the extent that (taking account of any other dividend income received by the UK Holder in the same tax year) that dividend falls within the nil rate band.

To the extent that (taking account of any other dividend income received by the UK Holder in the same tax year) the dividend exceeds the nil rate band, it will be subject to income tax at 7.5 per cent. to the extent that it falls below the threshold for higher rate income tax. To the extent that (taking account of other dividend income received in the same tax year) it falls within the higher rate income tax band then the dividend will be taxed at 32.5 per cent., or to the extent that it is within the additional rate band then the dividend will be taxed at 38.1 per cent. For the purposes of determining which of the taxable bands dividend income falls into, dividend income is treated as the highest part of a UK Holder’s income. In addition, dividends within the nil rate band which would (if there was no nil rate band) have fallen within the basic or higher rate bands will use up those bands respectively for the purposes of determining whether the threshold for higher rate or additional rate income tax is exceeded.

(iii) Corporate UK Holders

UK Holders who are within the charge to UK corporation tax will be subject to UK corporation tax at the rate of 19 per cent. (noting that the main rate of corporation tax is set to increase to 25% from 1 April 2023) on dividends paid by MKS unless (subject to special rules for such UK Holders that are small companies) the dividends fall within an exempt class and certain other conditions are met. Each UK Holder’s position will depend on its own circumstances, although it would normally be expected that most dividends paid on the New MKS Shares to UK resident corporate shareholders would fall within one or more of the classes of dividend qualifying for exemption from corporation tax. It should be noted, however, that the exemptions are not comprehensive and are also subject to anti-avoidance rules.

(iv) Exempt UK Holders

Particular UK Holders, including certain pension funds and charities, will not generally be subject to UK tax on dividend receipts.

(b)	Future Disposal of New MKS Shares

A subsequent disposal of New MKS Shares may, depending on individual circumstances (including the availability of exemptions, reliefs and allowable losses), give rise to a liability to UK tax on chargeable gains.

(c)	UK Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)

No charge to UK stamp duty will arise (i) in respect of a paperless transfer of the New MKS Shares, or (ii) on a written transfer of New MKS Shares if such transfer is executed and retained outside the UK and does not relate to any property situated in the UK or to any other matter or thing done or to be done in the UK (which may include, without limitation, the involvement of UK bank accounts in payment mechanics). Although a charge to UK stamp duty would in principle arise in relation to any written transfer which was executed in the UK or which otherwise had a UK nexus, such stamp duty would not typically be required to be paid in practice in circumstances where a stamped transfer is not required in order to register a change in ownership (there being no such requirement in respect of the New MKS Shares) or required to be produced in UK legal proceedings.

No UK SDRT will arise in respect of an agreement to transfer New MKS Shares.

PART V THE SCHEME OF ARRANGEMENT

The Scheme of Arrangement

ROYAL COURT OF JERSEY

SAMEDI DIVISION

IN THE MATTER OF ATOTECH LIMITED

and

IN THE MATTER OF THE COMPANIES (JERSEY) LAW 1991

SCHEME OF ARRANGEMENT

(under Article 125 of the Companies (Jersey) Law 1991)

between

ATOTECH LIMITED

AND

THE HOLDERS OF THE SCHEME SHARES

(as hereinafter defined)

Preliminary

In this Scheme, unless inconsistent with the subject or context, the following expressions bear the following meanings:

“Acquisition”	means the proposed acquisition by MKS (or its nominee(s)) of the entire issued and to be issued share capital of Atotech, to be effected by means of this Scheme;

“Articles”	means the articles of association of Atotech in force from time to time;

“Atotech” or “Company”	means Atotech Limited, a public company limited by shares registered in Jersey with company number 127906 and whose registered office is at 3rd Floor, 44 Esplanade St, Helier Jersey JE4 9WG;

“Atotech Shareholder”	means a registered holder of an Atotech Share from time to time;

“Atotech Shares”	means the existing unconditionally allotted or issued and fully paid ordinary shares of a nominal value of $0.10 in the capital of Atotech and any further such ordinary shares which are unconditionally allotted or issued before this Scheme becomes Effective;

“Business Day”	means a day (other than a Saturday, Sunday or public holiday) on which banks in the City of London, Jersey and New York City are generally open for normal business;

“Cash Consideration”	means $16.20 per Atotech Share;

“Clearances”	means the merger control, competition and regulatory approvals, consents, clearances, permissions, waivers including the Identified Clearances;

“Conditions”	mean the conditions to implementation of the Acquisition, set out in Part III (Conditions to the Implementation of the Scheme and to the Acquisition) of the Document;

“Court”	means the Royal Court of Jersey, Royal Square, St Helier, Jersey JE1 1JG, Tel: +44 1534 441300;

“Court Meeting”	means the meeting or meetings of Scheme Shareholders or any class or classes thereof to be convened by order of the Court pursuant to Article 125 of the Jersey Companies Law (notice of which is set out in Part IX (Notice of the Court Meeting) of the Document) for the purpose of considering and, if thought fit, approving this Scheme (with or without amendment), including any adjournment thereof;

“Court Order”	means the act of the Court sanctioning this Scheme under Article 125 of the Jersey Companies Law;

“Court Sanction Hearing”	means the hearing of the Court (and any adjournment thereof) to sanction the Scheme pursuant to Article 125 of the Jersey Companies Law, at which the Court Order is expected to be granted;

“Director”	means a director for the time being of the Company;

“Document”	means the document dated September 28, 2021 in respect of the Scheme sent to (among others) Atotech Shareholders, containing and setting out (among other matters) the full terms and conditions of the Scheme and containing the notice convening the Court Meeting and an explanatory statement in compliance with Article 126 of the Jersey Companies Law;

“DRS”	means DTC’s The Direct Registration System for recording entitlements to shares on the issuer’s or its transfer agent’s records in book-entry form;

“DTC”	means the Depository Trust Company;

“Effective Date”	means the date on which this Scheme becomes effective pursuant to its terms and “Effective” shall be construed accordingly;

“Excluded Shares”	means (i) any Atotech Shares beneficially owned by MKS or any other member of the Wider MKS Group; (ii) any Atotech Shares held in treasury by Atotech and (iii) any other Atotech Shares which MKS and Atotech agree will not be subject to this Scheme;

“Identified Clearances”	means the Clearances as specified in Schedule 5 of the Implementation Agreement, subject to modifications in accordance with Clause 4.5 of the Implementation Agreement;

“Implementation Agreement”	means the implementation agreement entered into between MKS and Atotech dated July 1, 2021;

“Jersey”	means the Island of Jersey;

“Jersey Companies Law”	means the Companies (Jersey) Law 1991 (as amended);

“Latest Practicable Date”	means September 24, 2021 (being the latest practicable date prior to publication of the Document);

“MKS”	means MKS Instruments, Inc., a corporation incorporated in Massachusetts with registered number 042277512 and whose office is at 2 Tech Drive, Suite 201, Andover, Massachusetts;

“register of members”	means the register of members of the Company including the United States branch register;

“Registrar of Companies”	means the registrar of companies for Jersey;

“Regulatory Condition”	means the Condition set out in paragraph 3(a) of Part A of Part III (Conditions to the Implementation of the Scheme and to the Acquisition) of the Document;

“Restricted Shareholder”	means a Scheme Shareholder whom MKS requires the Company to treat as a Restricted Shareholder pursuant to Clause 5 of this Scheme;

“Scheme”	means the proposed scheme of arrangement under Article 125 of the Jersey Companies Law between Atotech and the Scheme Shareholders to implement the Acquisition of Atotech by MKS, with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by Atotech and MKS;

“Scheme Record Time”	means 5.00 p.m. (Eastern Time) on the Business Day immediately prior to the Effective Date;

“Scheme Resolution”	means the resolution to be proposed at the Court Meeting to approve this Scheme, as set out in Part XI (Notice of Court Meeting) of the Document;

“Scheme Shareholder”	means a registered holder of a Scheme Share;

“Scheme Shares”

means:

(a)the Atotech Shares in issue at the date of the Document;

(b)any Atotech Shares issued after the date of the Document and prior to the Scheme Voting Record Time; and

(c)any Atotech Shares issued at, or after, the Scheme Voting Record Time and prior to the Scheme Record Time in respect of which the original or any subsequent holder thereof shall be bound by this Scheme, or shall by such time have agreed in writing to be bound by this Scheme, in each case other than the Excluded Shares;

“Scheme Voting Record Time”	means 5.00 p.m. (Eastern Time) / 10.00 p.m. (London Time) on the day which is 10 days before the Court Meeting or, if the Court Meeting is adjourned for more than 30 days, 5.00 p.m. (Eastern Time) on the day which is 10 days before the date of such adjourned Court Meeting;

“Significant Interest”	means in relation to an undertaking, a direct or indirect interest of 20 per cent. or more of the total voting rights conferred by the equity share capital of such undertaking;

“Transfer Agent”	means American Stock Transfer & Trust Company, LLC;

“US Securities Act”	means the United States Securities Act of 1933, and the rules and regulations promulgated thereunder; and

“Wider MKS Group”	means MKS and associated undertakings and any other body corporate, partnership, joint venture or person in which MKS and all such undertakings (aggregating their interests) have a Significant Interest.

(A)	As at the Latest Practicable Date, the issued share capital of Atotech was divided into 194,695,832 Atotech Shares and Atotech did not hold any Atotech Shares in treasury.

(B)	As at the Latest Practicable Date, no Atotech Shares were registered in the name of or beneficially owned by MKS or any other member of the Wider MKS Group.

(C)

MKS has agreed to appear by counsel at the Court Sanction Hearing to sanction this Scheme and to undertake to the Court to be bound by the provisions of this Scheme and to execute and do or procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purpose of giving effect to this Scheme, subject to the terms of the Acquisition.

(D)

The provisions of this Scheme are subject to the Court sanctioning the Scheme Resolution at the Court Sanction Hearing and, accordingly, will not be effective until the Court Order has been delivered to the Registrar of Companies.

(E)

The New MKS Shares to be issued under the Scheme have not been, nor will they be, registered under the US Securities Act or under the securities laws of any state or other jurisdiction of the United States and the New MKS Shares are expected to be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof. Section 3(a)(10) of the US Securities Act exempts from registration the offer and sale of a security which is issued in specified exchange transactions where, among other things, the fairness of the terms and conditions of such exchange are approved by a court or authorized government entity after a hearing on the fairness of such terms and conditions, at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or governmental authority expressly authorized by law to grant such approval and to hold such a hearing.

The Scheme

1.	Interpretation

In this Scheme, except where the context otherwise requires or otherwise as expressly provided:

(a)	references to Recitals, Parts, Clauses and Sub-clauses are references to the Recitals, Parts, Clauses and Sub-clauses respectively of this Scheme;

(b)	references to a “person” include references to an individual, firm, partnership, company, corporation, unincorporated body of persons or any state or state agency;

(c)	references to a statute, statutory provision, enactment or subordinate legislation include the same as subsequently modified, amended or re-enacted from time to time;

(d)

references to an agreement, deed or document shall be deemed also to refer to such agreement, deed or document as amended, supplemented, restated, verified, replaced and/or novated (in whole or in part) from time to time and to any agreement, deed or document executed pursuant thereto;

(e)

any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression is to be construed as illustrative only and does not limit the sense of the words preceding those terms;

(f)	the singular includes the plural and vice-versa and words importing one gender shall include all genders; and

(g)	headings of Recitals, Parts, Clauses and Sub-clauses are for ease of reference only and shall not affect the interpretation of this Scheme.

2.	Transfer of Scheme Shares

(a)

On the Effective Date, MKS (and/or such of its nominee(s) as are agreed between MKS and the Company) shall acquire all of the Scheme Shares fully paid up, free from all liens, equities, charges, encumbrances, options, rights of pre-emption and any other third party rights or other interests whatsoever and together with all rights attached thereto including voting rights and the right to receive all dividends and other distributions declared, paid or made by the Company by reference to a record date on or after the Effective Date.

(b)

For such purposes, the Scheme Shares shall be transferred to MKS (and/or such of its nominee(s) as are agreed between MKS and the Company) and to give effect to such transfers any person may be appointed by MKS as attorney and/or agent and/or otherwise and shall be authorised as such attorney and/or agent and/or otherwise on behalf of the relevant Scheme Shareholder to execute and deliver as transferor a form of transfer or other instrument or instruction of transfer (whether as a deed or otherwise (as applicable)) of such Scheme Shares and every form, instrument or instruction of transfer so executed shall be as effective as if it had been executed by the holder or holders of the Scheme Shares thereby transferred.

(c)

With effect from the Effective Date, pending the transfer of the Scheme Shares pursuant to Clause 2(b), each Scheme Shareholder irrevocably appoints MKS as their attorney and/or agent and/or otherwise to exercise (in place of and to the exclusion of the relevant Scheme Shareholder) any voting rights attached to the Scheme Shares and any or all rights and privileges attaching to the Scheme Shares, to sign any consent to short notice of a general or separate class meeting and on their behalf to execute a form of proxy in respect of such shares appointing any person nominated by MKS to attend general and separate class meetings of the Company and authorises the Company to send to MKS any notice, circular, warrant or other document or communication which may be required to be sent to them as a member of the Company, such that from the Effective Date, no Scheme Shareholder shall be entitled to exercise any voting rights attached to the Scheme Shares or any other rights or privileges attaching to the Scheme Shares.

3.	Consideration for the transfer of Scheme Shares

(a)	In consideration of the transfer of the Scheme Shares to MKS (and/or such of its nominee(s) as are agreed between MKS and the Company), subject to the remaining provisions of this Scheme:

(i)

in accordance with Clause 6(a)(i) of this Scheme, MKS shall pay or procure that there shall be paid to or for the account of each Scheme Shareholder (as appearing in the register of members of Atotech at the Scheme Record Time) $16.20 in cash per Scheme Share held by the Scheme Shareholder at the Scheme Record Time; and

(ii)

in accordance with Clause 6(a)(ii) of this Scheme, MKS shall issue to or for the account of each Scheme Shareholder (as appearing in the register of members of Atotech at the Scheme Record Time), 0.0552 New MKS Shares per Scheme Share held by the Scheme Shareholder at the Scheme Record Time.

(b)

The New MKS Shares issued pursuant to Clause 3(a)(ii) and the remaining provisions of this Scheme will be issued credited as fully paid and will rank pari passu in all respects with common stock of no par value in the capital of MKS in issue at the time the New MKS Shares are issued pursuant to this Scheme, including the right to receive and retain dividends and other distributions declared, made or paid by reference to a record date falling on or after the Effective Date and to participate in the assets of MKS upon a winding up of MKS. Applications will be made for the New MKS Shares to be listed on Nasdaq.

(c)

Fractions of New MKS Shares will not be allotted to Scheme Shareholders. Instead, Scheme Shareholders shall receive, in lieu of such fractional entitlements, cash in an amount in US dollars (rounded down to the nearest cent) equal to such fractional amount multiplied by the last reported sale price of MKS Shares on Nasdaq (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source selected by MKS) on the last Business Day prior to the Effective Date.

4.	Dividends

If any dividend or other distribution is authorised, declared, made or paid by Atotech in respect of Atotech Shares on or after the date of this Scheme and prior to the Effective Date, MKS reserves the right to reduce the Consideration payable by the amount of such dividend or other distribution. In such circumstances, Atotech Shareholders would be entitled to retain any such dividend or other distribution.

5.	Overseas Shareholders

The provisions of Clauses 2 and 3 shall be subject to any prohibition or condition imposed by law. Without prejudice to the generality of the foregoing, if in the case of any Scheme Shareholder, MKS is advised that the law of a country or territory outside Jersey or the United States precludes the allotment, issue or delivery to it of New MKS Shares under Clause 3, or precludes the same except after compliance by the Company or MKS (as the case may be) with any governmental or other consent or any registration, filing or other formality with which the Company or MKS (as the case may be) is unable to comply or compliance with which the Company or MKS (as the case may be) regards as unduly onerous, then the Company and MKS may, in their sole discretion, determine that the New MKS Shares shall not be allotted and issued to a Scheme Shareholder to whom this Clause 5 applies but instead shall be allotted and issued to a nominee, appointed by the Company, on terms that the nominee shall be authorised on behalf of such Scheme Shareholder to procure that such New MKS Shares shall, as soon as reasonably practicable following the Effective Date, be sold on behalf of such Scheme Shareholder at the best price which can be reasonably be obtained in the market at the time of sale and the net proceeds of sale (after the deduction of all expenses and commissions, including any VAT thereon, incurred in connection with such sale) shall be paid to the persons entitled thereto in due proportions as soon as practicable, save that fractional cash entitlements shall be rounded down to the nearest whole cent. In the absence of bad faith and/or wilful default, none of the Company, MKS or any broker or agent of any of them shall have any liability for any loss arising as a result of the timing or terms of any such sale.

6.	Settlement

(a)	In the case of Scheme Shares held by Scheme Shareholders at the Scheme Record Time, settlement shall be effected as follows:

(i)	settlement of the Cash Consideration to which the Scheme Shareholder is entitled (including pursuant to Clause 3(c)) shall be effected by MKS:

(A)	by cheque; or

(B)

by cash (to be made by way of wire transfer), if the Scheme Shareholder has contacted the Transfer Agent at Reorg_RM@astfinancial.com and completed and submitted the form provided in accordance with the instructions thereon on or before the date falling 5 Business Days prior to the Court Sanction Hearing, in each case, which shall be dispatched (in the case of a cheque) or for settlement (in the case of a wire transfer) on or as soon as reasonably practicable following the Effective Date (and in any event no later than 2 Business Days following the Effective Date); and

(ii)	settlement of the Share Consideration to which the Scheme Shareholder is entitled shall be effected by:

(A)

where, immediately prior to the Scheme Record Time, a Scheme Shareholder holds their Scheme Shares in book-entry form through a DTC participant in DTC’s electronic book-entry clearing and settlement system, MKS shall procure that (1) the New MKS Shares to which the holder of such Scheme Shares is entitled shall be issued to Cede & Co., which will be the registered holder of such shares, as nominee for DTC; (2) the interests in such New MKS Shares shall be credited by DTC to the account of the DTC participant through which the Scheme Shareholder holds its Scheme Shares in book-entry form; or

(B)

where, immediately prior to the Scheme Record Time, a Scheme Shareholder holds their Scheme Shares in certificated or book-entry form on the records of the Transfer Agent, MKS procuring that the relevant New MKS Shares are issued by the Transfer Agent in book-entry form on the records of the Transfer Agent (or through DRS if the Scheme Shareholder is DRS-eligible), registered in the same name(s) and address as appeared on Atotech’s register of members for each relevant Scheme Shareholder, in each case, as soon as reasonably practicable following the Effective Date (and in any event no later than 2 Business Days following the Effective Date).

(b)

All deliveries of notices, certificates and/or cheques required to be made under this Scheme shall be made by sending the same by mail (or by international post or airmail, if outside United States), addressed to the person entitled thereto, to the address appearing in the register of members or, in the case of joint holders, to the address of the holder whose name stands first in such register in respect of the joint holding concerned at such time.

(c)

All cheques shall be in US dollars and shall be made payable to the Scheme Shareholder concerned or, in the case of joint holders, to the holder whose name stands first in the register of members in respect of the joint holding concerned at the Scheme Record Time and the encashment of any such cheque or the making of any such wire transfer as is referred to in Clause 6(a)(i) shall be a complete discharge to MKS for the monies represented thereby.

(d)

None of the Company, MKS or their respective agents or nominees shall be responsible for any loss or delay in the transmission of the share certificates or cheques (as applicable) sent to Scheme Shareholders in accordance with this Clause 6, which shall be posted at the risk of the Scheme Shareholder concerned.

7.	Certificates in respect of Scheme Shares

With effect from the Effective Date:

(a)

all certificates representing Scheme Shares and DRS statements evidencing Scheme Shares shall cease to have effect as documents of title to the shares represented thereby and every holder thereof shall be bound at the request of the Company to deliver up such certificates(s) or DRS statements to the Company (or any person appointed by the Company to receive the same) or to destroy the same; and

(b)

subject to the completion of such transfers, forms, instruments or instructions as may be required in accordance with Clause 2(b), the Company shall make appropriate entries in the register of members to reflect the transfer of the Scheme Shares to MKS and/or its nominee(s).

8.	Mandates

All mandates to the Company in force at the Scheme Record Time relating to Scheme Shares shall, as from the Effective Date, cease to be valid, save that the Company may pay any dividend declared on or prior to the Effective Date in accordance with the mandates in relation to the payment of dividends in place on or prior to the Effective Date.

9.	Regulatory Condition and Court Sanction Hearing

(a)

Notwithstanding the other provisions of this Scheme, the Company may at the Court Sanction Hearing apply to the Court to sanction the Scheme in circumstances where not all of the Clearances required in connection with the Acquisition in order to satisfy the Regulatory Condition have been received. The Company may only make such application to the Court where:

(i)

the Company is reasonably certain, after taking appropriate professional advice, that the relevant outstanding Clearance (or Clearances) required in order to satisfy the Regulatory Condition is (or are) likely to be met within a reasonable period and there is no available court date for the purposes of having the Court Sanction Hearing within three weeks following the estimated date on which the outstanding conditions are likely to be satisfied;

(ii)

as part of the application at the Court Sanction Hearing the Company can confirm to the Court that the majority of the Clearances required in order to satisfy the Regulatory Condition have been satisfied; and

(iii)

the Company can confirm to the Court that, in its reasonable opinion, after taking appropriate professional advice, it is in the best interests of the Scheme Shareholders that such approvals be sought at the Court Sanction Hearing.

(b)	In the event the Company seeks orders from the Court in accordance with Clause 9(a) the following provisions will apply (unless altered, amended or overruled by the Court):

(i)	the Court Order will be delivered to the Registrar of Companies within 2 Business Days after the satisfaction of the Regulatory Condition;

(ii)	in the event that the Regulatory Condition is not satisfied by February 28, 2022 the Company will apply to the Court for directions; and

(iii)	the Company and MKS shall use best endeavours to satisfy the outstanding Regulatory Condition as soon as possible.

10.	Effective Time

(a)	This Scheme shall become effective as soon as a copy of the Court Order has been delivered to the Registrar of Companies under Article 125 of the Jersey Companies Law.

(b)	Unless this Scheme shall become effective on or before March 31, 2022 or such later date, if any, as the Company and MKS may agree and the Court may allow, this Scheme shall never become effective.

11.	Modification

The Company and MKS may jointly consent on behalf of all persons concerned to any modification of or addition to this Scheme or to any condition which the Court may approve or impose.

12.	Governing Law

This Scheme is governed by Jersey law and is subject to the exclusive jurisdiction of the courts of Jersey.

Dated	September 28, 2021

PART VI FINANCIAL INFORMATION

Part A: Financial information relating to Atotech

This Document incorporates certain information related to Atotech by reference. To the extent there are inconsistencies between the information contained in this Document and the information contained in the documents filed with the SEC prior to the date of this Document and incorporated herein by reference, the information in this Document shall be deemed to supersede the information in such incorporated documents. Atotech incorporates by reference the documents listed below (other than any portions thereof that, under the Exchange Act and applicable SEC rules, are not deemed “filed” under the Exchange Act unless otherwise specified):

•

Atotech’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on March 4, 2021, and Atotech’s Amendment to Atotech’s Annual Report on Form 20-F/A for the year ended December 31, 2020, filed with the SEC on March 25, 2021;

•

the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Successor fiscal 2019 compared to Successor fiscal 2018” included in Atotech’s prospectus filed with the SEC on February 5, 2021 pursuant to Rule 424(b) under the Securities Act, relating to Atotech’s Registration Statement on Form F-1, as amended (File No. 333-235928), last filed with the Commission on January 25, 2021; and

•

Atotech’s Current Reports on Form 6-K furnished to the SEC on March 19, 2021 (other than Exhibit 99.1 thereto), May 4, 2021 (with respect to Atotech’s quarterly report for the quarter ended March 31, 2021), May 12, 2021, July 2, 2021 and August 11, 2021 (with respect to Atotech’s quarterly report for the quarter ended June 30, 2021).

Atotech will provide to each person at their request, including any beneficial owner, to whom a Document is delivered, a copy of any or all of the reports or documents relating to Atotech that have been incorporated by reference into this Document but not delivered with this Document. Atotech will provide these reports and documents upon written or oral request at no cost to the requester. Please direct your request, either in writing or by telephone, to Erasmusstrasse 20, 10553 Berlin, Germany. Atotech’s telephone number is +49 30 349 85 0. In addition, copies of the reports and documents incorporated herein by reference may be accessed at Atotech’s website at www.atotech.com.

Part B: Financial information relating to MKS

This Document incorporates certain information related to MKS by reference. To the extent there are inconsistencies between the information contained in this Document and the information contained in the documents filed with the SEC prior to the date of this Document and incorporated herein by reference, the information in this Document shall be deemed to supersede the information in such incorporated documents. MKS incorporates by reference the documents listed below (other than any portions thereof that, under the Exchange Act and applicable SEC rules, are not deemed “filed” under the Exchange Act unless otherwise specified):

•	The Form 10-K comprising the annual report for the fiscal year ended December 31, 2020 at www.sec.gov/ix?doc=/Archives/edgar/data/1049502/000156459021007630/mksi-10k_20201231.htm;

•	The Form 10-Q comprising the report for the quarterly period ended March 31, 2021 at www.sec.gov/ix?doc=/Archives/edgar/data/1049502/000156459021023317/mksi-10q_20210331.htm; and

•	The Form 10-Q comprising the report for the quarterly period ended June 30, 2021 at https://www.sec.gov/ix?doc=/Archives/edgar/data/1049502/000156459021041287/mksi-10q_20210630.htm.

MKS will provide to each person at their request, including any beneficial owner, to whom a Document is delivered, a copy of any or all of the reports or documents relating to MKS that have been incorporated by reference into this Document but not delivered with this Document. MKS will provide these reports and documents upon written or oral request at no cost to the requester. Please direct your request, either in writing or by telephone, to David Ryzhik, Vice President, Investor Relations. MKS’ telephone number is +1 978 645 5500 and Mr. Ryzhik’s email is David.Ryzhik@mksinst.com. In addition, copies of the reports and documents incorporated herein by reference may be accessed at MKS’ website at https://www.mksinst.com.

Part C: No incorporation of website information

Save as expressly referred to herein, neither the content of Atotech’s or MKS’ websites, nor the content of any website accessible from hyperlinks on Atotech’s or MKS’ websites, is incorporated into, or forms part of, this Document.

PART VII ADDITIONAL INFORMATION

1.	Responsibility

1.1.

The Atotech Directors, whose names are set out in paragraph 2.1 below, accept responsibility for the information contained in this Document (including any expressions of opinion) other than the information (including any expressions of opinion or intention) for which responsibility is taken by others pursuant to paragraph 1.2. To the best of the knowledge and belief of the Atotech Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this Document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

1.2.

The MKS Directors, whose names are set out in paragraph 2.2 below, accept responsibility for the information contained in this Document (including any expressions of opinion or intention) relating to MKS, the Wider MKS Group, and themselves, and their respective Affiliates. To the best of the knowledge and belief of the MKS Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this Document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	Directors

2.1.	The Atotech Directors and their respective functions are as follows:

Director	Function

Geoff Wild	President, Chief Executive Officer, and Director

Brian A. Bernasek	Director

Gregor P. Boehm	Director

Ronald E. Bruehlman	Director

Herman H. Chang	Director

Friedel Drees	Director

Louise Makin	Director

Shaun Mercer	Director

Gregory M. Nikodem	Director

Charles W. Shaver	Director

Martin W. Sumner	Director

The registered and business address of each of the Atotech Directors is 3rd Floor, 44 Esplanade, St Helier Jersey JE4 9WG.

Brian A. Bernasek, Gregor P. Boehm, Herman H. Chang, Friedel Drees, Shaun Mercer, Gregory M. Nikodem and Martin W. Sumner are each managing directors of Carlyle and have been appointed to the Atotech Board by the Carlyle Stockholders.

2.2.	The MKS Directors and their respective functions are as follows:

Director	Function

Gerald G. Colella	Chairman and Director

John T.C. Lee	President, CEO and Director

Rajeev Batra	Director

Peter J. Cannone, III	Director

Joseph B. Donahue	Director

Jacqueline F. Moloney	Director

Elizabeth A. Mora	Director

Michelle M. Warner	Director

The registered and business address of each of the MKS Directors is 2 Tech Drive, Suite 201, Andover, Massachusetts.

MKS is a corporation incorporated in Massachusetts with registered number 042277512 and whose office is at 2 Tech Drive, Suite 201, Andover, Massachusetts.

3.	Market quotations

Set out below are the closing prices of Atotech Shares and MKS Shares as derived from the NYSE and Nasdaq respectively on:

(a)	the first dealing day in each of the six months immediately before the date of this Document;

(b)	July 1, 2021 (being the date that the Announcement was released); and

(c)	September 24, 2021 (the last practicable date prior to publication of this Document).

Date	Atotech Shares ($)	MKS Shares ($)
April 1, 2021	21.00	195.84
May 3, 2021	21.95	177.98
June 1, 2021	23.69	185.54
July 1, 2021	25.09	170.77
August 2, 2021	24.20	156.42
September 1, 2021	23.78	145.04
September 24, 2021	24.12	153.35

4.	Atotech Directors’ interests in Atotech Shares

4.1.	For the purposes of this paragraph 4:

(a)

“connected person” in relation to an Atotech Director includes: (i) such director’s spouse or civil partner and children or step-children under the age of 18; (ii) the trustee(s) of any trust for the benefit of such director and/or any person mentioned in (i); or (iii) any company in which such director and/or any person mentioned in (i) or (ii) is entitled to exercise or control the exercise of one-third or more of the voting power, or which is accustomed to act in accordance with the directions of such director or any such person;

(b)	“Disclosure Date” means the close of business on September 24, 2021, being the Latest Practicable Date;

(c)

a person has an “interest” or is “interested” in securities if he or she has a long economic exposure, whether absolute or conditional, to changes in the price of those securities (but not if he or she only has a short position in such securities) and in particular covers: (i) legal title and beneficial ownership (i.e. the ability to exercise, or control the exercise of, voting rights); (ii) the right, option or obligation to acquire, call for or take delivery of securities under an option or derivative; and (iii) the situation where a person holds a derivative referenced to, or which may result in, a long position in securities; and

(d)

“relevant securities” includes: (i) Atotech Shares and any other securities of Atotech conferring voting rights; (ii) equity share capital of Atotech or, as the context requires, MKS; and (iii) securities of Atotech or, as the context requires, MKS carrying conversion or subscription rights into any of the foregoing.

4.2.	As at the Disclosure Date, the interests, rights to subscribe and short positions of the Atotech Directors and their connected persons in respect of relevant securities of Atotech were as follows:

Name	Number of Atotech Shares	Percentage of Atotech existing share capital(1)
Geoff Wild	1,916,800	0.98%
Brian A. Bernasek	—	—
Gregor P. Boehm	—	—
Ronald E. Bruehlman	—	—
Herman H. Chang	—	—
Friedel Drees	—	—
Louise Makin	—	—
Shaun Mercer	—	—
Gregory M. Nikodem	—	—
Charles W. Shaver	65,725	0.03%
Martin W. Sumner	—	—

(1)	Based on 194,695,832 Atotech Shares being in issue on the Latest Practicable Date.

4.3.	As at the Disclosure Date, the following had been granted to Atotech Directors and remained outstanding under the Atotech Incentive Plans:

Name	Description of option / award	Number and class of relevant securities under option / award	Date of grant	Vesting date / period
Geoff Wild	Restricted stock units	41,623	11 June 2021	Will vest in three substantially equal annual instalments on the 1st of January every year over a three-year period, i.e. until 2024
Geoff Wild	Performance stock units	41,624	11 June 2021	December 31, 2023

4.4.

Save as disclosed in this Document, as at the Disclosure Date, none of the Atotech Directors or any of their connected persons had any interest in, right to subscribe in respect of, or short position in respect of relevant securities of Atotech or MKS.

4.5.

As at the Disclosure Date, none of the MKS Directors or any of their connected persons had any interest in, right to subscribe in respect of, or short position in respect of relevant securities of Atotech.

5.	Irrevocable undertakings

Atotech Director irrevocable undertaking

The following Atotech Directors have given irrevocable undertakings to vote in favour of the Scheme at the Court Meeting and the Resolution at the General Meeting (or, in the event that the Acquisition is to be effected by way of a Jersey Merger, to vote in favour of any resolutions to implement the Acquisition to be voted on at any general meeting or class meeting of Atotech Shareholders and any meeting of Atotech Shareholders convened by the Court in connection with the Jersey Merger) in relation to the following Atotech Shares currently beneficially held by them (and, in the case of Geoff Wild, together with his connected persons) as well as any further Atotech Shares they may acquire:

Name	Number of Atotech Shares in respect of which undertaking is given	Percentage of Atotech issued share capital(1)
Geoff Wild	1,916,800	0.98
Charles Shaver	65,725	0.03

(1)	Based on 194,695,832 Atotech Shares being in issue on the Latest Practicable Date.

The irrevocable undertakings will only cease to be binding if the Acquisition lapses or is withdrawn before the Scheme becomes Effective, save where the Scheme is withdrawn or lapses as a result of MKS exercising its right to implement the Acquisition by way of a Jersey Merger rather than by way of a Scheme.

Atotech management shareholder irrevocable undertakings

The following members of the Atotech management team have given irrevocable undertakings to vote in favour of the Scheme at the Court Meeting and the Resolution at the General Meeting (or, in the event that the Acquisition is to be effected by way of a Jersey Merger, to vote in favour of any resolutions to implement the Acquisition to be voted on at any general meeting or class meeting of Atotech Shareholders and any meeting of Atotech Shareholders convened by the Court in connection with the Jersey Merger) in relation to the following Atotech Shares currently beneficially held by them as well as any further Atotech Shares they may acquire:

Name	Number of Atotech Shares in respect of which undertaking is given	Percentage of Atotech issued share capital(1)
Peter Frauenknecht	871,273	0.45
Harald Ahnert	609,891	0.31
Gertjan van der Wal	609,891	0.31
Brian Daniels	582,010	0.30
John Stephenson	158,412	0.08

(1)	Based on 194,695,832 Atotech Shares being in issue on the Latest Practicable Date.

The irrevocable undertakings will only cease to be binding if the Acquisition lapses or is withdrawn before the Scheme becomes Effective, save where the Scheme is withdrawn or lapses as a result of MKS exercising its right to implement the Acquisition by way of a Jersey Merger rather than by way of a Scheme.

Atotech Shareholders’ irrevocable undertakings

MKS has also received irrevocable undertakings from the Carlyle Stockholders to vote (or to procure the voting) in favour of the Scheme Resolution at the Court Meeting and the Resolution at the General Meeting (or, in the event that the Acquisition is to be effected by way of a Jersey Merger, to vote in favour of any resolutions to implement the Acquisition to be voted on at any general meeting or class meeting of Atotech Shareholders and any meeting of Atotech Shareholders convened by the Court in connection with the Jersey Merger) in relation to the following Atotech Shares currently beneficially held by them as well as any further Atotech Shares they may acquire:

Name	Number of Atotech Shares in respect of which undertaking is given	Percentage of Atotech issued share capital(1)
Carlyle Partners VI Cayman Holdings LP	93,841,130	48.20
CEP IV Participations S.A.R.L SICAR	40,937,384	21.03
Gamma Holding Company Limited	18,894,189	9.70

(1)	Based on 194,695,832 Atotech Shares being in issue on the Latest Practicable Date.

The irrevocable undertakings of the Carlyle Stockholders will only cease to be binding if the Acquisition lapses or is withdrawn before the Scheme becomes Effective, save where the Scheme is withdrawn or lapses as a result of MKS exercising its right to implement the Acquisition by way of a Jersey Merger rather than by way of a Scheme.

6.	Material contracts

6.1.	Atotech material contracts

(a)	Implementation Agreement

See paragraph 11.1 of Part II (Explanatory Statement) of this Document.

(b)	Confidentiality Agreement

See paragraph 11.2 of Part II (Explanatory Statement) of this Document.

6.2.	MKS material contracts

(a)	Implementation Agreement

See paragraph 11.1 of Part II (Explanatory Statement) of this Document.

(b)	Confidentiality Agreement

See paragraph 11.2 of Part II (Explanatory Statement) of this Document.

(c)	Commitment Letter

See paragraph 5 of Part II (Explanatory Statement) of this Document.

7.	No significant change

Atotech

There has been no significant change in the financial or trading position of the Atotech Group since June 30, 2021, being the date to which Atotech’s last published interim consolidated financial statements were prepared.

MKS

There has been no significant change in the financial condition or trading position of the MKS Group since June 30, 2021, being the date to which MKS’ last Form 10-Q was prepared.

Save as described in this Document, full acceptance of the Acquisition will have no effect upon MKS’ earnings and assets and liabilities.

8.	Sources of information and bases of calculation

8.1.

The value of the fully diluted share capital of Atotech is based upon 194,695,832 Atotech Shares in issue on the Latest Practicable Date, together with 2,653,789 Atotech Shares falling to be issued pursuant to the Atotech Share Plans.

8.2.	Unless otherwise stated, the financial information relating to MKS is extracted (without material adjustment) from the Form 10-K of MKS for the year ended December 31, 2020.

8.3.

Unless otherwise stated, the financial information relating to Atotech is extracted (without material adjustment) from Atotech’s Annual Report on Form 20-F for the year ended December 31, 2020 or Atotech’s Current Reports on Form 6-K for the quarter ended March 31, 2021 or the quarter ended June 30, 2021.

8.4.	Unless otherwise stated, all prices for Atotech Shares are the Closing Price for the relevant date and all prices for MKS Shares are at the closing price derived from Nasdaq on the relevant date.

8.5.	Certain figures in this Document have been subject to rounding adjustments.

9.	Documents incorporated by reference

Parts of other documents are incorporated by reference in, and form part of, this Document as set out in Part VI (Financial Information) of this Document.

10.	Other information

10.1.

Each of Credit Suisse and Perella Weinberg Partners has given and not withdrawn its written consent to the issue of this Document with the inclusion of references to its name in the form and context in which they are included.

10.2.

Save as disclosed in this Document, there is no agreement, arrangement or understanding (including any compensation arrangement) between MKS or any of its affiliates with it and any of the directors, recent directors, shareholders or recent shareholders of Atotech, or any person interested or recently interested in Atotech Shares, having any connection with or dependence on or which is conditional upon the outcome of the Acquisition.

10.3.

There is no agreement, arrangement or understanding whereby the beneficial ownership of any of the Atotech Shares to be acquired by MKS will be transferred to any other person, save that MKS reserves the right to transfer any such shares to any other member of the MKS Group.

10.4.

Settlement of the consideration to which each Scheme Shareholder is entitled under the Scheme will be implemented in full in accordance with the terms of the Scheme without regard to any lien or right of set-off, counterclaim or other analogous right to which MKS may otherwise be, or claim to be, entitled against any such Scheme Shareholder.

10.5.	Save as disclosed in this Document, the emoluments of the MKS Directors will not be affected by the Acquisition or any other associated transaction.

10.6.	Save as disclosed in this Document, there is no agreement or arrangement to which MKS is a party which relates to the circumstances in which it may or may not invoke a condition to the Scheme.

11.	Documents published on a website

Until and including the Effective Date (or the date on which the Scheme lapses or is withdrawn, if earlier) copies of the following documents will be available via the link on Atotech’s website at https://investors.atotech.com:

(a)	this Document;

(b)	the Forms of Proxy;

(c)	the Virtual Meeting Guide;

(d)	the articles of association of Atotech and the by-laws of MKS; and

(e)	a draft of the Articles of Atotech as proposed to be amended at the General Meeting.

PART VIII DEFINITIONS

“Acquisition”	means the acquisition by MKS (or its nominee(s)) of the entire issued and to be issued share capital of Atotech for the Consideration, to be effected in accordance with the Implementation Agreement by means of the Scheme or, in the event that MKS elects to proceed with such acquisition by way of a Jersey Merger in accordance with the terms of the Implementation Agreement, a Jersey Merger, and shall, in any case, where the context so requires, include any subsequent revision, variation, extension or renewal thereof as agreed by the parties in writing;

“Affiliate”	means with respect to any person, any other person directly or indirectly controlling, controlled by or under common control with such person (as used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise);

“Alpha US”	means Alpha US Bidco, Inc., a Delaware corporation;

“Announcement”	means the joint regulatory announcement made by MKS and Atotech in connection with the Acquisition on July 1, 2021;

“Articles”	means the articles of association of Atotech in force from time to time;

“Atotech” or “Company”	means Atotech Limited, a public company limited by shares registered in Jersey with company number 127906 and whose registered office is at 3rd Floor, 44 Esplanade, St. Helier, Jersey JE4 9WG;

“Atotech 2021 Incentive Plan”	means the Company’s 2021 Incentive Award Plan, as amended;

“Atotech Board”	means the board of directors of Atotech or the Atotech Directors collectively, as the context requires;

“Atotech Deutschland”	means Atotech Deutschland GmbH, a company incorporated under the laws of Germany with principal offices located at Erasmusstrasse 20, Berlin, Germany 10553;

“Atotech Directors”	means the directors of Atotech as at the date of this Document or, where the context requires, the directors of Atotech from time to time;

“Atotech Group”	means Atotech and its subsidiaries and subsidiary undertakings from time to time;

“Atotech Material Adverse Effect”	means an event, state of facts, circumstance, change, effect, development, occurrence or combination of the foregoing that has had, or would reasonably be expected to have, a material adverse effect on (A) the ability of Atotech to consummate the Acquisition and the other transactions contemplated by the Implementation Agreement or (B) the business, condition (financial or otherwise) or results of operations of Atotech and its Subsidiaries, taken as a whole, excluding any event, change, effect, development or occurrence resulting from or arising out of or attributable to: (1) any changes in general economic, business, labor, financial or capital market conditions (including prevailing interest rates or exchange rates and access to capital markets), (2) any changes generally in the industries (including seasonal fluctuations) in which Atotech or any of its Subsidiaries conducts its business, (3) the negotiation, announcement, pendency, existence of, compliance with, performance under, or consummation of the Implementation Agreement or the transactions contemplated thereby (including, subject to the following proviso, the impact thereof on the relationships, contractual or otherwise, of Atotech or any of its Subsidiaries with employees, labour unions, customers, suppliers, lenders, distributors or partners, and including any lawsuit, action or other proceeding by shareholders or otherwise with respect to the Acquisition or any of the other transactions contemplated by the Implementation Agreement), (4) any action or omission taken or not taken at the request of, or with the consent of, MKS or any of its Affiliates, (5) any changes or proposed changes in applicable Law (or authoritative interpretations thereof), (6) any changes or proposed changes in IFRS or other applicable accounting standards (or authoritative interpretations thereof), (7) earthquakes, any weather-related event, natural disasters, the outbreak or worsening of an epidemic, pandemic or other health crisis (including COVID-19, or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations), or outbreak or escalation of hostilities or acts of war (whether or not declared), military action, sabotage or acts of terrorism, (8) governmental shutdown, (9) any changes in regulatory, legislative or political conditions, (10) any proceeding arising from allegations of breach of fiduciary duty or violation of Law relating to the Implementation Agreement or the transactions contemplated thereby, (11) any changes in the share price or trading volume of Atotech Shares or any suspension of trading, or (12) any failure, in and of itself, by Atotech or its Subsidiaries to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics (provided that the exceptions in clauses (11) and (12) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such change or failure has resulted in, or contributed to, a Atotech Material Adverse Effect so long as it is not otherwise excluded by this definition); except, in each case with respect to clauses (1), (2), (5), (6), (7), (8) and (9), to the extent disproportionately affecting Atotech and its Subsidiaries, taken as a whole, relative to other companies in the industries in which Atotech and its Subsidiaries operate;

“Atotech MSP”	means the Company’s Nonqualified Employee Stock Purchase and Matching Share Subplan, as amended, a subplan of the Company 2021 Plan;

“Atotech Options”	means options awarded to purchase Company Shares granted pursuant to a Company Share Plan, other than the Atotech MSP;

“Atotech PSUs”	means restricted share units granted pursuant to a Company Share Plan that are subject to performance-based vesting conditions;

“Atotech RSUs”	means restricted share units granted pursuant to a Company Share Plan that are subject solely to time-based vesting conditions;

“Atotech Shareholder”	means a registered holder of an Atotech Share from time to time;

“Atotech Share Plans”	means each of (i) the Atotech 2021 Incentive Plan, (ii) the Atotech UK Topco Limited Options Plan, as amended, and share options granted thereunder, as converted into share options subject to the terms and conditions of the Atotech 2021 Incentive Plan, and (iii) the Atotech MSP;

“Atotech Shares”	means the ordinary shares of in the capital of Atotech having a nominal value of $0.10 each;

“Award Exchange Ratio”	means a fraction, the numerator of which is the fair market value of the Consideration payable per Atotech Share and the denominator of which is the average closing price per MKS Share reported on the Nasdaq Stock Market on the 10 trading days immediately preceding the Effective Date. The fair market value of the Share Consideration component of the Consideration shall be determined by the average closing price per MKS Share reported on the Nasdaq Stock Market on the 10 trading days immediately preceding the Effective Date.

“Business Day”	means a day (other than a Saturday, Sunday or public holiday) on which banks in the City of London, Jersey and New York City are generally open for normal business;

“Capitalization Date”	means June 30, 2021;

“Carlyle”	means The Carlyle Group Inc. together with its affiliates;

“Carlyle Stockholders”	means Carlyle Partners VI Cayman Holdings, L.P., CEP IV Participations, S.a.r.l. SICAR, and Gamma Holding Company Limited together with their affiliates, assigns and permitted transferees, as applicable;

“Cash Consideration”	means $16.20 per Atotech Share;

“Clearances”	means the merger control, competition and regulatory approvals, consents, clearances, permissions, waivers including the Identified Clearances;

“Closing Price”	means the closing price quotation of an Atotech Share derived from the NYSE;

“Code”	means the US Internal Revenue Code of 1986, as amended;

“Combined Company”	means the enlarged group following the Acquisition comprising the MKS Group and the Atotech Group;

“Commitment Letter”	has the meaning given to it in paragraph 5 of Part II (Explanatory Statement) of this Document;

“Commitment Letter Joinders”	has the meaning given to it in paragraph 5 of Part II (Explanatory Statement) of this Document;

“Commitment Parties”	has the meaning given to it in paragraph 5 of Part II (Explanatory Statement) of this Document;

“Conditions”	means the conditions to the implementation of the Acquisition, as set out in Part III (Conditions to the Implementation of the Scheme and to the Acquisition) of this Document;

“Confidentiality Agreement”	means the confidentiality agreement between MKS and Atotech dated June 9, 2021;

“Consideration”	means the Cash Consideration and the Share Consideration;

“Court”	means the Royal Court of Jersey, Royal Square, St Helier, Jersey JE1 1JG, Tel: +44 1534 441300;

“Court Meeting”	means the meeting or meetings of Scheme Shareholders or any class or classes thereof to be convened by order of the Court pursuant to Article 125 of the Jersey Companies Law (notice of which is set out in Part IX (Notice of the Court Meeting) of this Document) for the purpose of considering and, if thought fit, approving the Scheme (with or without amendment), including any adjournment thereof;

“Court Order”	means the act of the Court sanctioning the Scheme under Article 125 of the Jersey Companies Law;

“Court Sanction Hearing”	means the final hearing by the Court (and any adjournment thereof) to sanction the Scheme pursuant to Article 125 of the Jersey Companies Law, at which the Court Order is expected to be granted;

“COVID-19”	means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks;

“COVID-19 Measures”	means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or other Law, directive, guidelines or recommendations promulgated by any industry group or any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act, Families First Act, the Payroll Tax Executive Order and IRS Notices 2020-22, 2020-65 and 2021-11;

“Credit Suisse”	means Credit Suisse Securities (USA) LLC;

“Document”	means this Document dated September 28, 2021 in respect of the Scheme sent to (among others) Atotech Shareholders, containing and setting out (among other matters) the full terms and conditions of the Scheme and containing the notice convening the Court Meeting and an explanatory statement in compliance with Article 126 of the Jersey Companies Law;

“DRS”	means DTC’s The Direct Registration System for recording entitlements to shares on the issuer’s or its transfer agent’s records in book-entry form;

“DTC”	means the Depository Trust Company;

“Eastern Time”	means the time in New York, United States at the relevant point in time;

“Effective Date”	means the date on which either: (i) the Scheme becomes effective in accordance with its terms; or (ii) if MKS elects in accordance with the terms of the Implementation Agreement to implement the Acquisition by way of a Jersey Merger, the date that the Jersey Merger becomes or is declared unconditional in all respects and the Registrar of Companies issues the relevant certificate of merger, and “Effective” shall be construed accordingly;

“Excluded Shares”	means (i) any Atotech Shares beneficially owned by MKS or any other member of the Wider MKS Group; (ii) any Atotech Shares held in treasury by Atotech and (iii) any other Atotech Shares which MKS and Atotech agree will not be subject to the Scheme;

“Facilities”	has the meaning given to it in paragraph 5 of Part II (Explanatory Statement) of this Document;

“FATCA”	means the Foreign Account Tax Compliance Act;

“Forms of Proxy”	means either or both (as the context demands) of the BLUE Form of Proxy in relation to the Court Meeting and the WHITE Form of Proxy in relation to the General Meeting, each being published in electronic form;

“General Meeting”	means the general meeting of Atotech Shareholders (including any adjournment thereof) to be convened in connection with the Scheme, notice of which is set out in Part X (Notice of General Meeting) of this Document, for the purpose of considering, and, if thought fit, approving, the Resolution;

“HMRC”	means HM Revenue & Customs;

“Identified Clearances”	means the Clearances as specified in Schedule 5 of the Implementation Agreement, subject to modifications in accordance with Clause 4.5 of the Implementation Agreement;

“IFRS”	means International Financial Reporting Standards;

“Implementation Agreement”	means the implementation agreement entered into between MKS and Atotech dated July 1, 2021;

“Initial Commitment Letter”	has the meaning given to it in paragraph 5 of Part II (Explanatory Statement) of this Document;

“Initial Commitment Parties”	has the meaning given to it in paragraph 5 of Part II (Explanatory Statement) of this Document;

“Intermediary” or “Intermediaries”	means brokers, investment firms, clearing houses and similar entities that own securities on behalf of a Non-Registered Shareholders(s);

“IPO”	means an initial public offering of shares;

“Jersey”	means the Island of Jersey;

“Jersey Companies Law”	means the Companies (Jersey) Law 1991 (as amended);

“Jersey Merger”	means, if MKS elects to implement the Acquisition by way of a Jersey merger pursuant to make a Permitted Switch, the Jersey merger (within the meaning of Part 18B of the Jersey Companies Law) to be made by MKS merging Atotech into MKS (or a Subsidiary of MKS) and for the issue of the Share Consideration including, where the context admits, any subsequent revision, variation, extension or renewal of such offer as agreed by the parties in writing;

“Jersey Merger Agreement”	means, if MKS elects to make a Permitted Switch, the agreement which would be despatched by MKS to Atotech Shareholders in connection with the Jersey Merger which will contain, inter alia, the terms and conditions of the Jersey Merger in compliance with article 127D of the Jersey Companies Law;

“Law”	means all applicable legislation, statutes, directives, regulations, judgments, decisions, decrees, orders, instruments, by-laws, and other legislative measures or decisions having the force of law, treaties, conventions and other agreements between states, or between states and the European Union or other supranational bodies, rules of common law, customary law and equity and all civil or other codes and all other laws of, or having effect in, any jurisdiction from time to time;

“Latest Practicable Date”	means September 24, 2021 (being the latest practicable date prior to publication of this Document);

“London Time”	means the time in London, England at the relevant point in time;

“Long Stop Date”	means December 31, 2021 or such later date as MKS and Atotech may agree in writing; provided that, (i) if all Clearances necessary for the Acquisition have not been obtained by December 31, 2021, or (ii) there is a Permitted Switch, the Long Stop Date shall automatically be extended until March 31, 2022;

“Lumi”	means Lumi AGM UK Limited;

“Management Change of Control Amendments”	has the meaning given to it in paragraph 12 of Part II (Explanatory Statement) of this Document;

“Meeting Materials”	means this Document, the notice of the Court Meeting and General Meeting, the BLUE and WHITE Forms of Proxy, the Voting Instruction Forms and the Virtual Meeting Guide;

“Meetings”	means together the Court Meeting and the General Meeting;

“MKS”	means MKS Instruments, Inc., a corporation incorporated in Massachusetts with registered number 042277512 and whose office is at 2 Tech Drive, Suite 201, Andover, Massachusetts;

“MKS Board”	means the directors of MKS as at the date of this Document or, where the context requires, the directors of MKS from time to time;

“MKS Directors”	means the directors of MKS as at the date of this Document or, where the context requires, the directors of MKS from time to time;

“MKS Group”	means MKS and its subsidiaries and subsidiary undertakings from time to time (which, for the avoidance of doubt, shall exclude Atotech or any other member of the Atotech Group);

“MKS Material Adverse Effect”	means an event, state of facts, circumstance, change, effect, development, occurrence or combination of the foregoing that has had, or would reasonably be expected to have, a material adverse effect on (A) the ability of MKS to consummate the Acquisition and the other transactions contemplated by the Implementation Agreement or (B) the business, condition (financial or otherwise) or results of operations of MKS and its Subsidiaries, taken as a whole, excluding any event, change, effect, development or occurrence resulting from or arising out of or attributable to: (1) any changes in general economic, business, labor, financial or capital market conditions (including prevailing interest rates or exchange rates and access to capital markets), (2) any changes generally in the industries (including seasonal fluctuations) in which MKS or any of its Subsidiaries conducts its business, (3) the negotiation, announcement, pendency, existence of, compliance with, performance under, or consummation of the Implementation Agreement or the transactions contemplated thereby (including, the impact thereof on the relationships, contractual or otherwise, of MKS or any of its Subsidiaries with employees, labour unions, customers, suppliers, lenders, distributors or partners, and including any lawsuit, action or other proceeding by shareholders or otherwise with respect to the Acquisition or any of the other transactions contemplated by the Implementation Agreement), (4) any action or omission taken or not taken at the request of, or with the consent of, Atotech or any of its Affiliates, (5) any changes or proposed changes in applicable Law (or authoritative interpretations thereof), (6) any changes or proposed changes in GAAP or other applicable accounting standards (or authoritative interpretations thereof), (7) earthquakes, any weather-related event, natural disasters, the outbreak or worsening of an epidemic, pandemic or other health crisis (including COVID-19, or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations), or outbreak or escalation of hostilities or acts of war (whether or not declared), military action, sabotage or acts of terrorism, (8) governmental shutdown, (9) any changes in regulatory, legislative or political conditions, (10) any proceeding arising from allegations of breach of fiduciary duty or violation of Law relating to the Implementation Agreement or the transactions contemplated thereby, (11) any changes in the share price or trading volume of MKS Shares or any suspension of trading, or (12) any failure, in and of itself, by MKS or its Subsidiaries to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics (provided that the exceptions in clauses (11) and (12) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such change or failure has resulted in, or contributed to, an MKS Material Adverse Effect so long as it is not otherwise excluded by this definition); except, in each case with respect to clauses (1), (2), (5), (6), (7), (8) and (9), to the extent disproportionately affecting MKS and its Subsidiaries, taken as a whole, relative to other companies in the industries in which MKS and its Subsidiaries operate;

“MKS RSUs”	means restricted stock units of MKS issuable pursuant to MKS’ 2014 Stock Incentive Plan;

“MKS Shares”	means the common stock (with no par value) of MKS, each an “MKS Share”;

“Nasdaq”	means the Nasdaq Global Select Market;

“New MKS Shares”	means the new MKS Shares proposed to be issued to Atotech Shareholders in connection with the Acquisition;

“Non-Registered Shareholder Record Time”	means 5.00 p.m. (Eastern Time) / 10.00 p.m. (London Time) on September 24, 2021;

“Non-Registered Shareholders”	means a holder of a book entry, beneficial or otherwise controlling voting and economic interest in an Atotech Share the legal ownership of which is held on their behalf by an Intermediary;

“non-US holder”	has the meaning given to it in paragraph 16.2 of Part II (Explanatory Statement) of this Document;

“NYSE”	means the New York Stock Exchange;

“Ogier Global”	means Ogier Global Company Secretary (Jersey) Limited;

“Panel”	means the Panel on Takeovers and Mergers;

“PCB”	means printed circuit board;

“Perella Weinberg Partners”	means Perella Weinberg Partners LP;

“Permitted Switch”	means an election by MKS to implement the Acquisition by way of a Jersey Merger (rather than by way of the Scheme) with the written consent of the Atotech Board, on and subject to the terms of the Implementation Agreement, as further described in paragraph 10.7 of Part II (Explanatory Statement);

“Per Share Consideration Cash Value”	means the fair market value of the Consideration payable per Scheme Share, in connection with which the fair market value of the Share Consideration component of the Consideration shall be determined by the average closing price per MKS Share reported on the Nasdaq Stock Market on the 10 trading days immediately preceding the Effective Date;

“PFIC”	means a Passive Foreign Investment Company;

“Record Date”	means 5.00 p.m. (Eastern Time) / 10.00 p.m. (London Time) on September 24, 2021, being the record date for the determination of Atotech Shareholders entitled to notice of the Court Meeting and General Meeting and at any adjournment or postponement thereof;

“register of members”	means the register of members of the Company including the United States branch register;

“Registrar of Companies”	means the registrar of companies in Jersey;

“Regulatory Condition”	means the Condition set out in paragraph 3(a) of Part A of Part III (Conditions to the Implementation of the Scheme and to the Acquisition) of this Document;

“Relevant Authority”	means any central bank, court or competition, antitrust, national, supranational or supervisory body or other government, governmental, trade or regulatory agency or body, in each case in any jurisdiction;

“Resolution”	means the resolution to approve, implement and effect the Scheme and the Acquisition and to amend the articles of association of Atotech by the adoption of a new article (in terms approved by MKS) under which any Atotech Shares issued or transferred after the General Meeting shall either be subject to the Scheme or (after the Effective Date) shall be immediately transferred to MKS (or as it may direct) in exchange for the same consideration as is due under the Scheme;

“Restricted Jurisdiction”	means any jurisdiction where local laws or regulations may result in a significant risk of civil, regulatory or criminal exposure if information concerning the Acquisition is sent or made available to Atotech Shareholders in that jurisdiction;

“Restricted Shareholder”	means a Scheme Shareholder whom MKS requires the Company to treat as a Restricted Shareholder pursuant to clause 5 of the Scheme;

“Revolving Credit Facility”	has the meaning given to it in paragraph 5 of Part II (Explanatory Statement) of this Document;

“Scheme”	means the proposed scheme of arrangement under Article 125 of the Jersey Companies Law between Atotech and the Scheme Shareholders to implement the Acquisition of Atotech by MKS, with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by Atotech and MKS;

“Scheme Record Time”	means 5.00 p.m. (Eastern Time) on the Business Day immediately prior to the Effective Date;

“Scheme Resolution”	means the resolution to be proposed at the Court Meeting to approve the Scheme, as set out in Part XI (Notice of Court Meeting) of this Document;

“Scheme Shareholder”	means a registered holder of a Scheme Share;

“Scheme Shares”	means:

(a) the Atotech Shares in issue at the date of this Document; (b) any Atotech Shares issued after the date of this Document and prior to the Scheme Voting Record Time; and

(c)   any Atotech Shares issued at, or after, the Scheme Voting Record Time and prior to the Scheme Record Time in respect of which the original or any subsequent holder thereof shall be bound by the Scheme, or shall by such time have agreed in writing to be bound by the Scheme, in each case other than the Excluded Shares;

“Scheme Voting Record Time”	means 5.00 p.m. (Eastern Time) / 10.00 p.m. (London Time) on the day which is 10 days before the Court Meeting or, if the Court Meeting is adjourned for more than 30 days, 5.00 p.m. (Eastern Time) on the day which is 10 days before the date of such adjourned Court Meeting;

“SDRT”	means UK Stamp Duty Reserve Tax;

“SEC”	means the US Securities and Exchange Commission;

“Share Consideration”	means 0.0552 of a New MKS Share per Atotech Share;

“Significant Interest”	means in relation to an undertaking, a direct or indirect interest of 20 per cent. or more of the total voting rights conferred by the equity share capital of such undertaking;

“Subsidiary”	means, with respect to any person, another person of which such first person owns or controls, directly or indirectly, securities or other ownership interests representing more than 50% of the voting power of all outstanding share, stock or ownership interests of such second person;

“Supplemental Commitment Parties”	has the meaning given to it in paragraph 5 of Part II (Explanatory Statement) of this Document;

“TCGA”	means the Taxation of Chargeable Gains Act 1992;

“Term Loan Facility”	has the meaning given to it in paragraph 5 of Part II (Explanatory Statement) of this Document;

“Transfer Agent”	means American Stock Transfer & Trust Company, LLC;

“UK Holder”	has the meaning given to it in paragraph 7 of Part IV(Description of the new MKS Shares) of this Document;

“UK Takeover Code”	means the City Code on Takeovers and Mergers;

“United Kingdom” or “UK”	means the United Kingdom of Great Britain and Northern Ireland;

“United States” or “US”	means the United States of America, its territories and possessions, any state of the United States of America, the District of Columbia and all other areas subject to its jurisdiction and any political sub-division thereof;

“US Exchange Act”	means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“US holder”	has the meaning given to it in paragraph 16.2 of Part II (Explanatory Statement) of this Document;

“USRPHC”	means a US real property holding corporation;

“USRPI”	means US real property interests;

“US Securities Act”	means the United States Securities Act of 1933, and the rules and regulations promulgated thereunder;

“Virtual Meeting Guide”	means the guide prepared by Lumi explaining how Scheme Shareholders and Atotech Shareholders can access and participate in the Meetings remotely via the Virtual Meeting Platform;

“Virtual Meeting Platform”	means the Lumi virtual meeting platform;

“Voting Instruction Forms”	means the voting instruction form mailed to Non-Registered Shareholders in connection with the Court Meeting and the voting instruction form mailed to Non-Registered Shareholders in connection with the General Meeting;

“Wider MKS Group”	means MKS and associated undertakings and any other body corporate, partnership, joint venture or person in which MKS and all such undertakings (aggregating their interests) have a Significant Interest.

“Wild Amendment”	has the meaning given to it in paragraph 12 of Part II (Explanatory Statement) of this Document;

“Wild Employment Agreement”	has the meaning given to it in paragraph 12 of Part II (Explanatory Statement) of this Document;

For the purposes of this Document, subsidiary, subsidiary undertaking, undertaking and associated undertaking have the respective meanings given thereto by the United Kingdom Companies Act 2006, as amended from time to time.

All references to USD, $ or dollars are to the lawful currency of the United States of America.

All references to GBP, £ or sterling are to the lawful currency of the United Kingdom.

References to the singular include the plural and vice versa.

A reference to includes shall mean includes without limitation, and references to including and any other similar term shall be construed accordingly.

All references to an enactment or statutory provision in any country shall be construed as a reference to any subordinate legislation, statutory instruments, orders, rules and regulations made or promulgated under the relevant enactment or statutory provision or deriving validity therefrom and shall be construed as a reference to that enactment, statutory provision, subordinate legislation, statutory instruments, orders, rules and regulations as extended, modified, consolidated, replaced or re-enacted from time to time.

PART IX NOTICE OF COURT MEETING

IN THE ROYAL COURT OF JERSEY SAMEDI DIVISION

IN THE MATTER OF ATOTECH LIMITED

and

IN THE MATTER OF ARTICLE 125 OF THE COMPANIES (JERSEY) LAW 1991

NOTICE IS HEREBY GIVEN that, by an order dated August 26, 2021 made in the above matter, the Royal Court of Jersey (the “Court”) has given permission for a meeting (the “Court Meeting”) to be convened of the holders of Scheme Shares (as defined in the Scheme referred to below) for the purpose of considering and, if thought fit, approving (with or without modification) a members’ scheme of arrangement (the “Scheme”) proposed to be made pursuant to Article 125 of the Companies (Jersey) Law 1991 (as amended) (the “Jersey Companies Law”) between Atotech Limited (the “Company”) and the holders of Scheme Shares and that such meeting will be held at the offices of Latham & Watkins (London) LLP located at 99 Bishopsgate, London EC2M 3XF, United Kingdom on November 3, 2021 at 10.00 a.m. (Eastern Time) / 2.00 p.m. (London Time), at which time and place all such holders of Scheme Shares are encouraged to remotely attend, speak, submit written questions and vote following the instructions set out below and in the Virtual Meeting Guide.

Unless defined in this notice, capitalised terms used in this notice shall have the meaning given to them in Part VIII (Definitions) of the document which this notice forms part.

A copy of the said Scheme and a copy of the explanatory statement required to be published pursuant to Article 126 of the Jersey Companies Law are incorporated in the Document of which this notice forms part.

It is important that, for the Court Meeting in particular, as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of opinion of Scheme Shareholders.

Each member present in person, remotely or by proxy will be entitled to one vote for each Scheme Share held at the Scheme Voting Record Time.

Votes to be taken by a poll and results

At the Court Meeting voting on the Scheme Resolution will be by poll rather than a show of hands. This is a more transparent method of voting as member votes are to be counted according to the number of shares held.

A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution. If no voting indication is given, your proxy will vote or abstain from voting at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the Court Meeting.

The results of the voting at the Court Meeting will be announced as soon as practicable by public announcement in the United States and by making such announcement available on Atotech’s website at https://investors.atotech.com.

Scheme Voting Record Time

Scheme Shareholders are strongly encouraged to submit proxy appointments and instructions for the Court Meeting as soon as possible by email. Scheme Shareholders are also strongly encouraged to appoint the Chair of the Court Meeting as their proxy. Instructions for accessing the Virtual Meeting Platform and information on how to appoint a proxy are set out in the notes below.

Entitlement to attend, speak and vote at the Court Meeting or any adjournment thereof (in person or remotely via the Virtual Meeting Platform), and the number of votes which may be cast at the Court Meeting, will be determined by reference to the register of members of the Company at 5.00 p.m. (Eastern Time) / 10.00 p.m. (London Time) on October 24, 2021 or, if the Court Meeting is adjourned for more than 30 days, 5.00 p.m. (Eastern Time) on the date which is 10 days before the date fixed for the adjourned meeting. Changes to the register of members after the relevant time shall be disregarded in determining the rights of any person to attend, speak and vote at the Court Meeting.

Joint Holders

In the case of joint holders of Scheme Shares the vote of the senior who tenders a vote by proxy will be accepted to the exclusion of the votes of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

Corporate Representatives

As an alternative to appointing a proxy, any Scheme Shareholder which is a corporation may appoint one or more corporate representatives who may exercise on its behalf, all its powers as a member, provided that if two or more corporate representatives purport to vote in respect of the same shares, if they purport to exercise the power in the same way as each other, the power is treated as exercised in that way, and in other cases the power is treated as not exercised.

In the case of a member which is a company, the proxy form must be executed under its common seal or signed on its behalf by an officer of such company or an attorney for such company.

By the said order, the Court has appointed Martin Sumner or, failing him, any other Atotech Director of the Company to act as Chair of the Court Meeting and has directed the Chair to report the result of the meeting to the Court.

The said Scheme will be subject to the subsequent sanction of the Court.

Dated September 28, 2021

Ogier (Jersey) LLP

44 Esplanade, St Helier

Jersey JE4 9WG Solicitors for the Company

Notes:

The following notes explain your general rights as a Scheme Shareholder and your right to attend and vote at the Court Meeting or to appoint someone else to vote on your behalf.

1.	COVID-19 Restrictions

The Atotech Board notes the ongoing measures imposed by various governments and federal and state authorities (including in the US, the UK and Jersey) in view of the ongoing COVID-19 pandemic. In light of these measures, together with the uncertainty as to any additional and/or alternative measures that may be put in place by the governments of, or federal or state authorities in, the US, UK and Jersey, and in order to protect the health and safety of Atotech Shareholders and Atotech Directors, Scheme Shareholders and Atotech Shareholders are strongly encouraged not to attend the Meetings in person, and are instead encouraged to attend the Meetings remotely via the Virtual Meeting Platform and to transmit a proxy appointment and voting instruction in advance of the Meetings, appointing “the Chair of the meeting” as their proxy.

Atotech has designated the Chair as the person whom Scheme Shareholders may appoint as their proxy. Scheme Shareholders are strongly encouraged to appoint the Chair of the Court Meeting as their proxy. If a Scheme Shareholder wishes to appoint an individual other than the Chair to represent such Scheme Shareholder at the Court Meeting, such Scheme Shareholder may do so by crossing out the Chair on the Form of Proxy and inserting the name of that other individual in the blank space provided on the Form of Proxy. A proxyholder need not be a shareholder of Atotech. If a Scheme Shareholder is a corporation, its proxy must be executed by a duly authorized officer or properly appointed attorney. The person they appoint will need to contact Ogier Global at Atotech@ogier.com to request a control number to remotely attend and vote at the Court Meeting. It is the responsibility of the Scheme Shareholder to advise their proxy (the person they appoint) to contact Ogier Global to request a control number. Without the control number, proxyholders will not be able to vote at the Court Meeting.

The COVID-19 situation is constantly evolving, and the governments of, and federal and state authorities in, the US, the UK and Jersey may change current restrictions or implement further measures relating to the holding of shareholder meetings during the affected period. Any material changes to the arrangements for the Court Meeting will be communicated to Scheme Shareholders before the Court Meeting by public announcement in the United States and by making such announcement available on Atotech’s website at https://investors.atotech.com.

2.	Instructions for remotely accessing the Virtual Meeting Platform

Scheme Shareholders will be given the opportunity to remotely attend, speak, submit written questions and vote at the Court Meeting via the Virtual Meeting Platform.

Scheme Shareholders can access the Virtual Meeting Platform using a web browser, on a PC or smartphone device. The web browser must be compatible with the latest browser versions of Chrome, Firefox, Edge and Safari. To remotely attend, speak, submit written questions and/or vote using this method, please go to https://web.lumiagm.com.

How to access and vote at the Court Meeting remotely if you are a Scheme Shareholder

1.	Log in at https://web.lumiagm.com/ at least 15 minutes before the Court Meeting starts.

2.	Enter the meeting ID: 155-494-169.

3.	Click on “I have a login”.

4.	Enter your control number (which can be found on the Form of Proxy).

5.	Enter the password: atotech2021 (case sensitive).

If you are unable to access your control number, you can obtain a control number by contacting Ogier Global at Atotech@ogier.com by 1.00 p.m. (Eastern Time) / 5.00 p.m. (London Time) on November 2, 2021.

Access to the Court Meeting via the Virtual Meeting Platform will be available from 9.45 a.m. (Eastern Time) / 1.45 p.m. (London Time) on November 3, 2021, although the voting functionality will not be enabled until the Chair of the Court Meeting declares the poll open. Scheme Shareholders will be permitted to speak and submit written questions (via the Virtual Meeting Platform) to the Atotech Directors during the course of the Court Meeting. Scheme Shareholders may also submit questions in advance of the Court Meeting by email to Atotech@ogier.com. Emails must be received no less than 48 hours before the start of the Court Meeting. The Chair of the Court Meeting will ensure that relevant matters relating to the formal business of the Meeting are addressed in the Court Meeting.

During the Court Meeting, Scheme Shareholders must ensure they are connected to the internet at all times in order to speak and submit written questions and vote when the Chair commences polling. Therefore, it is the responsibility of each Scheme Shareholder to ensure connectivity for the duration of the Court Meeting via their wireless or other internet connection. The Virtual Meeting Guide contains further information on remotely accessing and participating in the Court Meeting via the Virtual Meeting Platform and is available on Atotech’s website at https://investors.atotech.com.

3.	Right to appoint a proxy; procedure for appointment

Scheme Shareholders are strongly encouraged to submit proxy appointments and instructions for the Court Meeting as soon as possible by email.

Any power of attorney or any other authority under which the proxy form is signed (or a duly certified copy of such power or authority) must be included with the proxy form.

If you submit more than one valid proxy appointment, the appointment received last before the latest time for the receipt of proxies will take precedence.

Scheme Shareholders are entitled to appoint a proxy in respect of some or all of their Scheme Shares, respectively, and may also appoint more than one proxy, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by such holder. Scheme Shareholders who wish to appoint more than one proxy in respect of their holding of Scheme Shares should contact Ogier Global for further Forms of Proxy. A space has been included in the BLUE Form of Proxy to allow Scheme Shareholders to specify the number of shares in respect of which that proxy is appointed. Scheme Shareholders who return the BLUE Form of Proxy duly executed but leave this space blank will be deemed to have appointed the proxy in respect of all of their Scheme Shares.

As set out in note 1 above, Scheme Shareholders are also strongly encouraged to appoint the Chair of the Court Meeting as their proxy.

If you receive more than one Form of Proxy because you own Scheme Shares registered in different names or addresses, the relevant Form of Proxy should be completed and returned in respect of each name and address.

Sending Forms of Proxy by email

Scheme Shareholders should send their completed Forms of Proxy to Atotech@ogier.com no later than 10.00 a.m. (Eastern Time) / 2.00 p.m. (London Time) on November 1, 2021 for the Court Meeting (or, if the Court Meeting is adjourned, no later than 48 hours (excluding any day which is not a Business Day) before the time fixed for the adjourned Court Meeting).

To be valid, completed Forms of Proxy must be dated, completed, signed and deposited with Ogier Global by email described in this Document. If your Scheme Shares are held in the name of a broker or other Intermediary, please complete and sign the materials provided to you in accordance with the instructions provided to you by such broker or other Intermediary.

4.	Further questions and communication

If Atotech Shareholders have any questions about the Court Meeting or the completion and return of the BLUE Form of Proxy, please contact Ogier Global on +44 1534 514000 or by email at Atotech@ogier.com. Calls are charged at the standard geographic rate and will vary by provider. Calls from outside Jersey, Channel Islands will be charged at the applicable international rate. The helpline is open between 9.00 a.m. – 5.00 p.m. (London Time), Monday to Friday excluding public holidays in Jersey, Channel Islands. Please note that Ogier Global cannot provide any financial, legal or tax advice and calls may be recorded and monitored for security and training purposes. If requested, copies of the BLUE Form of Proxy will be provided free of charge.

A copy of this notice is available for review at https://investors.atotech.com.

You may not use any electronic address provided in either this Notice of Court Meeting or any related documents (including the Form of Proxy) to communicate with the Company for any purpose other than those expressly stated.

PART X NOTICE OF GENERAL MEETING

ATOTECH LIMITED

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Atotech Limited (the “Company”) will be held at the offices of Latham & Watkins (London) LLP located at 99 Bishopsgate, London EC2M 3XF, United Kingdom on November 3, 2021 at 10.15 a.m. (Eastern Time) / 2.15 p.m. (London Time) (or as soon thereafter as the Court Meeting (as defined in Part VIII (Definitions) of the document which this notice forms part (the “Document”)) is concluded or adjourned) for the purpose of considering and, if thought fit, passing the following resolution, which will be proposed as a special resolution of the shareholders of the Company. Unless defined in this notice, capitalised terms used in this notice shall have the meaning given to them in Part VIII (Definitions) of the Document.

SPECIAL RESOLUTION

THAT:

(A)

for the purpose of giving effect to the Scheme between the Company and the holders of the Scheme Shares, the terms of which are set out in full in Part V (The Scheme of Arrangement) of the Document, in its original form or with or subject to any modification, addition, or condition agreed by the Company and MKS and approved or imposed by the Court, the directors of the Company (or a duly authorised committee thereof) be authorised to take all such action as they may consider necessary or appropriate for carrying the Scheme into effect; and

(B)	with effect from the passing of this resolution, the articles of association of the Company be and are hereby amended by the adoption and inclusion of the following new article 41:

“41	Scheme of Arrangement

41.1

In this Article 41, references to the “Scheme” are to the Scheme of Arrangement between the Company and the holders of Scheme Shares (as defined in the Scheme) dated September 28, 2021 (with or subject to any modification, addition or condition approved or imposed by the Royal Court of Jersey and agreed by the Company and MKS Instruments, Inc.) under Article 125 of the Companies Law and terms defined in the Scheme shall have the same meanings in this Article.

41.2

Notwithstanding any other provisions in these Articles, if the Company issues any Atotech Shares other than to any member of the Wider MKS Group or its nominee(s) on or after the date of the adoption of this Article and prior to the Scheme Record Time such Atotech Shares shall be issued subject to the terms of the Scheme and the holder or holders of such Atotech Shares shall be bound by the Scheme accordingly.

41.3

Notwithstanding any other provision of these Articles, if any Atotech Shares are issued to, or transferred or held by, any person or his nominee other than MKS or its nominee(s) (a “New Member”) at or after the Scheme Record Time, such Atotech Shares (the “Post-Scheme Shares”) will, provided that the Scheme has become effective, be immediately transferred to MKS or its nominee(s) (which shall be obliged to acquire all of those Post-Scheme Shares) in consideration of and conditional on the payment to the New Member of the same consideration per Atotech Share as would have been payable to a holder of the Scheme Shares under the Scheme.

41.4

On any reorganisation of, or material alteration to, the share capital of the Company (including, without limitation, any subdivision and/or consolidation), the value of the consideration per Atotech Share to be paid under Article 41.3 above shall be adjusted by the Directors in such manner as the auditors of the Company or an independent investment bank selected by the Company (whichever in their absolute discretion the Directors may elect) may determine to be fair and reasonable to the New Member reflecting such reorganisation or alteration. References in this Article to Atotech Shares shall, following such adjustment, be construed accordingly.

41.5

The consideration to be paid for any Atotech Shares transferred under Article 41.3 or 41.4 will be paid as soon as practicable and in any event no later than 14 days after the date of transfer of such Atotech Shares and the payment of such consideration shall constitute a complete discharge to MKS (or its nominee(s), as applicable) and the Company in respect of their obligations.

41.6

To give effect to any such transfer required by this Article, the Company may hereby appoint any person as appointee or agent of the New Member to execute and deliver a form of transfer on behalf of the New Member in favour of MKS (or, if applicable, its nominee(s)) and to do all such things and execute and deliver such documents as may, in the opinion of the appointee or agent, be necessary or desirable to vest such Post-Scheme Shares in MKS (or its nominee(s), if applicable). Pending the registration of MKS (or its nominee(s), if applicable) as the holder of any Post-Scheme Shares to be transferred pursuant to this Article, each New Member hereby irrevocably appoints MKS as its appointee and/or agent and/or otherwise to exercise on its behalf (in place of and to the exclusion of the relevant New Member) any voting rights attached to the Post-Scheme Shares and any or all rights and privileges attaching to the Post-Scheme Shares, to sign any consent to short notice of any general or separate class meeting of the Company and on the New Member’s behalf to execute a form of proxy in respect of its Post-Scheme Shares appointing any person nominated by MKS (or its nominee(s), if applicable) to attend general and separate class meetings of the Company and authorises the Company to send to MKS and/or its nominee(s) any notice, circular, warrant or other document or communication which may be required to be sent to them as a member of the Company, such that from the Effective Date, no New Member shall be entitled to exercise any voting rights attached to the Post-Scheme Shares or any other rights or privileges attaching to the Post-Scheme Shares. The Company shall not be obliged to issue a certificate to the New Member for any Post-Scheme Shares.

41.7

Notwithstanding any other provision of these Articles, neither the Company nor the Directors shall register the transfer of any Scheme Shares effected between the Scheme Record Time and the date on which the Scheme becomes effective, other than to MKS or its nominee(s) pursuant to the Scheme.

41.8	If the Scheme shall not have become effective by the applicable date referred to in (or otherwise set in accordance with) clause 10(b) of the Scheme, this Article 41 shall cease to be of any effect.”

September 28, 2021

By Order of the Board

Josh M. McMorrow

Vice President and Group General Counsel

Registered Office: 3rd Floor, 44 Esplanade, St Helier, Jersey, JE4 9WG

Registered in Jersey No. 127906

Notes:

The following notes explain your general rights as an Atotech Shareholder and your right to attend and vote at the Court Meeting or to appoint someone else to vote on your behalf.

1.	COVID-19 Restrictions

The Atotech Board notes the ongoing measures imposed by various governments and federal and state authorities (including in the US, the UK and Jersey) in view of the ongoing COVID-19 pandemic. In light of these measures, together with the uncertainty as to any additional and/or alternative measures that may be put in place by the governments of, or federal or state authorities in, the US, UK and Jersey, and in order to protect the health and safety of Atotech Shareholders and Atotech Directors, Scheme Shareholders and Atotech Shareholders are strongly encouraged not to attend the Meetings in person, and are instead encouraged to attend the Meetings remotely via the Virtual Meeting Platform and to transmit a proxy appointment and voting instruction in advance of the Meetings, appointing “the Chair of the meeting” as their proxy.

Atotech has designated the Chair as the person whom Atotech Shareholders may appoint as their proxy. Atotech Shareholders are strongly encouraged to appoint the Chair of the General Meeting as their proxy. If an Atotech Shareholder wishes to appoint an individual other than the Chair to represent such Atotech Shareholder at the General Meeting, such Atotech Shareholder may do so by crossing out the Chair on the Form of Proxy and inserting the name of that other individual in the blank space provided on the Form of Proxy. A proxyholder need not be a shareholder of Atotech. If an Atotech Shareholder is a corporation, its proxy must be executed by a duly authorized officer or properly appointed attorney. The person they appoint will need to contact Ogier Global at Atotech@ogier.com to request a control number to remotely attend and vote at the General Meeting. It is the responsibility of the Atotech Shareholder to advise their proxy (the person they appoint) to contact Ogier Global to request a control number. Without the control number, proxyholders will not be able to vote at the General Meeting.

The COVID-19 situation is constantly evolving, and the governments of, and federal and state authorities in, the US, the UK and Jersey may change current restrictions or implement further measures relating to the holding of shareholder meetings during the affected period. Any material changes to the arrangements for the General Meeting will be communicated to Atotech Shareholders before the General Meeting by public announcement in the United States and by making such announcement available on Atotech’s website at https://investors.atotech.com.

2.	Instructions for remotely accessing the Virtual Meeting Platform

Atotech Shareholders will be given the opportunity to remotely attend, speak, submit written questions and vote at the General Meeting via the Virtual Meeting Platform.

Atotech Shareholders can access the Virtual Meeting Platform using a web browser, on a PC or smartphone device. The web browser must be compatible with the latest browser versions of Chrome, Firefox, Edge and Safari. To remotely attend, speak, submit written questions and/or vote using this method, please go to https://web.lumiagm.com.

How to access and vote at the General Meeting if you are an Atotech Shareholder

1.	Log in at https://web.lumiagm.com at least 15 minutes before the General Meeting starts.

2.	Click on “I have a login”.

3.	Enter your control number (which can be found on the Form of Proxy).

4.	Enter the password: atotech2021 (case sensitive).

If you are unable to access your control number, you can obtain a control number by contacting Ogier Global at Atotech@ogier.com by 1.00 p.m. (Eastern Time) / 5.00 p.m. (London Time) on November 2, 2021.

Access to the General Meeting via the Virtual Meeting Platform will be available from 9.45 a.m. (Eastern Time) / 1.45 p.m. (London Time) on November 3, 2021, although the voting functionality will not be enabled until the Chair of the General Meeting declares the poll open. Atotech Shareholders will be permitted to speak and submit written questions (via the Virtual Meeting Platform) to the Atotech Directors during the course of the General Meeting. Atotech Shareholders may also submit questions in advance of the General Meeting by email to Atotech@ogier.com. Emails must be received no less than 48 hours before the start of the General Meeting. The Chair of the General Meeting will ensure that relevant matters relating to the formal business of the Meeting are addressed in the General Meeting.

During the General Meeting, Atotech Shareholders must ensure they are connected to the internet at all times in order to speak, submit written questions and vote when the Chair commences polling. Therefore, it is the responsibility of each Atotech Shareholder to ensure connectivity for the duration of the General Meeting via their wireless or other internet connection. The Virtual Meeting Guide contains further information on remotely accessing and participating in the General Meeting via the Virtual Meeting Platform and is available on Atotech’s website at https://investors.atotech.com.

Any Atotech Shareholder attending the meeting has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the meeting but no such answer need be given if: (a) to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information, (b) the answer has already been given on a website in the form of an answer to a question, or (c) it is undesirable in the interests of the Company or the good order of the meeting that the question be answered.

3.	Entitlement to attend and vote

Each Atotech Shareholder (other than any member of the Wider MKS Group) who is entered in Atotech register of members at the Scheme Voting Record Time (expected to be 5.00 p.m. (Eastern Time) / 10.00 p.m. (London Time) on October 24, 2021) will be entitled to attend and vote on the Resolution to be put to the General Meeting (in each case, in person or remotely via the Virtual Meeting Platform). If the General Meeting is adjourned for more than 30 days, only those Atotech Shareholders on the register of members at 5.00 p.m. (Eastern Time) on the day which is 10 days before the adjourned General Meeting will be entitled to attend and vote (in each case, in person or remotely via the Virtual Meeting Platform). Changes to the register of members after the relevant time will be disregarded in determining the rights of any person to attend or vote at the General Meeting. Each eligible Atotech Shareholder is entitled to appoint a proxy or proxies to attend and, on a poll, to vote (in each case, in person or remotely via the Virtual Meeting Platform), instead of them. A proxy need not be an Atotech Shareholder.

4.	Right to appoint a proxy; procedure for appointment

Atotech Shareholders are strongly encouraged to submit proxy appointments and instructions for the General Meeting as soon as possible by email as set out below. As set out in note 1 above, Atotech Shareholders are also strongly encouraged to appoint the Chair of the General Meeting as their proxy.

Any power of attorney or any other authority under which the proxy form is signed (or a duly certified copy of such power or authority) must be included with the proxy form.

If you submit more than one valid proxy appointment, the appointment received last before the latest time for the receipt of proxies will take precedence.

If you receive more than one Form of Proxy because you own Scheme Shares or Atotech Shares registered in different names or addresses, the relevant Form of Proxy should be completed and returned in respect of each name and address.

Atotech Shareholders are entitled to appoint a proxy in respect of some or all of their Atotech Shares, respectively, and may also appoint more than one proxy, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by such holder. Atotech Shareholders who wish to appoint more than one proxy in respect of their holding of Atotech Shares should contact Ogier Global for further Forms of Proxy. A space has been included in the WHITE Form of Proxy to allow Atotech Shareholders to specify the number of shares in respect of which that proxy is appointed. Atotech Shareholders who return the WHITE Form of Proxy duly executed but leave this space blank will be deemed to have appointed the proxy in respect of all of their Atotech Shares.

Sending Forms of Proxy email

Atotech Shareholders should send their completed Forms of Proxy to Atotech@ogier.com no later than 10.15 a.m. (Eastern Time) / 2.15 p.m. (London Time) on November 1, 2021 for the General Meeting (or, if the General Meeting is adjourned, no later than 48 hours (excluding any day which is not a Business Day) before the time fixed for the adjourned General Meeting).

To be valid, completed Forms of Proxy must be dated, completed, signed and deposited with Ogier Global by email as described in this Document. If your Scheme Shares are held in the name of a broker or other Intermediary, please complete and sign the materials provided to you in accordance with the instructions provided to you by such broker or other Intermediary.

5.	Appointment of a proxy by joint holders

In the case of joint holders of shares the vote of the senior who tenders a vote, whether in person, remotely or by proxy, will be accepted to the exclusion of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding (the first-named being the most senior).

6.	Corporate representatives

As an alternative to appointing a proxy, any corporation which is a member may appoint one or more corporate representatives who may exercise on its behalf all its powers as a member, provided that if two or more corporate representatives purport to vote in respect of the same shares, if they purport to exercise the power in the same way as each other, the power is treated as exercised in that way, and in other cases the power is treated as not exercised.

In the case of a member which is a company, the proxy form must be executed under its common seal or signed on its behalf by an officer of such company or an attorney for such company.

7.	Votes to be taken by a poll and results

At the General Meeting voting on the Resolution will be by poll rather than a show of hands. This is a more transparent method of voting as member votes are to be counted according to the number of shares held.

A quorum (except as otherwise provided by the Articles) consists of two Atotech Shareholders holding in aggregate not less than a simple majority of all voting share capital of the Company in issue present in person or by proxy and entitled to vote, provided that: (i) as the Company is a Controlled Company (as defined in the Articles), the General Meeting shall not be quorate unless the Carlyle Shareholders (as defined in the Articles) holding in the aggregate a majority of all Atotech Shares held by the Carlyle Shareholders are in attendance (provided that each such shareholder holds Shares in the Company); and (ii) the minimum quorum for any meeting shall be two Atotech Shareholders entitled to vote representing in excess of 50% of the total issued Atotech Shares at the commencement of the meeting. An Atotech Shareholder who attends the General Meeting in person or remotely via the Virtual Meeting Platform in their own right and who is not represented at the General Meeting by a proxy is deemed to be attending ‘in person’ for the purposes of the quorum requirements.

A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution. If no voting indication is given, your proxy will vote or abstain from voting at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the General Meeting.

The results of the voting at the General Meeting will be announced as soon as practicable through by public announcement in the United States and by making such announcement available on Atotech’s website at https://investors.atotech.com.

8.	Issued share capital and total voting rights

As at September 24, 2021, being the Latest Practicable Date, the Company’s issued share capital consists of 194,695,832 Atotech Shares. Each Atotech Share carries the right to one vote at the General Meeting convened by this notice and therefore the total voting rights in the Company as at September 24, 2021 are 194,695,832.

9.	Inspection of this notice and the articles of association

Copies of this notice, the Company’s existing articles of association and the articles of association as proposed to be amended by the special resolution set out in this notice are available for review at https://investors.atotech.com. Physical inspection of the documents at the registered office of the Company will not be possible due to COVID-19 restrictions.

10.	Further questions and communication

If Atotech Shareholders have any questions about the General Meeting or the completion and return of the WHITE Form of Proxy, please contact Ogier Global on +44 1534 514000 or by email at Atotech@ogier.com. Calls are charged at the standard geographic rate and will vary by provider. Calls from outside Jersey, Channel Islands will be charged at the applicable international rate. The helpline is open between 9.00 a.m. – 5.00 p.m. (London Time), Monday to Friday excluding public holidays in Jersey, Channel Islands. Please note that Ogier Global cannot provide any financial, legal or tax advice and calls may be recorded and monitored for security and training purposes. If requested, copies of the WHITE Form of Proxy will be provided free of charge.

You may not use any electronic address provided in either this Notice of General Meeting or any related documents (including the Form of Proxy) to communicate with the Company for any purpose other than those expressly stated.